USPh
ONE PARTNER™

2026 SHAREHOLDER LETTER
April 16, 2026

Dear U.S. Physical Therapy Shareholder,

I want to begin this letter by thanking our dedicated, partner-led teams from around the country. Everyday, our therapists show up making a tremendous difference in the lives of our patients. And to our injury prevention teams who are embedded in our nation's largest and most important employers, by preventing and reducing injuries before they happen, you are helping to save our clients hundreds of millions of dollars while making workplaces safer. Across the full spectrum of all that we do, this is truly impactful and meaningful work.

2025 marked a 5-year period where we were beset with Medicare reimbursement headwinds that felt very incongruent with the associated value and impact of our care. Despite these headwinds, we focused on what we could control, and I hope you will agree that 2025 produced some notable highlights.

Among them:

- Net Revenue increased 16.3% overall…16% from physical therapy and 18% from our industrial injury prevention business.

- Gross Profit across both segments grew more than 20%.

- Adjusted Operating Income grew 18.4%.

- Despite federal rate headwinds, we improved our overall net rate per patient visit and we delivered margin improvement as a result of solid cost control.

- Our net promoter scores across our broad network of partnerships continue to be in the world class range, averaging approximately 94 for the year….a testament to the extraordinary care and concern that is recognized by our patients and differentiates us from other parts of the healthcare continuum.

Additional 2025 Highlights:

- Our Metro acquisition was completed at the end of October 2024 and is now fully integrated and bearing great fruit. **In the first 17 months after the acquisition, we increased our clinic count by 50% to 63 clinics**, as well as significantly expanded our home care services.

usph.com

- Importantly, we announced our first very **significant hospital alliance with NYU Langone Health,** which will begin phasing in mid-2026 and will provide us with additional support, capabilities, and resources to reach even more patients with our life-impacting care. This hospital initiative will be a material and persistent effort which will help us to strengthen and densify key markets across the country.

- Additionally, **we completed several acquisitions in 2025 in our core PT business, along with a recently announced 2026 injury prevention partnership** based in our rapidly growing New York City market. This partnership, like several of our prior industrial injury prevention acquisitions, broadens our service offering and will help to extend those capabilities to our existing customers and their employees.

Key 2026 initiatives will include:

- Complete our rollout of ambient listening supported documentation.

- Complete our rollout of semi-virtualization of our front office functionality.

- Further expand our cash-based programs

- An enterprise-wide rollout of remote therapeutic monitoring for our Medicare patients.

- Targeted capital deployment for acquisitions in both the industrial injury prevention and physical therapy segments.

- Semi-refreshment of our Board of Directors by replacing 2 outgoing board members at the point of retirement.

Our team is extremely focused and aligned around these key opportunities which will deliver accelerated growth, further densification in key markets, and margin restoration.

The "secret sauce," however, is our unwavering commitment to providing great care and service to our patients and our industrial injury prevention partners. We appreciate all your support over these past few years. This begins my 23rd year with this great company and I am as excited as I have ever been for our future and the opportunity ahead. We have much yet to accomplish and we have a great team spread around the country to get us there.

As I say often around the office….."*Let's GO!!*"

God Bless!

Chris Reading
Chairman and Chief Executive Officer
1300 W. Sam Houston Parkway S., Suite 300
Houston, TX 77042
creading@usph.com

 

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO _____

COMMISSION FILE NUMBER 1-11151

U.S. PHYSICAL THERAPY, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

NEVADA	76-0364866
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	*(I.R.S. EMPLOYER IDENTIFICATION NO.)*

1300 WEST SAM HOUSTON PARKWAY SOUTH, SUITE 300, HOUSTON, TEXAS	77042
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	*(ZIP CODE)*

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (713) 297-7000
SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE EXCHANGE ACT:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	USPH	New York Stock Exchange
Common Stock, $.01 par value	USPH	NYSE Texas, Inc.

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE EXCHANGE ACT: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐ No ☑

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes ☐ No ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the shares of the registrant's common stock held by non-affiliates of the registrant at June 30, 2025, was $736.6 million based on the closing sale price reported on the NYSE for the registrant's common stock on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter. For the purposes of this computation, all executive officers, directors and 5% or greater beneficial owners of the registrant were deemed to be affiliates. Such determination should not be deemed an admission that such executive officers, directors and beneficial owners are, in fact, affiliates of the registrant.

As of February 23, 2026, the number of shares outstanding of the registrant's common stock, par value $.01 per share, was 15,122,562.

DOCUMENTS INCORPORATED BY REFERENCE

DOCUMENT	PART OF FORM 10-K
Portions of Definitive Proxy Statement for the 2025 Annual Meeting of Shareholders	Part III

Table of Contents

FORWARD-LOOKING STATEMENTS

We make statements in this report that are considered forward-looking statements within the meaning given such term under Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements contain forward-looking information relating to the financial condition, results of operations, plans, objectives, future performance and business of our Company. These statements (often using words such as "believes", "expects", "intends", "plans", "appear", "should" and similar words) involve risks and uncertainties that could cause actual results to differ materially from those we project. Included among such statements, but not limited to, are those relating to opening clinics, availability of personnel and the insurance reimbursement environment. The forward-looking statements are based on our current views and assumptions, and actual results could differ materially from those anticipated in such forward-looking statements as a result of certain risks, uncertainties, and factors, which include, but are not limited to:

- changes in Medicare rules and guidelines and reimbursement or failure of our clinics to maintain their Medicare certification and/or enrollment status;

- revenue we receive from Medicare and Medicaid being subject to potential retroactive reduction;

- changes in reimbursement rates or payment methods from third party payors including government agencies, and changes in the deductibles and co-pays owed by patients;

- private third-party payors for our services may adopt payment policies that could limit our future revenue and profitability;

- compliance with federal and state laws and regulations relating to the privacy of individually identifiable patient information, and associated fines and penalties for failure to comply;

- compliance with state laws and regulations relating to the corporate practice of medicine and fee splitting, and associated fines and penalties for failure to comply;

- competitive, economic or reimbursement conditions in our markets which may require us to reorganize or close certain clinics and thereby incur losses and/or closure costs including the possible write-down or write-off of goodwill and other intangible assets;

- the impact of a termination of one or more of the Company's hospital affiliation arrangements, which could have an adverse impact on revenue and the results of operations;

- the impact of future public health crises and epidemics/pandemics;

- certain of our acquisition agreements contain put-rights related to a future purchase of significant equity interests in our subsidiaries or in a separate company;

- the impact of future vaccinations and/or testing mandates at the federal, state and/or local level, which could have an adverse impact on staffing, revenue, costs and the results of operations;

- our debt and financial obligations could adversely affect our financial condition, our ability to obtain future financing and our ability to operate our business;

- changes as the result of government enacted national healthcare reform;

- the ability to control variable interest entities for which we do not have a direct ownership;

- business and regulatory conditions including federal and state regulations;

- governmental and other third party payor inspections, reviews, investigations and audits, which may result in sanctions or reputational harm and increased costs;

- revenue and earnings expectations;

- contingent consideration provisions in certain of our acquisition agreements, the value of which may impact future financial results;

- legal actions, which could subject us to increased operating costs and uninsured liabilities;

- general economic conditions, including but not limited to inflationary and recessionary periods;

- actual or perceived events involving banking volatility or limited liability, defaults or other adverse developments that affect the U.S or the international financial systems, may result in market wide liquidity problems which could have a material and adverse impact on our available cash and results of operations;

- our business depends on hiring, training, and retaining qualified employees;

- availability and cost of qualified physical therapists;

- competitive environment in the industrial injury prevention services business, which could result in the termination or non-renewal of contractual service arrangements and other adverse financial consequences for that service line;

- our ability to identify and complete acquisitions, and the successful integration of the operations of the acquired businesses;

- impact on the business and cash reserves resulting from retirement or resignation of key partners and resulting purchase of their non-controlling interest (minority interests);

- maintaining our information technology systems with adequate safeguards to protect against cyber-attacks;

- a security breach of our or our third party vendors' information technology systems may subject us to potential legal action and reputational harm and may result in a violation of the Health Insurance Portability and Accountability Act of 1996 of the Health Information Technology for Economic and Clinical Health Act;

- maintaining clients for which we perform management, industrial injury prevention related services, and other services, as a breach or termination of those contractual arrangements by such clients could cause operating results to be less than expected;

- maintaining adequate internal controls;

- use of generative artificial intelligence;

- maintaining necessary insurance coverage;

- availability, terms, and use of capital; and

- weather and other seasonal factors.

Many factors are beyond our control. Given these uncertainties, you should not place undue reliance on our forward-looking statements. Please see the other sections of this report and our other periodic reports filed with the Securities and Exchange Commission (the ''SEC'') for more information on these factors. Our forward-looking statements represent our estimates and assumptions only as of the date of this report. Except as required by law, we are under no obligation to update any forward-looking statement, regardless of the reason the statement may no longer be accurate.

PART I

ITEM 1.   BUSINESS

GENERAL

U.S. Physical Therapy, Inc. through its subsidiaries ("we", "us", "our", or the "Company"), operates its business through two reportable business segments. Our physical therapy operations segment consists of physical therapy, speech therapy and occupational therapy clinics and home-care physical and speech therapy practices that provide pre- and post-operative care and treatment for a variety of orthopedic-related disorders, sports-related injuries, and rehabilitation of injured workers. Services provided by the industrial injury prevention services ("IIP") segment include onsite services for clients' employees including injury prevention and rehabilitation, performance optimization, post-offer employment testing, functional capacity evaluations and ergonomic assessments. The majority of IIP is contracted with and paid for directly by employers, including a number of Fortune 500 companies. IIP is performed through industrial sports medicine professionals with specialized training related to the musculoskeletal system.

We were re-incorporated in April 1992 under the laws of the State of Nevada and have operating subsidiaries organized in various states in the form of limited partnerships, limited liability companies and wholly-owned corporations. This description of our business should be read in conjunction with our financial statements and the related notes contained in Item 8 in this Annual Report on Form 10-K.

Our principal executive offices are located at 1300 West Sam Houston Parkway South, Suite 300, Houston, Texas 77042. Our telephone number is (713) 297-7000. Our website is www.usph.com.

Acquisitions of Businesses and Interests

During the last three years, we completed the acquisitions of the following clinic practices and IIP businesses detailed below:

Acquisition	Date	% Interest Acquired	Number of Clinics
July 2025 Acquisition	July 31, 2025	60%	3
April 2025 Acquisition	April 30, 2025	40%*	**
February 2025 Acquisition	February 28, 2025	65%	3
November 2024 Acquisition	November 30, 2024	75%	8
October 2024 Acquisition	October 31, 2024	50%	50
August 2024 Acquisition	August 31, 2024	70%	8
April 2024 Acquisition	April 30, 2024	***	****
March 2024 Acquisition	March 29, 2024	50%	9
October 2023 Acquisition	October 31, 2023	*****	****
September 2023 Acquisition 1	September 29, 2023	70%	4
September 2023 Acquisition 2	September 29, 2023	70%	1
July 2023 Acquisition	July 31, 2023	70%	7
May 2023 Acquisition	May 31, 2023	45%	4
February 2023 Acquisition	February 28, 2023	80%	1

---

*   On April 30, 2025, the Company acquired an outpatient home care practice that provides speech and occupational therapy through its 50% owned subsidiary MSO Metro LLC. ("Metro"). After the transaction, the Company's ownership interest is 40%, the local partners have an ownership interest of 40% and the practice's preacquisition owners have a 20% ownership interest.

**   Home-care business.

***   On April 30, 2024, one of our primary IIP businesses, Briotix Health Limited Partnership, acquired 100% of an IIP business.

****   IIP business

*****   On October 31, 2023, we concurrently acquired 100% of an IIP business and a 55% equity interest in an ergonomics software business ("October 2023 Acquisition").

Besides the multi-clinic acquisitions referenced in the table above, during 2025, 2024, and 2023 we purchased the assets and businesses of fourteen, eight and nine physical therapy clinics, respectively, which were tucked into larger partnerships in separate transactions.

Our strategy is to continue acquiring outpatient physical therapy practices, develop outpatient physical therapy clinics as satellites in existing partnerships, manage outpatient physical therapy clinics owned by third parties, and continue acquiring companies that provide or serve the Company's industrial injury prevention services sector.

We repurchased 81,322 of our own shares of common stock for total consideration of $5.6 million on the open market in the three months ended December 31, 2025.

We are in the process of implementing a new enterprise resource planning ("ERP") system designed to support certain human resources and accounting functions. The implementation is intended to enhance system integration, standardize processes, and improve operational efficiency and reporting capabilities. We expect to continue the phased implementation of the ERP system over time while maintaining existing systems and controls during the transition.

OUR OPERATING SEGMENTS

Our reportable segments include the physical therapy operations segment and the IIP segment. Also included in the physical therapy operations segment are revenues from management contract services and other services, which include services we provide on-site, such as athletic trainers for schools.

Physical Therapy Operations

Our physical therapy operations segment primarily operates through subsidiary clinic partnerships ("Clinic Partnerships"), in which we generally serve as the general partner or managing member of the Clinic Partnerships. Our equity interests generally range from 65% to 75% (with an overall range of 30%-99%) in the Clinic Partnerships. For the vast majority of the Clinic Partnerships, the managing healthcare practitioner is a physical therapist who owns, directly or indirectly, the remaining limited partnership interest in most of the clinics.

Some of the Clinic Partnerships serve as management services organizations which manage and provide staffing and a variety of administrative services to hospitals, hospital systems and physical therapy provider entities in which we do not have an ownership interest. These Clinic Partnerships similarly are owned collectively by us and one or more physical therapists who are involved in the management of the operations. To a lesser extent, the Company operates some clinics through wholly-owned subsidiaries (hereinafter referred to as "Wholly-Owned Facilities"). In addition, we have developed satellite clinic facilities as part of existing Clinic Partnerships and Wholly-Owned Facilities, with the result that a substantial number of Clinic Partnerships and Wholly-Owned Facilities operate more than one clinic location.

Our Clinics

We owned and/or managed 780 clinics in 44 states on December 31, 2025. Our highest concentration of clinics is in the following states: Texas, Tennessee, Michigan, New York, Virginia, Oregon, Florida, Pennsylvania, Georgia, Maryland, Idaho, Missouri, Arizona, Alabama, Connecticut, South Carolina, and Wyoming. Included in these clinics, are 34 hospital and/or physician owned physical therapy practices as of December 31, 2025, that we manage through management contracts. We continue to grow this aspect of our business, as our Clinic Partnerships pursue strategic affiliations with hospitals and hospital systems in their respective local markets. Pursuant to these contractual arrangements, the Clinic Partnerships provide the hospital providers with a variety of administrative, staffing and management-related services, and in some cases the use of clinic premises and equipment. These arrangements involve one or more fees paid by the hospital provider to the particular Clinic Partnership in return for the performance of such services under those arrangements.

The table that follows presents historical information regarding the number of clinics operated by the Company during the periods indicated.

Clinic Count Roll Forward [1]

	2025			2024		
	Owned	**Managed**	**Total**	**Owned**	**Managed**	**Total**
Number of clinics, beginning of period	722	39	761	671	43	714
Q1 additions	14	—	14	14	—	14
Q1 closed or sold.	(7)	(2)	(9)	(6)	(2)	(8)

	2025			2024		
	Owned	**Managed**	**Total**	**Owned**	**Managed**	**Total**
Number of clinics, end of period	729	37	766	679	41	720
Q2 additions	6	—	6	7	—	7
Q2 closed or sold.............................	(3)	(1)	(4)	(5)	—	(5)
Number of clinics, end of period	732	36	768	681	41	722
Q3 additions	16	2	18	12	—	12
Q3 closed or sold.............................	(3)	(4)	(7)	(32)	(2)	(34)
Number of clinics, end of period	745	34	779	661	39	700
Q4 additions	11	—	11	63	—	63
Q4 closed or sold.............................	(10)	—	(10)	(2)	—	(2)
Number of clinics, end of period	746	34	780	722	39	761
Year-to-date 2025 and full-year 2024 additions	47	2	49	96	—	96
Year-to-date 2025 and full-year 2024 closed or sold	(23)	(7)	(30)	(45)	(4)	(49)

_____

(1) Excludes the home care business

Our typical clinic occupies 1,000 to 7,000 square feet of leased space in an office building or shopping center. There are 21 clinics occupying space in the range of over 7,000 square feet to 16,500 square feet. We attempt to lease ground level space for our patients' ease of access to clinics.

Each Clinic Partnership maintains an independent local identity, while at the same time enjoying the benefits of national purchasing, negotiated third-party payor contracts, centralized support services and management practices. Under a management agreement, we provide a variety of support services to each clinic, including supervision of site selection, construction, clinic design and equipment selection, establishment of accounting systems and billing procedures and training of office support personnel, processing of accounts payable, non-clinical operational direction, auditing of regulatory compliance, payroll, benefits administration, accounting services, legal services, quality assurance and marketing support.

We provide services at our clinics on an outpatient basis and generally charge for treatment on a per procedure basis. Medicare patients are charged based on prescribed time increments and Medicare billing standards. In addition, our clinics will develop, when appropriate, individual maintenance and self-management exercise programs to be continued after treatment. We continually assess the potential for developing new services and expanding the methods of providing existing services in the most efficient manner while providing high quality patient care.

Therapists at our clinics initially perform a comprehensive evaluation of each patient, which is then followed by a treatment plan specific to the injury as prescribed by the patient's physician. The treatment plan may include a number of procedures, including therapeutic exercise, manual therapy techniques, ultrasound, electrical stimulation, hot packs, iontophoresis, education on management of daily life skills and home exercise programs. A clinic's business primarily comes from referrals by local physicians.

Patient Care Providers and Staffing

Typical minimum staff at a clinic consists of a licensed physical therapist and an office manager. As patient visits grow, staffing may also include additional physical therapists, occupational therapists, therapy assistants, aides, exercise physiologists, athletic trainers and office personnel. Therapy services are performed under the supervision of a licensed therapist.

We continue to seek to attract employment of physical therapists who have established relationships with physicians and other referral sources by offering these therapists a competitive salary and incentives based on the profitability of the clinic that they manage. For multi-site clinic practices in which a controlling interest is acquired by us, the prior owners typically continue as employees to manage the clinic operations, retaining a non-controlling ownership interest in the clinics and receiving a competitive salary for managing the clinic operations.

Typically, each therapist partner or director, including those employed by Clinic Partnerships in which we acquired a majority interest, enters into a multi-year employment agreement for a term of up to five years with their

Clinic Partnership. Each agreement typically provides for a covenant not to compete during the period of his or her employment and for up to two years thereafter. Under each employment agreement, the therapist partner receives a base salary and may receive a bonus based on the net revenues or profits generated by their Clinic Partnership or specific clinic. In the case of Clinic Partnerships, the therapist partner receives earnings distributions based upon their ownership interest. Upon termination of employment, we typically have the right to purchase the therapist's partnership interest in Clinic Partnerships. For those Clinic Partnerships we created in connection with an acquisition, our partner also has the right to cause us to purchase their interest upon termination of their employment, generally after a set holding period.

In connection with most of our acquired clinics, in the event that a limited non-controlling interest partner's employment ceases and certain requirements are met as detailed in the respective limited partnership agreements, the Company has a call right (the "Call Right") and the selling entity or individual has a put right (the "Put Right") with respect to the partner's limited partnership interests. The Put Right and the Call Right do not expire, even upon an individual partner's death, and contain no mandatory redemption feature. In addition, certain of these selling entities or individuals have the right to exercise some or all of their Put Right as of a specified anniversary date, in addition to having such rights upon termination of employment. The purchase price of the partner's limited partnership interest upon exercise of the Put Right or the Call Right is calculated at a predetermined multiple of earnings performance as detailed in the respective agreements.

Sources of Revenue

Payor sources for physical therapy operations are primarily managed care programs, commercial health insurance, Medicare/Medicaid and workers' compensation insurance. Commercial health insurance, Medicare and managed care programs generally provide coverage to patients utilizing our clinics after payment by the patients of normal deductibles and co-insurance payments. Workers' compensation laws generally require employers to provide, directly or indirectly through insurance, costs of medical rehabilitation for their employees from work-related injuries and disabilities and, in some jurisdictions, mandatory vocational rehabilitation, usually without any deductibles, co-payments or cost sharing. Treatments for patients who are parties to personal injury cases are generally paid from the proceeds of settlements with insurance companies or from favorable judgments. If an unfavorable judgment is received, collection efforts are generally not pursued against the patient and the patient's account is written-off against established reserves. Bad debt reserves relating to all receivable types are regularly reviewed and adjusted as appropriate. With respect to our management and administrative services agreements with hospitals, hospital systems, physicians and physical therapy providers, our revenue comes from the fees that are paid to us by those provider entities, as those entities are responsible for billing and collecting their respective third party payors for those patient care services.

The following table shows our payor mix for the periods presented.

	For the Year Ended					
	December 31, 2025		December 31, 2024		December 31, 2023	
Payor	Net Patient Revenue	Percentage	Net Patient Revenue	Percentage	Net Patient Revenue	Percentage
	(In thousands, except percentages)					
Managed Care Programs/Commercial Health Insurance	$315,275	48.5%	$264,704	47.2%	$244,470	47.5%
Medicare/Medicaid	232,714	35.8%	202,040	36.0%	188,329	36.6%
Workers' Compensation Insurance	66,024	10.2%	56,524	10.1%	48,834	9.5%
Other	36,416	5.5%	37,285	6.7%	32,923	6.4%
Total	$650,429	100.0%	$560,553	100.0%	$514,556	100.0%

Our physical therapy business depends to a significant extent on our relationships with commercial health insurers, health maintenance organizations, preferred provider organizations and workers' compensation insurers. In some geographical areas, our clinics must be approved as providers by key health maintenance organizations and preferred provider plans to obtain payments. Failure to obtain or maintain these approvals would adversely affect financial results.

Medicare

During the year ended December 31, 2025, approximately 40.1% of our visits and 35.8% of our net patient revenue was from patients with Medicare or Medicaid program coverage. To receive Medicare reimbursement, a facility (Medicare Certified Rehabilitation Agency) or the individual therapist (Physical/Occupational Therapist in Private Practice) must meet applicable participation conditions set by the Department of Health and Human Services ("HHS") relating to the type of facility, equipment, recordkeeping, personnel and standards of medical care, and also must comply with all state and local laws. HHS, through Centers for Medicare & Medicaid Services ("CMS") and designated agencies, periodically inspects or surveys clinics/providers for approval and/or compliance. Failure of our subsidiaries to obtain or maintain certifications as Medicare providers or failure to enroll as a group of physical/occupational therapists in a private practice could adversely affect financial results.

The Medicare program reimburses outpatient rehabilitation providers based on the Medicare Physician Fee Schedule ("MPFS"). Outpatient rehabilitation providers may enroll in Medicare as institutional outpatient rehabilitation facilities (i.e., rehab agencies) or individual physical or occupational therapists in private practice. The majority of our clinicians are enrolled as individual physical or occupational therapists in private practice while the remaining balance of providers are reimbursed through enrolled rehab agencies.

For calendar years 2021, 2022, 2023 and 2024, the MPFS had decreases in Medicare reimbursement of approximately 3.5%, 0.75%, 2.0% and 1.8%, respectively. The MPFS for 2025 resulted in a decrease in Medicare reimbursement for therapy services by approximately 1.5% as compared to the reimbursement rates in effect for most of 2024. For 2026, the Medicare reimbursement for therapy services is expected to increase by approximately 1.75% as compared to the reimbursement rates for 2025.

In the final 2020 MPFS rule, CMS clarified that when the physical therapist is involved for the entire duration of the service and the physical therapist assistant ("PTA") provides skilled therapy alongside the physical therapist, an identification of the PTA's participation (as denoted by a "CQ modifier") is not required. Also, when the same service (code) is furnished separately by the physical therapist and PTA, CMS applies the de minimis standard to each 15-minute unit of codes, not on the total physical therapist and PTA time of the service. For dates of service on and after January 1, 2022, CMS pays for physical therapy and occupational therapy services provided by PTAs and occupational therapist assistants ("OTAs") at 85% of the otherwise applicable Part B payment amount. CMS allows a timed service to be billed without a CQ (for PTA's) or CO (for OTA's) modifier when a PTA or OTA participates in providing care, but the physical therapist or occupational therapist meets the Medicare billing requirements without including the PTA's or OTA's minutes. This occurs when the physical therapist or occupational therapist provides more minutes than the 15-minute midpoint.

The Budget Control Act of 2011 increased the federal debt ceiling in connection with deficit reductions over the next ten years and requires automatic reductions in federal spending by approximately $1.2 trillion. Payments to Medicare providers are subject to these automatic spending reductions, subject to a 2% cap. The Bipartisan Budget Act of 2018 extended the 2% reductions to Medicare payments through fiscal year 2027.

Beginning in 2021, payments to individual therapists (Physical/Occupational Therapist in Private Practice) paid under the fee schedule may be subject to adjustment based on performance in the Merit Based Incentive Payment System ("MIPS"), which measures performance based on certain quality metrics, resource use, and meaningful use of electronic health records. Therapists eligible to participate in MIPS include only those therapists who are enrolled with Medicare as private practice providers and does not include therapists in facility-based providers, such as our clinics enrolled as certified rehabilitation agencies. Less than 2% of our therapist providers currently participate in MIPS. Under the MIPS requirements, a provider's performance is assessed according to established performance standards each year and then is used to determine an adjustment factor that is applied to the professional's payment for the corresponding payment year. For those therapist providers who participated in MIPS during 2020 through 2025, the resulting average payment adjustment was an increase of 1%. The 2026 adjustment for those therapist providers who participated in MIPS during 2024 is expected to remain at an average increase of approximately 1%.

Under the Middle-Class Tax Relief and Job Creation Act of 2012 ("MCTRA"), since October 1, 2012, patients who met or exceeded $3,700 in therapy expenditures during a calendar year have been subject to a manual medical review to determine whether applicable payment criteria are satisfied. The $3,700 threshold is applied to Physical Therapy and Speech Language Pathology Services; a separate $3,700 threshold is applied to the Occupational

Therapy. The Medicare Access and CHIP Reauthorization Act of 2015 ("MACRA") directed CMS to modify the manual medical review process such that those reviews will no longer apply to all claims exceeding the $3,700 threshold and instead will be determined on a targeted basis based on a variety of factors that CMS considers appropriate.

The Bipartisan Budget Act of 2018 extended the targeted medical review indefinitely but reduces the threshold to $3,000 through December 31, 2027. For 2028, the threshold amount will be increased by the percentage increase in the Medicare Economic Index ("MEI") for 2028 and in subsequent years the threshold amount will increase based on the corresponding percentage increase in the MEI for such subsequent year.

CMS adopted a multiple procedure payment reduction ("MPPR") for therapy services in the final update to the MPFS for calendar year 2011. The MPPR applied to all outpatient therapy services paid under Medicare Part B — occupational therapy, physical therapy and speech-language pathology. Under the policy, the Medicare program pays 100% of the practice expense component of the Relative Value Unit ("RVU") for the therapy procedure with the highest practice expense RVU, then reduces the payment for the practice expense component for the second and subsequent therapy procedures or units of service furnished during the same day for the same patient, regardless of whether those therapy services are furnished in separate sessions. In 2013, the practice expense component for the second and subsequent therapy service furnished during the same day for the same patient was reduced by 50%.

Given the history of frequent revisions to the Medicare program and its reimbursement rates and rules, we may not continue to receive reimbursement rates from Medicare that sufficiently compensate us for our services or, in some instances, cover our operating costs. Limits on reimbursement rates or the scope of services being reimbursed could have a material adverse effect on our revenue, financial condition and results of operations. Additionally, any delay or default by the federal or state governments in making Medicare and/or Medicaid reimbursement payments could materially and, adversely, affect our business, financial condition and results of operations.

Statutes, regulations, and payment rules governing the delivery of therapy services to Medicare beneficiaries are complex and subject to interpretation. We believe that we are in compliance, in all material respects, with all applicable laws and regulations and are not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on our financial statements as of December 31, 2025. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory action including fines, penalties, and exclusion from the Medicare program.

<u>Marketing</u>

We focus our marketing efforts primarily on physicians, including orthopedic surgeons, neurosurgeons, physiatrists, internal medicine physicians, podiatrists, occupational medicine physicians and general practitioners. In marketing to the physician community, we emphasize our commitment to quality patient care and regular communication with physicians regarding patient progress. We employ personnel to assist clinic directors in developing and implementing marketing plans for the physician community and to assist in establishing relationships with health maintenance organizations, preferred provider organizations, case managers and insurance companies.

Industrial Injury Prevention Services

Services provided in the IIP segment include onsite injury prevention and rehabilitation, performance optimization, post offer employment testing, functional capacity evaluations, and ergonomic assessments. The majority of these services are contracted with and paid for directly by employers, including a number of Fortune 500 companies. Other clients include large insurers and their contractors. IIP is performed through industrial sports medicine professionals with specialized training related to the musculoskeletal system.

In 2017, we acquired a 55% interest in an initial IIP business. In 2018, we acquired a 65% interest in another business in the IIP sector and then combined the two businesses. After the combination, we owned a 59.45% interest in the combined business, Briotix Health, Limited Partnership ("Briotix Health"). In 2019, we acquired 100% of a third provider of industrial injury prevention services. The acquired company specializes in delivering injury prevention and care, post offer employment testing, functional capacity evaluations and return-to-work services. It performs these services across a network in 45 states including onsite at eleven client locations. The business was then combined with Briotix Health increasing our ownership position in the partnership to approximately 76%. In 2021, we acquired a company that specializes in return-to-work and ergonomic services, among other offerings and contributed those assets to Briotix Health. On October 31, 2023, we made an acquisition and purchased 100% of an additional IIP business and contributed its assets to Briotix Health. As part of the October 2023 Acquisition, we also acquired a 55% interest in an ergonomics software business. In April 2024, we acquired 100% of an IIP business and contributed its assets to Briotix Health. Subsequent to the abovementioned acquisitions and the purchases and sales of the redeemable non-controlling interests of the limited partners, our ownership in Briotix Health is approximately 92%.

On November 30, 2021, we acquired an approximate 70% interest in another leading provider of IIP services. The founders and owners retained the remaining interest.

FACTORS INFLUENCING DEMAND FOR PHYSICAL THERAPY SERVICES

We believe that the following factors, among others, influence the growth of outpatient physical therapy services:

- *Economic Benefits of Therapy Services* – Purchasers and providers of healthcare services, such as insurance companies, health maintenance organizations, businesses, and industries, continuously seek cost savings for traditional healthcare services. We believe that our therapy services provide a cost-effective way to prevent short-term disabilities from becoming chronic conditions, to help avoid invasive procedures, to speed recovery from surgery and musculoskeletal injuries and eliminate or minimize the need for opioids.

- *Earlier Hospital Discharge* – Changes in health insurance reimbursement, both public and private, have encouraged the earlier discharge of patients to reduce costs. We believe that early hospital discharge practices foster greater demand for outpatient physical therapy services.

- *Aging Population* – In general, the elderly population has a greater incidence of disability compared to the population as a whole. As this segment of the population continues to grow, we believe that demand for rehabilitation services will expand.

REGULATION AND HEALTHCARE REFORM

Numerous federal, state and local regulations regulate healthcare services and those who provide them. Some states into which we may expand have laws requiring facilities employing health professionals and providing health-related services to be licensed and, in some cases, to be owned by licensed physical therapists. Our therapists and/or clinics, however, are required to be licensed, as determined by the state in which they provide services. Failure to obtain or maintain any required approvals or licenses could have a material adverse effect on our business, financial condition and results of operations.

Fraud and Abuse and Competition Regulations

Various federal and state laws regulate financial relationships among providers of healthcare services. These laws include the federal Anti-Kickback Statute, Section 1128B(b) of the Social Security Act (42 U.S.C. § 1320a-7b(b)) (the "Fraud and Abuse Law"), which prohibits the knowing and willful offer, payment, solicitation or receipt of remuneration, directly or indirectly, in return for (i) the referral of individuals for the furnishing of any item or service for which payment may be made, in whole or in part, under a Federal health care program, including Medicare and Medicaid, or (ii) the purchasing, leasing, ordering, or arranging for, or recommending the purchasing, leasing, or ordering of, any good, facility, service or item for which payment may be made, in whole or in part, under a Federal health care program. Violations of the Fraud and Abuse Law may result in significant criminal and civil penalties, including fines, imprisonment, exclusion from participation in federal health care programs, and liability under the federal False Claims Act and other laws. Various federal and state laws also regulate collaboration among providers of healthcare services. These laws include the Sherman Act, (15 U.S.C. § 1 *et seq.*), the Clayton Act (15 U.S.C. § 12 *et seq.*), and the Federal Trade Commission Act, 42 U.S.C. § 45 *et seq.*) together, (the "Antitrust Laws"), all of which prohibit various forms of unfair competition involving actual or potential competitors. Violation of these laws can result in significant criminal and civil penalties, including fines and imprisonment We believe that our business procedures and business arrangements comply with these laws. However, the Fraud and Abuse Law and Antitrust Laws are broadly interpreted and the full extent of their specific application to specific facts and arrangements to which we are a party is uncertain and difficult to predict.

The Office of Inspector General ("OIG") of the U.S. Department of Health and Human Services has promulgated regulatory "safe harbors" that describe certain payment and business practices that will not be treated as violations of the Fraud and Abuse Law if all applicable conditions are satisfied. Failure to qualify for a safe harbor does not necessarily mean an arrangement is unlawful; however, arrangements that do not fully satisfy an applicable safe harbor may be subject to increased scrutiny by enforcement authorities under a facts and circumstances analysis. In addition, several states have enacted laws similar to the Fraud and Abuse Law, which may be more restrictive.

The OIG also has issued special fraud alerts, advisory opinions and special advisory bulletins that provide guidance regarding practices that may raise compliance risks. For example, OIG guidance has addressed arrangements involving the rental of space from referral sources, expressing concern that rental payments could be used to disguise improper remuneration. We lease clinic space in certain instances from referring physicians and other providers and have implemented compliance procedures designed to structure such leases, to the extent practicable, in a manner consistent with applicable regulatory guidance, including the space rental safe harbor.

In addition, a 2003 OIG Special Advisory Bulletin addresses certain "contractual joint venture" arrangements that may be viewed as suspect where a health care provider (the "Owner") expands into a related line of business by contracting with an existing provider (referred to therein as the "manager/supplier")to furnish substantially all of the operational and administrative services for that business while the Owner retains the economic benefit associated with its patient referrals. According to the OIG, such arrangements may present heightened risk under the Fraud and Abuse Law if the Owner's return is tied, directly or indirectly, to the volume or value of referrals, or if the arrangement effectively allows a referral source to profit from a new service line without assuming commensurate operational risk. These arrangements are also subject to the Antitrust Laws and must be assessed in terms of market dynamics and the impact on horizontal competition as well as the provider's negotiating position with other parties, such as third-party payors.

Due to the nature of our business, certain of our management, administrative services, licensing and professional services arrangements with hospitals, physician practices and other providers may share characteristics identified by the OIG as potentially higher risk. We endeavor to structure these arrangements to comply with applicable law and guidance, including through the use of written agreements, commercially reasonable terms, and compensation that we believe to be consistent with fair market value, as supported, in certain circumstances, by opinions from qualified third-party valuation firms. Similar diligence is used to ensure antitrust compliance. Notwithstanding these efforts, there can be no assurance that a governmental authority would agree with our assessment or would not determine that any particular arrangement constitutes a prohibited contractual joint venture or otherwise violates the Fraud and Abuse Law (or its respective state law counterparts), the federal False Claims Act, or the Antitrust Laws.

Although the business of managing and supporting hospital-owned and physician-owned physical therapy operations is subject to extensive regulation, many of our arrangements do not fit squarely within existing regulatory safe harbors. Guidance from courts and regulatory agencies regarding the application of Fraud and Abuse Laws to management and services arrangements continues to evolve, and the interpretation of these laws remains uncertain. If any of our arrangements were found to violate applicable fraud and abuse laws or regulations, we could be subject to substantial civil or criminal penalties, damages, exclusion from participation in federal health care programs, reputational harm, and other adverse consequences, which could materially and adversely affect our business, financial condition, results of operations and cash flows. There is similar risk associated with violating the Antitrust Laws.

Stark Law

Provisions of the Omnibus Budget Reconciliation Act of 1993 (42 U.S.C. § 1395nn) (the "Stark Law") prohibit referrals by a physician of "designated health services" which are payable, in whole or in part, by Medicare or Medicaid, to an entity in which the physician or the physician's immediate family member has an investment interest or other financial relationship, subject to several exceptions. Unlike the Fraud and Abuse Law, the Stark Law is a strict liability statute. Proof of intent to violate the Stark Law is not required. Physical therapy and occupational therapy services are among the "designated health services". Further, the Stark Law has application to our management contracts with individual physicians and physician groups, as well as any other financial relationship between us and referring physicians, including medical advisor arrangements and clinic lease arrangements. The Stark Law also prohibits billing for services rendered pursuant to a prohibited referral. Several states have enacted laws similar to the Stark Law. These state laws may cover all (not just Medicare and Medicaid) patients. As with the Fraud and Abuse Law, we consider the Stark Law in planning our clinics, establishing contractual and other arrangements with physicians and hospitals, as well as marketing and other activities, and believe that our operations are in compliance with the Stark Law. If we violate the Stark Law or any similar state laws, our financial results and operations could be adversely affected. Penalties for violations include denial of payment for the services, significant civil monetary penalties, and exclusion from the Medicare and Medicaid programs.

Corporate Practice of Medicine; Fee-Splitting

We also contract with physician-owned professional corporations, physical therapists owned professional corporations, and hospital and hospital-affiliated organizations to deliver our services to them on behalf of their patients. We may also enter into management and/or administrative services agreements with these physician-owned and/or therapist-owned professional corporations, and hospital-affiliated organizations, pursuant to which we may provide them with staffing, billing, scheduling and a wide range of other services, and they pay us for those services out of the fees they collect from patients and third-party payors. These contractual relationships will be subject to various state laws, including those of New York, that prohibit fee-splitting or the practice of medicine by lay entities or persons and are intended to prevent unlicensed persons from interfering with or influencing the licensed physician's or physical therapist's professional judgment. In addition, various state laws also generally prohibit the sharing of professional services income with nonprofessional or business interests. Activities other than those directly related to the delivery of healthcare may be considered an element of the practice of medicine in many states.

State corporate practice of medicine and fee-splitting laws also vary from state to state and are not always consistent among states. In addition, these requirements are subject to broad powers of interpretation and enforcement by state regulators. Some of these requirements may apply to us even if we do not have a physical presence in the state, based solely on our engagement of a provider licensed in the state or the provision of telehealth to a resident of the state. Failure to comply could lead to adverse judicial or administrative action against us and/or our providers, civil or criminal penalties, receipt of cease-and-desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement of our providers that interfere with our business and other materially adverse consequences. While we believe our arrangements with physician-owned and physical therapist-owned professional corporations, and with hospital-affiliated organizations, are not in conflict with applicable state corporate practice of medicine restrictions, a state or a court could in the future determine that our arrangements implicate the restrictions on the corporate practice of medicine.

HIPAA

In an effort to further combat healthcare fraud and protect patient confidentially, Congress included several anti-fraud measures in the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). HIPAA created a source of funding for fraud control to coordinate federal, state and local healthcare law enforcement programs, conduct investigations, provide guidance to the healthcare industry concerning fraudulent healthcare practices, and establish a national data bank to receive and report final adverse actions. HIPAA also criminalized certain forms of health fraud against all public and private payors. Additionally, HIPAA mandates the adoption of standards regarding the exchange of healthcare information in an effort to ensure the privacy and electronic security of patient information and standards relating to the privacy of health information. Sanctions for failing to comply with HIPAA include criminal penalties and civil sanctions. In February of 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law. Title XIII of ARRA, the Health Information Technology for Economic and Clinical Health Act ("HITECH"), provided for substantial Medicare and Medicaid incentives for providers to adopt electronic health records ("EHRs") and grants for the development of health information exchange ("HIE"). Recognizing that HIE and EHR systems will not be implemented unless the public can be assured that the privacy and security of patient information in such systems is protected, HITECH also significantly expanded the scope of the privacy and security requirements under HIPAA. Most notable are the mandatory breach notification requirements and a heightened enforcement scheme that includes increased penalties, and which now apply to business associates as well as to covered entities. In addition to HIPAA, a number of states have adopted laws and/or regulations applicable in the use and disclosure of individually identifiable health information that can be more stringent than comparable provisions under HIPAA.

We believe that our operations comply with applicable standards for privacy and security of protected healthcare information. We cannot predict what negative effect, if any, HIPAA/HITECH or any applicable state law or regulation will have on our business.

Other Regulatory Factors

Political, economic and regulatory influences are fundamentally changing the healthcare industry in the United States. Congress, state legislatures and the private sector continue to review and assess alternative healthcare delivery and payment systems. Potential alternative approaches could include mandated basic healthcare benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, and price controls. Legislative debate is expected to continue in the future and market forces are expected to demand only modest increases or reduced costs. For instance, managed care entities are demanding lower reimbursement rates from healthcare providers and, in some cases, are requiring or encouraging providers to accept payments that may not allow providers to cover their full costs or realize traditional levels of profitability. We cannot reasonably predict what impact the adoption of federal or state healthcare reform measures or future private sector reform may have on our business.

COMPETITION

The healthcare industry, including the physical therapy business and the industrial injury prevention services business, is highly competitive. The physical therapy business as well as the industrial injury prevention services business are both highly fragmented with no company having a significant market share nationally. We believe that we are one of the largest national outpatient physical therapy services providers.

Competitive factors affecting our business include quality of care, cost, treatment outcomes, convenience of location, and relationships with, and ability to meet the needs of, referral and payor sources. Our clinics compete, directly or indirectly, with many types of healthcare providers including the physical therapy departments of hospitals, private therapy clinics, physician-owned therapy clinics, and chiropractors. We may face more intense competition if consolidation of the therapy industry continues.

We believe that our partnership strategy provides us with a competitive advantage. Our clinics are partly owned by therapists who have developed exceptional reputations in their local communities and these therapist-owners oversee their respective clinic operations helping to ensure the success of the clinics.

ENFORCEMENT ENVIRONMENT

In recent years, federal and state governments have launched several initiatives aimed at uncovering behavior that violates the federal civil and criminal laws regarding false claims and fraudulent billing and coding practices. Such laws require providers to adhere to complex reimbursement requirements regarding proper billing and coding in order to be compensated for their services by government payors. Our compliance program requires adherence to applicable law and promotes reimbursement education and training; however, a determination that our clinics' billing and coding practices are false or fraudulent could have a material adverse effect on us.

As a result of our participation in the Medicare and Medicaid programs, we are subject to various governmental inspections, reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. Federal, state and private payors regularly conduct audits of billing and coding practices at our clinics. An adverse inspection, review, audit or investigation could result in refunding the amounts we have been paid; fines penalties and/or revocation of billing privileges for the affected clinics; the imposition of a corporate integrity agreement; exclusion from participation in the Medicare or Medicaid programs or one or more managed care payor networks; or damage to our reputation.

We and our clinics are subject to federal and state laws prohibiting entities and individuals from knowingly and willfully making claims to Medicare, Medicaid and other governmental programs and third-party payors that contain false or fraudulent information. The federal False Claims Act encourages private individuals to file suits on behalf of the government against healthcare providers such as us. As such suits are generally filed under seal with a court to allow the government adequate time to investigate and determine whether it will intervene in the action, the implicated healthcare providers often are unaware of the suit until the government has made its determination and the seal is lifted. Violations or alleged violations of such laws, and any related lawsuits, could result in (i) exclusion from participation in Medicare, Medicaid and other federal healthcare programs, or (ii) significant financial or criminal sanctions, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed a separate violation. In addition, many states also have enacted similar statutes, which may include criminal penalties, substantial fines, and treble damages.

COMPLIANCE PROGRAM

Our Compliance Program

Our ongoing success depends upon our reputation for quality service and ethical business practices. We operate in a highly regulated environment with many federal, state and local laws and regulations. We take a proactive interest in understanding and complying with the laws and regulations that apply to our business.

Our Board of Directors (the "Board") has adopted a Code of Business Conduct and Ethics and a set of Corporate Governance Guidelines to clarify the ethical standards under which the Board and management carry out their duties. In addition, the Board has created a Compliance Committee of the Board ("Compliance Committee") whose purpose is to assist the Board in discharging their oversight responsibilities with respect to compliance with federal and state laws and regulations relating to healthcare.

We have issued a Compliance Manual and created compliance training materials, hand-outs and an on-line testing program. These tools were prepared to ensure that every employee of our Company and subsidiaries has a clear understanding of our mutual commitment to high standards of professionalism, honesty, fairness and compliance with the law in conducting business. These standards are administered by our Chief Compliance Officer ("CCO"), who has the responsibility for the day-to-day oversight, administration and development of our compliance program. The CCO, internal and external counsel, management and the Compliance Committee review our policies and procedures for our compliance program from time to time in an effort to improve operations and to ensure compliance with requirements of standards, laws and regulations and to reflect the on-going compliance focus areas which have been identified by management, counsel or the Compliance Committee. We also have established systems for reporting potential violations, educating our employees, monitoring and auditing compliance and handling enforcement and discipline.

Committees

Our Compliance Committee, appointed by the Board, consists of three independent directors. The Compliance Committee has general oversight of our Company's compliance with the legal and regulatory requirements regarding healthcare operations, as well as cybersecurity. The Compliance Committee relies on the expertise and knowledge of management, the CCO and other compliance and legal personnel. The CCO regularly communicates with the Chairman of the Compliance Committee. The Compliance Committee meets at least four times a year or more frequently as necessary to carry out its responsibilities and reports regularly to the Board regarding its actions and recommendations.

We also have an Internal Compliance Committee, which is comprised of Company leaders in the areas of operations, clinical services, finance, human resources, legal, information technology and credentialing. The Internal Compliance Committee has the responsibility for evaluating and assessing Company areas of risk relating to compliance with federal and state healthcare laws, and generally to assist the CCO. The Internal Compliance Committee meets at least four times a year or more frequently as necessary to carry out its responsibilities. In addition, management has appointed a team to address our Company's compliance with HIPAA. The HIPAA team consists of a security officer and employees from our legal, information systems, finance, operations, compliance, business services and human resources departments. The team prepares assessments and makes recommendations regarding operational changes and/or new systems, if needed, to comply with HIPAA.

Each clinic certified as a Medicare Rehabilitation Agency has a formally appointed governing body composed of a member of our management and the director/administrator of the clinic. The governing body retains legal responsibility for the overall conduct of the clinic. The members confer regularly and discuss, among other issues, clinic compliance with applicable laws and regulations. In addition, there are Professional Advisory Committees which serve as Infection Control Committees. These committees meet in the facilities and function as advisors.

We have in place a Risk Management Committee consisting of, among others, the CCO, the Vice President of Human Resources, and other legal, compliance and operations personnel. This committee reviews and monitors all employee and patient incident reports and provides clinic personnel with actions to be taken in response to the reports.

Reporting Violations

In order to facilitate our employees' ability to report in confidence, anonymously and without retaliation any perceived improper work-related activities, accounting irregularities and other violations of our compliance program, we have set up an independent national compliance hotline. The compliance hotline is available to receive confidential reports of wrongdoing Monday through Friday (excluding holidays), 24 hours a day. The compliance hotline is staffed by experienced third party professionals trained to utilize utmost care and discretion in handling sensitive issues and confidential information. The information received is documented and forwarded timely to the CCO, who, together with the Compliance Committee, has the power and resources to investigate and resolve matters of improper conduct.

Educating Our Employees

We utilize numerous methods to train our employees in compliance related issues, including an online learning management system. All employees complete a comprehensive training program comprised of numerous modules relating to our business and proper practices when newly hired and annually thereafter. The directors/administrators also provide periodic ''refresher'' training for existing employees and one-on-one comprehensive training with new hires. The corporate compliance group responds to questions from clinic personnel and conducts frequent teleconference meetings, webinars and training sessions on a variety of compliance related topics.

When a clinic opens, we provide a package of compliance materials containing manuals and detailed instructions for meeting Medicare Conditions of Participation Standards and other compliance requirements. During follow up training with the director/administrator of the clinic, compliance department staff explain various details regarding requirements and compliance standards. Compliance staff will remain in contact with the director/administrator while the clinic is implementing compliance standards and will provide any assistance required. All new office managers receive training (including Medicare, regulatory and corporate compliance, insurance billing, charge entry and transaction posting and coding, daily, weekly and monthly accounting reports) from the training staff at the corporate office. The corporate compliance group will assist in continued compliance, including guidance to the clinic staff with regard to Medicare certifications, state survey requirements and responses to any inquiries from regulatory agencies.

Monitoring and Auditing Clinic Operational Compliance

We have in place audit programs and other procedures to monitor and audit clinic operational compliance with applicable policies and procedures. We employ internal auditors who, as part of their job responsibilities, conduct periodic audits of each clinic. Most clinics are audited at least once every 24 months and additional focused audits are performed as deemed necessary. During these audits, particular attention is given to compliance with Medicare and internal policies, Federal and state laws and regulations, third party payor requirements, and patient chart documentation, billing, reporting, record keeping, collections and contract procedures. The audits are conducted on site or remotely and include interviews with the employees involved in management, operations, billing and accounts receivable.

Formal audit reports are prepared and reviewed with corporate management and the Compliance Committee. Each clinic director/administrator receives a letter instructing them of any corrective measures required. Each clinic director/administrator then works with the compliance team and operations to ensure such corrective measures are achieved.

Handling Enforcement and Discipline

It is our policy that any employee who fails to comply with compliance program requirements or who negligently or deliberately fails to comply with known laws or regulations specifically addressed in our compliance program should be subject to disciplinary action up to and including discharge from employment. The Compliance Committee, compliance staff, human resources staff and management investigate violations of our compliance program and impose disciplinary action as considered appropriate.

EMPLOYEES

As of December 31, 2025, we employed approximately 7,294 people nationwide, of which approximately 4,200 were full-time employees. In addition, therapist-owned outpatient physical therapy practices for which we provide management and/or administrative services employ another 801 employees of which 453 are full-time employees. It is crucial that we continue to attract and retain top talent. To attract and retain talented employees, we strive to make our corporate office and all our practices and businesses a diverse and healthy workplace, with opportunities for our employees to receive continuing education, skill development, encouragement to grow and develop their career, all supported by competitive compensation, incentives, and benefits. Our clinical professionals are all licensed and a vast majority have advanced degrees. Our operational leadership teams have long-standing relationships with local and regional universities, professional affiliations, and other applicable sources that provide our practices with a talent pipeline.

We provide competitive compensation and benefits programs to help meet our employees' needs in the practices and communities in which they serve. These programs (which can vary by practice and employment classification) include competitive base salaries, incentive compensation plans, a 401(k) plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, education assistance, mental health, and other employee assistance benefits.

We invest resources to develop the talent needed to support our business strategy. Resources include a multitude of training and development programs delivered internally and externally, online and instructor-led, and on-the-job learning formats.

We expect to continue adding personnel in the future as we focus on potential acquisition targets and organic growth opportunities.

AVAILABLE INFORMATION

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are made available free of charge on our internet website at www.usph.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding our filings at http://www.sec.gov.

ITEM 1A. *RISK FACTORS*

Our business, operations and financial condition are subject to various risks. Some of these risks are described below, and readers of this Annual Report on Form 10-K should take such risks into account in evaluating our Company or making any decision to invest in us. This section does not describe all risks applicable to our Company, our industry or our business, and it is intended only as a summary of material factors affecting our business.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

Decreases in Medicare reimbursement rate may adversely affect our financial results.

The Medicare program reimburses outpatient rehabilitation providers based on the Medicare Physician Fee Schedule ("MPFS"). For services provided in 2026, we expect our reimbursement rates under the MPFS to increase by approximately 1.75% as compared to the applicable reimbursement rates during 2025.

Statutes, regulations, and payment rules governing the delivery of therapy services to Medicare beneficiaries are complex and subject to interpretation. We believe that we are in compliance, in all material respects, with all applicable laws and regulations and are not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on our financial statements as of December 31, 2025. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory action including fines, penalties, and exclusion from the Medicare program. For the year ended December 31, 2025, and 2024, respectively, net patient revenues from Medicare were approximately $213.5 million and $183.4 million, respectively.

Given the history of frequent revisions to the Medicare program and its reimbursement rates and rules, we may not continue to receive reimbursement rates from Medicare that sufficiently compensate us for our services or, in some instances, cover our operating costs. Limits on reimbursement rates or the scope of services being reimbursed could have a material adverse effect on our revenue, financial condition, and results of operations. Additionally, any delay or default by the federal or state governments in making Medicare and/or Medicaid reimbursement payments could materially and, adversely, affect our business, financial condition and results of operations.

Revenue we receive from Medicare and Medicaid is subject to potential retroactive reduction.

Payments we receive from Medicare and Medicaid can be retroactively adjusted after examination during the claims settlement process or as a result of post-payment audits. Payors may disallow our requests for reimbursement or recoup amounts previously reimbursed, based on determinations by the payors or their third-party audit contractors that certain costs are not reimbursable because either adequate or additional documentation was not provided, or because certain services were not covered or deemed to not be medically necessary. Significant adjustments, recoupments or repayments of our Medicare or Medicaid revenue, and the costs associated with complying with investigative audits by regulatory and governmental authorities, could adversely affect our financial condition and results of operations.

Additionally, from time to time we become aware, either based on information provided by third parties and/or the results of internal audits, of payments from payor sources that were either wholly or partially in excess of the amount that we should have been paid for the service provided. Overpayments may result from a variety of factors, including insufficient documentation supporting the services rendered or medical necessity of the services or other failures to document the satisfaction of the necessary conditions of payment. We are required by law in most instances to refund the full amount of the overpayment after becoming aware of it, and failure to do so within requisite time limits imposed by the law could lead to significant fines and penalties being imposed on us. Furthermore, our initial billing of and payments for services that are unsupported by the requisite documentation and satisfaction of any other conditions of payment, regardless of our awareness of the failure at the time of the billing or payment, could expose us to significant fines and penalties. We, and/or certain of our operating companies, could also be subject to exclusion from participation in the Medicare or Medicaid programs in some circumstances as well, in addition to any monetary or other fines, penalties or sanctions that we may incur under applicable federal and/or state law. Our repayment of any such amounts, as well as any fines, penalties or other sanctions that we may incur, could be significant and could have a material and adverse effect on our results of operations and financial condition.

From time to time, we are also involved in various external governmental investigations, audits and reviews. Reviews, audits and investigations of this sort can lead to government actions, which can result in the assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government programs. Failure to comply with applicable laws, regulations and rules could have a material and adverse effect on our results of operations and financial condition. Furthermore, becoming subject to these governmental investigations, audits and reviews can also require us to incur significant legal and document production expenses as we cooperate with the government authorities, regardless of whether the particular investigation, audit or review leads to the identification of underlying issues.

We depend upon reimbursement by third-party payors.

Substantially all of our revenues are derived from private and governmental third-party payors. In 2025, approximately 64.2% of our revenues were derived collectively from managed care plans, commercial health insurers, workers' compensation payors, and other private pay revenue sources while approximately 35.8% of our revenues were derived from Medicare and Medicaid. Initiatives undertaken by industry and government to contain healthcare costs affect the profitability of our clinics. These payors attempt to control healthcare costs by contracting with healthcare providers to obtain services on a discounted basis. We believe that this trend will continue and may limit reimbursement for healthcare services. If insurers or managed care companies from whom we receive substantial payments were to reduce the amounts they pay for services, our profit margins may decline, or we may lose patients if we choose not to renew our contracts with these insurers at lower rates. In addition, for our Subsidiary Partnerships that are affiliated with hospitals and hospital systems, if insurers or managed care companies from whom the hospitals and hospital systems receive payments were to reduce the amounts they pay to these hospitals and hospital systems for services we perform on their behalf, our profit margins will decline or the hospital affiliation arrangement may be terminated, which could have an adverse impact on revenue and the results of operations Also, in certain geographical areas, our clinics must be approved as providers by key health maintenance organizations and preferred provider plans. Failure to obtain or maintain these approvals would adversely affect our financial results.

In recent years, through legislative and regulatory actions, the federal government has made substantial changes to various payment systems under the Medicare program. See "Business—Sources of Revenue" in Item 1 for more information including changes to Medicare reimbursement. Additional reforms or other changes to these payment systems may be proposed or adopted, either by the U.S. Congress or by CMS, including bundled payments, outcomes-based payment methodologies and a shift away from traditional fee-for-service reimbursement. If revised regulations are adopted, the availability, methods and rates of Medicare reimbursements for services of the type furnished at our facilities could change. Some of these changes and proposed changes could adversely affect our business strategy, operations and financial results.

Our facilities are subject to extensive federal and state laws and regulations relating to the privacy of individually identifiable patient information.

HIPAA required the HHS to adopt standards to protect the privacy and security of individually identifiable health-related information. The department released final regulations containing privacy standards in 2000 and published revisions to the final regulations in 2002. The privacy regulations extensively regulate the use and disclosure of individually identifiable health-related information. The regulations also provide patients with significant rights related to understanding and controlling how their health information is used or disclosed. The security regulations require healthcare providers to implement administrative, physical and technical practices to protect the security of individually identifiable health information that is maintained or transmitted electronically. HITECH, which was signed into law in 2009, enhanced the privacy, security and enforcement provisions of HIPAA by, among other things establishing security breach notification requirements, allowing enforcement of HIPAA by state attorneys general, and increasing penalties for HIPAA violations. Violations of HIPAA or HITECH could result in civil or criminal penalties.

In addition to HIPAA, there are numerous federal and state laws and regulations addressing patient and consumer privacy concerns, including unauthorized access or theft of personal information. State statutes and regulations vary from state to state. Lawsuits, including class actions and action by state attorneys general, directed at companies that have experienced a privacy or security breach also can occur.

We have established policies and procedures in an effort to ensure compliance with these privacy related requirements. However, if there is a breach, we may be subject to various penalties and damages and may be required to incur costs to mitigate the impact of the breach on affected individuals.

We are subject to risks associated with public health crises and epidemics/pandemics.

Our operations expose us to risks associated with public health crises and epidemics/pandemics, that spread globally. A public health crisis may lead to disruption and volatility in the global capital markets, which increases the cost of, and adversely impacts access to, capital and increases economic uncertainty. A future public health crisis could have an adverse impact on our operations and supply chains, including a temporary loss of physical therapists and other employees who are infected or quarantined for a period of time, an increase in cancellations of physical therapy patient appointments and a decline in the scheduling of new or additional patient appointments.

We expect the federal and state governments to continue their efforts to contain growth in Medicaid expenditures, which could adversely affect our revenue and profitability.

Medicaid spending has increased rapidly in recent years, becoming a significant component of state budgets. This, combined with slower state revenue growth, has led both the federal government and many states to institute measures aimed at controlling the growth of Medicaid spending, and in some instances reducing aggregate Medicaid spending. We expect these state and federal efforts to continue for the foreseeable future. Furthermore, not all of the states in which we operate, most notably Texas, have elected to expand Medicaid as part of federal healthcare reform legislation. There can be no assurance that the program, on the current terms or otherwise, will continue for any particular period of time beyond the foreseeable future. If Medicaid reimbursement rates are reduced or fail to increase as quickly as our costs, or if there are changes in the rules governing the Medicaid program that are disadvantageous to our businesses, our business and results of operations could be materially and adversely affected.

As a result of increased post-payment reviews of claims we submit to Medicare for our services, we may incur additional costs and may be required to repay amounts already paid to us.

We are subject to regular post-payment inquiries, investigations, and audits of the claims we submit to Medicare for payment for our services. These post-payment reviews have increased as a result of government cost-containment initiatives. These additional post-payment reviews may require us to incur additional costs to respond to requests for records and to pursue the reversal of payment denials, and ultimately may require us to refund amounts paid to us by Medicare that are determined to have been overpaid.

For a further description of this and other laws and regulations involving governmental reimbursements, see "Business—Sources of Revenue" and "—Regulation and Healthcare Reform" in Item 1.

An economic downturn, state budget pressures, sustained unemployment and continued deficit spending by the federal government may result in a reduction in reimbursement and covered services.

An economic downturn, including the consequences of a pandemic, could have a detrimental effect on our revenues. Historically, state budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we can expect continuing cost containment pressures on Medicaid outlays for our services in the states in which we operate. In addition, an economic downturn, coupled with sustained unemployment, may also impact the number of enrollees in managed care programs as well as the profitability of managed care companies, which could result in reduced reimbursement rates.

The existing federal deficit, as well as deficit spending by federal and state governments as the result of adverse developments in the economy or other reasons, can lead to continuing pressure to reduce governmental expenditures for other purposes, including government-funded programs in which we participate, such as Medicare and Medicaid. Such actions in turn may adversely affect our results of operations.

We may be required to comply with put rights in certain of our acquisition agreements, related to a potential future purchase of significant equity interests in our existing subsidiaries or a separate company.

Certain of our acquisition agreements include put rights for the potential future purchase of significant equity interests in our subsidiaries or in a separate company, in each case at a purchase price which is derived based on a specified multiple of the applicable historical earnings. The exercise of these put rights is outside of our control. In the event that one or more of these put rights is triggered, we are required to purchase the aforementioned equity interest at a calculated purchase price. The resulting purchase price may be greater than the fair value of such equity interests at the time, and we may or may not have the capital necessary to satisfy such contractual purchase obligation, in which case we could be in breach.

Our debt and financial obligations could adversely affect our financial condition, our ability to obtain future financing, and our ability to operate our business.

We have outstanding debt obligations that could adversely affect our financial condition and limit our ability to successfully implement our business strategy. Furthermore, from time to time, we may need additional financing to support our business and pursue our business strategy, including strategic acquisitions. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. We cannot provide assurances that additional financing will be available to us on favorable terms when required, or at all.

Our loan agreements contain certain restrictions and requirements that among other things:

- require us to maintain a quarterly fixed charge coverage ratio and minimum working capital ratio;

- limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions, to fund growth or for general corporate purposes;

- limit our future ability to refinance our indebtedness on terms acceptable to us or at all;

- limit our flexibility in planning for or reacting to changes in our business and market conditions or in funding our strategic growth plan; and

- impose on us financial and operational restrictions.

Our ability to meet our debt service obligations will depend on our future performance, which will be affected by the other risk factors described herein. If we do not generate enough cash flow to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity. There is no guarantee that we will be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all.

If we fail to satisfy our debt service obligations or the other restrictions and requirements in our loan agreements, we could be in default. Unless cured or waived, a default would permit lenders to accelerate the maturity of the debt under the credit agreement and to foreclose upon the collateral securing the debt.

Our outstanding loans bear interest at variable rates. In response to the variable rates, we entered into an interest rate swap agreement. We are exposed to certain market risks during the ordinary course of business due to adverse changes in interest rates. The exposure to interest rate risk primarily results from our variable-rate borrowing. Fluctuations in interest rates can be volatile and the Company's risk management activities do not eliminate these risks. In May 2022, we entered into an interest rate swap agreement to manage these risks. While intended to reduce the effects of fluctuations in these prices and rates, these transactions may limit our potential gains or expose us to losses. If our counterparties to such transactions or sponsors fail to honor their obligations due to financial distress, we would be exposed to potential losses or the inability to recover anticipated gains from these transactions.

In conducting our business, we are required to comply with applicable laws regarding fee-splitting and the corporate practice of medicine.

Some states prohibit the "corporate practice of therapy" that restricts business corporations from providing physical therapy services through the direct employment of therapist physicians or from exercising control over medical decisions by therapists. The laws relating to corporate practice vary from state to state. Typically, however, professional corporations owned and controlled by licensed professionals are exempt from corporate practice restrictions and may employ therapists to furnish professional services. Those professional corporations may be supported by business corporations, such as the Company, that provide management and/or administrative services, subject to certain limitations.

Some states also prohibit entities from engaging in certain financial arrangements, such as fee-splitting, with physicians or therapists. The laws relating to fee-splitting also vary from state to state. Generally, these laws restrict business arrangements that involve a physician or therapist sharing medical fees with a referral source, but in some states, these laws have been interpreted to extend to management agreements between physicians or therapists and business entities under some circumstances.

We believe that our current and planned activities do not constitute fee-splitting or the unlawful corporate practice of medicine as contemplated by these state laws. However, there can be no assurance that future interpretations of such laws will not require structural and organizational modification of our existing relationships with the practices. If a court or regulatory body determines that we have violated these laws or if new laws are introduced that would render our arrangements illegal, we could be subject to fines or penalties, our contracts could be found legally invalid and unenforceable (in whole or in part), or we could be required to restructure our contractual arrangements with physicians, hospitals and/or physical therapist-owned providers.

Some of our acquisition agreements contain contingent consideration, the value of which may impact future financial results.

Some of our acquisition agreements include contingent earn-out consideration, the fair value of which is estimated as of the acquisition date based on the present value of the expected contingent payments as determined using weighted probabilities of possible future payments. These fair value estimates contain unobservable inputs and estimates that could materially differ from the actual future results and we cannot predict the ultimate result. The fair value of the contingent earn-out consideration could increase or decrease, as applicable. Changes in the fair value of contingent earn-outs will be reflected in our results of operations in the period in which they are recognized, the amount of which may be material and could cause volatility in our operating results.

Our contractual arrangements may not be as effective in providing control over our variable interest entities as direct ownership.

Through contractual arrangements, we control the management and non-clinical operating activities but have less than majority ownership interests in certain variable interest entities. If our variable interest entities or their equity holders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. Accordingly, these contractual arrangements may not be as effective as majority ownership in providing us with control over our variable interest entities.

The variable interest entity equity holders may have conflicts of interest with us and they may not act in our best interests or may not perform their obligations under these contracts. For example, our variable interest entities and their respective equity holders could breach their contractual arrangements with us by, among other things, failing to conduct their operations or taking other actions that are detrimental to our interests. If any equity holder is uncooperative and any dispute relating to these contracts remains unresolved, we will have to enforce our rights under the contractual arrangements and through arbitration, litigation, and other legal proceeding, which may be costly and time-consuming and may be limited by legal principles preventing the enforcement of a contract if it is determined to involve a violation of law or public policy. If we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the variable interest entities, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected.

Impact on the business and cash reserves resulting from retirement or resignation of key partners and resulting purchase of their non-controlling interests (minority interests).

As described in Note 6 to our financial statements included in Item 8, the redeemable non-controlling interests in our partnerships are held by our partners. Upon the occurrence of certain events, such as retirement or other termination of employment, partners from acquired partnerships may have the right to exercise a ''put'' to cause us to purchase their redeemable non-controlling interests. Depending on the amount and timing of the exercise of any ''put'' rights, the funds required could have an adverse impact on our capital structure.

Healthcare reform legislation may affect our business.

In recent years, many legislative proposals have been introduced or proposed in Congress and in some state legislatures that would affect major changes in the healthcare system, either nationally or at the state level. At the federal level, Congress has continued to propose or consider healthcare budgets that substantially reduce payments under the Medicare programs. See ''Business - Our Operating Segments - Physical Therapy Operations - Sources of Revenue'' in Item 1 for more information. The ultimate content, timing or effect of any healthcare reform legislation and the impact of potential legislation on us is uncertain and difficult, if not impossible, to predict. That impact may be material to our business, financial condition or results of operations.

Our operations are subject to extensive regulation.

The healthcare industry is subject to extensive federal, state and local laws and regulations relating to:

- facility and professional licensure/permits, including certificates of need;
- conduct of operations, including financial relationships among healthcare providers, Medicare fraud and abuse, and physician self-referral.
- addition of facilities and services; and
- coding, billing and payment for services.

In recent years, there have been heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry. We believe we are in substantial compliance with all laws, but differing interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our methods of operations, facilities, equipment, personnel, services and capital expenditure programs and increase our operating expenses. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program reimbursement, suffer civil or criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. For a more complete description of certain of these laws and regulations, see "Business—Regulation and Healthcare Reform" and "Business—Compliance Program" in Item 1.

Both federal and state regulatory agencies inspect, survey, and audit our facilities to review our compliance with these laws and regulations. While our facilities intend to comply with the existing licensing, Medicare certification requirements and accreditation standards, there can be no assurance that these regulatory authorities will determine that all applicable requirements are fully met at any given time. A determination by any of these regulatory authorities that a facility is not in compliance with these requirements could lead to the imposition of requirements that the facility takes corrective action, assessment of fines and penalties, or loss of licensure or Medicare certification of accreditation. These consequences could have an adverse effect on us.

Our operations are subject to investigations, legal actions and proceedings that could result in an adverse impact on our business and financial position.

Healthcare providers are subject to investigations, legal actions and proceedings, as well as lawsuits under the qui tam provisions of the federal False Claims Act, based on claims that the provider failed to comply with applicable laws and regulations that govern coding and the submission of claims for services provided to Medicare patients, among other things. These matters can involve significant costs, monetary damages and penalties. We have been subject to these proceedings in the past, and future proceedings could result in an adverse impact on our business and financial results.

We face inspections, reviews, audits and investigations under federal and state government programs and contracts. These audits could have adverse findings that may negatively affect our business.

As a result of our participation in the Medicare and Medicaid programs, we are subject to various governmental inspections, reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. Managed care payors may also reserve the right to conduct audits. An adverse inspection, review, audit or investigation could result in:

- refunding amounts we have been paid pursuant to the Medicare or Medicaid programs or from managed care payors;
- state or federal agencies imposing fines, penalties and other sanctions on us;
- temporary suspension of payment for new patients to the facility or agency;
- decertification or exclusion from participation in the Medicare or Medicaid programs or one or more managed care payor networks;
- the imposition of a new Corporate Integrity Agreement;
- damage to our reputation;

- the revocation of a facility's or agency's license; and

- loss of certain rights under, or termination of, our contracts with managed care payors.

If adverse inspections, reviews, audits or investigations occur and any of the results noted above occur, it could have a material adverse effect on our business and operating results.

We may be adversely affected by a security breach, such as a cyber-attack, which may cause a violation of HIPAA or HITECH and subject us to potential legal and reputational harm.

In the normal course of business, our information technology systems hold sensitive patient information including patient demographic data and other protected health information, which is subject to HIPAA and HITECH. We also contract with third-party vendors to maintain and store our patients' individually identifiable health information. Numerous state and federal laws and regulations address privacy and information security concerns resulting from our access to our patient's and employee's personal information.

Our information technology systems and those of our vendors that process, maintain, and transmit such data are subject to computer viruses, cyber-attacks, or breaches. We adhere to policies and procedures designed to ensure compliance with HIPAA and other privacy and information security laws and require our third-party vendors to do so as well. If, however, we or our third-party vendors experience a breach, loss, or other compromise of unsecured protected health information or other personal information, such an event could result in significant civil and criminal penalties, lawsuits, reputational harm, and increased costs to us, any of which could have a material adverse effect on our financial condition and results of operations.

Furthermore, our information technology systems, and those of our third-party vendors, are maintained with safeguards protecting against cyber-attacks. A cyber-attack that bypasses our information technology security systems, or those of our third-party vendors, could result in a material adverse effect on our business, financial condition, results of operations, or cash flows. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation, or release of protected health information, other confidential data or proprietary business information, operational or business delays resulting from the disruption of information technology systems and subsequent mitigation activities, or regulatory action taken as a result of such incident. We provide our employees with training and regular reminders on important measures they can take to prevent breaches. We routinely identify attempts to gain unauthorized access to our systems. However, given the rapidly evolving nature and proliferation of cyber threats, there can be no assurance our training and network security measures or other controls will detect, prevent, or remediate security or data breaches in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems and operations. Accordingly, we may be vulnerable to losses associated with the improper functioning, security breach, or unavailability of our information systems as well as any systems used in acquired operations.

We depend upon the cultivation and maintenance of relationships with the physicians in our markets.

Our success is dependent upon referrals from physicians in the communities our clinics serve and our ability to maintain good relations with these physicians and other referral sources. Physicians referring patients to our clinics are free to refer their patients to other therapy providers or to their own physician owned therapy practice. If we are unable to successfully cultivate and maintain strong relationships with physicians and other referral sources, our business may decrease, and our net operating revenues may decline.

Our business depends upon hiring, training, and retaining qualified employees.

Our workforce costs represent our largest operating expense, and our ability to meet our labor needs while controlling labor costs is subject to numerous external factors, including market pressures with respect to prevailing wage rates and unemployment levels. We compete with rehabilitation companies and other businesses for many of our clinical and non-clinical employees, and turnover in these positions can lead to increased training and retention costs, particularly in a competitive labor market. We cannot be assured that we can continue to hire, train and retain qualified employees at current wage rates since we operate in a competitive labor market, and there are currently significant inflationary and other pressures on wages. If we are unable to hire, properly train and retain qualified employees, we could experience higher employment costs and reduced revenues, which could adversely affect our earnings.

We depend upon our ability to recruit and retain experienced physical therapists.

Our revenue generation is dependent upon referrals from physicians in the communities our clinics serve, and our ability to maintain good relations with these physicians. Our therapists are the front line for generating these referrals and we are dependent on their talents and skills to successfully cultivate and maintain strong relationships with these physicians. If we cannot recruit and retain our base of experienced and clinically skilled therapists, our business may decrease, and our net operating revenues may decline. Periodically, we have clinics in isolated communities that are temporarily unable to operate due to the unavailability of a therapist who satisfies our standards.

We may also experience increases in our labor costs, primarily due to higher wages and greater benefits required to attract and retain qualified healthcare personnel, and such increases may adversely affect our profitability. Furthermore, while we attempt to manage overall labor costs in the most efficient way, our efforts to manage them may have limited effectiveness and may lead to increased turnover and other challenges.

Failure to maintain effective internal control over our financial reporting could have an adverse effect on our ability to report our financial results on a timely and accurate basis.

We are required to produce our consolidated financial statements in accordance with the requirements of accounting principles generally accepted in the United States of America. Effective internal control over financial reporting is necessary for us to provide reliable financial reports, to help mitigate the risk of fraud and to operate successfully. We are required by federal securities laws to document and test our internal control procedures in order to satisfy the requirements of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal control over financial reporting.

We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with applicable law, or our independent registered public accounting firm may not be able to issue an unqualified attestation report if we conclude that our internal control over financial reporting is not effective. If we fail to maintain effective internal control over financial reporting, or our independent registered public accounting firm is unable to provide us with an unqualified attestation report on our internal control, we could be required to take costly and time-consuming corrective measures, be required to restate the affected historical financial statements, be subjected to investigations and/or sanctions by federal and state securities regulators, and be subjected to civil lawsuits by security holders. Any of the foregoing could also cause investors to lose confidence in our reported financial information and in us and would likely result in a decline in the market price of our stock and in our ability to raise additional financing if needed in the future.

Our revenues may fluctuate due to weather.

We have a significant number of clinics in states that normally experience snow and ice during the winter months. Also, a significant number of our clinics are located in states along the Gulf Coast and Atlantic Coast which are subject to periodic winter storms, hurricanes and other severe storm systems. Periods of severe weather may cause physical damage to our facilities or prevent our staff or patients from traveling to our clinics, which may cause a decrease in our net operating revenues.

We operate in a highly competitive industry.

We encounter competition from local, regional or national entities, some of which have superior resources or other competitive advantages. Intense competition may adversely affect our business, financial condition or results of operations. For a more complete description of this competitive environment, see ''Business—Competition'' in Item 1. An adverse effect on our business, financial condition or results of operations may require us to write down goodwill.

We may incur closure costs and losses.

The competitive, economic or reimbursement conditions in our markets in which we operate may require us to reorganize or to close certain clinics. In the event a clinic is reorganized or closed, we may incur losses and closure costs. The closure costs and losses may include, but are not limited to, lease obligations, severance, and write-down or write-off of goodwill and other intangible assets.

Future acquisitions may use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

As part of our growth strategy, we intend to continue pursuing acquisitions of outpatient physical therapy clinics and industrial injury prevention services businesses. There can be no assurance that we will be able to successfully identify or complete future acquisitions. Acquisitions may involve significant cash expenditures, potential debt incurrence and operational losses, dilutive issuances of equity securities and expenses that could have an adverse effect on our financial condition and results of operations. Acquisitions involve numerous risks, including:

- the difficulty and expense of integrating acquired personnel into our business;

- the diversion of management's time from existing operations;

- the potential loss of key employees of acquired companies;

- the difficulty of assignment and/or procurement of managed care contractual arrangements; and

- the assumption of the liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for failure to comply with healthcare regulations.

Employer and other contracted customers may terminate their relationship with us which could adversely affect the business.

In our industrial injury prevention services business, we perform services for large employers and their employees pursuant to contracts and other services agreement. These contracts and other services agreements are able to be terminated by the employer-clients on little or short notice, and either a breach or termination of those contractual arrangements by such clients could cause operating results to be less than expected. Similarly, in our rehabilitation business, we have management and other services agreements with hospitals, physician groups and other ancillary providers; either a breach or termination of those contractual arrangements by such clients could cause operating results to be less than expected.

Our use of emerging technologies, including artificial intelligence, involves inherent risks

We use and may increasingly rely on artificial intelligence ("AI") and other emerging technologies in support of our operations and business processes. These technologies may not perform as expected, may produce inaccurate or unintended results, and may be subject to cybersecurity, data privacy, compliance, ethical, and regulatory risks. In addition, laws and regulations governing the use of AI and related technologies are uncertain and evolving, which could increase compliance costs or restrict the manner in which we operate. Any of the foregoing could adversely impact our business, financial condition, results of operations, and reputation.

RISKS RELATED TO OUR COMMON STOCK

Issuance of shares in connection with financing transactions or under stock incentive plans will dilute current stockholders.

Pursuant to our stock incentive plans, our Compensation Committee of the Board, consisting solely of independent directors, is authorized to grant stock awards to our employees, directors and consultants. Shareholders will incur dilution upon the exercise of any outstanding stock awards or the grant of any restricted stock. In addition, if we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders.

The number of shares of our common stock eligible for future sale could adversely affect the market price of our stock.

On December 31, 2025, we had reserved approximately 315,221 shares for future equity grants. We may issue additional restricted securities or register additional shares of common stock under the Securities Act of 1933, as amended (the "Securities Act"), in the future. The issuance of a significant number of shares of common stock upon the exercise of stock options or the availability for sale, or sale, of a substantial number of the shares of common stock eligible for future sale under effective registration statements, under Rule 144 or otherwise, could adversely affect the market price of the common stock.

Provisions in our articles of incorporation and bylaws could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders.

Certain provisions of our articles of incorporation and bylaws may delay, discourage, prevent or render more difficult an attempt to obtain control of our company, whether through a tender offer, business combination, proxy contest or otherwise. These provisions include the charter authorization of "blank check" preferred stock and a restriction on the ability of stockholders to call a special meeting.

There can be no assurance that we will continue to increase our dividend or to repurchase shares of our common stock.

Cash dividend payments and share repurchases are subject to limitations under applicable laws and the discretion of our Board of Directors and are determined after considering then-existing conditions, including earnings, other operating results and capital requirements and cash deployment alternatives. Our payment of dividends and share repurchases could vary from historical practices or our stated expectations. Decreases in asset values or increases in liabilities, including liabilities associated with employee benefit plans and assets and liabilities associated with taxes, can reduce net earnings and stockholders' equity. Under certain circumstances, a deficit in stockholders' equity could limit our ability to pay dividends and make share repurchases under Texas state law in the future. In addition, the timing and amount of share repurchases under Board approved share repurchase plans may differ from stated expectations and is within the discretion of management and will depend on many factors, including our ability to generate sufficient cash flows from operations in the future or to borrow money from available financing sources, our results of operations, capital requirements and applicable law.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C. *CYBERSECURITY*

RISK MANAGEMENT AND STRATEGY

The Company recognizes the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our patients' health information and all our data.

Managing Material Risks & Integrated Overall Risk Management

The Company has strategically integrated cybersecurity risk management into our broader risk management framework to promote a company-wide culture of cybersecurity risk management. Cybersecurity considerations are an integral part of our decision-making processes where communication, data and access are involved. Our Information technology ("IT") department works closely with our operations teams to continuously evaluate and address cybersecurity risks in alignment with our business and operational objectives. Our Chief Information Systems Officer, ("CISO") and IT teams play an important role in assessing the cybersecurity infrastructure employed within our acquired practices to ensure that necessary security enhancements are employed in a timely manner. The Company provides annual cybersecurity awareness training to its employees to mitigate risks by educating employees regarding best practices to avoid cybersecurity related breaches.

Engage Third-parties on Risk Management

Understanding the ever-changing and complex nature of cybersecurity threats, our organization values collaboration with external experts, including cybersecurity consultants, for advisory purposes. These collaborations are aimed at enhancing our understanding and management of cybersecurity risks. Through such engagements, we seek to gain insights and recommendations on improving our risk management frameworks and responses to potential cybersecurity incidents.

This approach allows us to benefit from specialized expertise, helping ensure that our cybersecurity strategies and processes are informed by current industry insights. While these collaborations are not mandated, they are encouraged as part of our commitment to maintaining a vigilant and adaptive cybersecurity posture in line with evolving best practices.

Oversee Third-party Risk

Aware of the potential risks posed by third-party service providers, our Company takes steps to perform security-related diligence on such providers. This diligence process aims to understand and evaluate the security measures and practices of our third-party partners. Our approach includes reviewing available information and seeking insights into their security and data management practices. This method is part of our broader strategy to mitigate the risks associated with data breaches or other security incidents that may arise from third-party engagements.

Risks from Cybersecurity Threats

We have not encountered cybersecurity challenges that have materially impaired our operations or financial standing. While we have experienced cybersecurity incidents within several of our partnership subsidiaries over the years, these incidents have not been material, as each incident (i) has been isolated to certain segregated IT environments, (ii) has affected relatively few patients and their associated health information, and/or (iii) had a low probability of compromised data. Each of the foregoing cybersecurity incidents has been remediated in the ordinary course of business. However, we could experience a cybersecurity incident that materially affects us in the future. See "Risk Factors" in Item 1A on this Form-10K for additional discussion of cybersecurity risks to our business.

Governance

The Board of Directors recognizes the significance of cybersecurity threats to the Company's operational integrity, data security and stakeholders. The Board of Directors is acutely aware of the critical nature of managing risks associated with cybersecurity threats and sees this as a major priority for the company. The Board has established oversight mechanisms to ensure effective governance in managing risks associated with cybersecurity threats.

Board of Directors Oversight

The Compliance Committee is central to the Board's oversight of cybersecurity risks and bears the primary responsibility for this domain. The Compliance Committee is composed of board members with diverse expertise, including risk management, technology, health care operations, and finance, equipping them to oversee cybersecurity risks effectively. In addition, each of the directors on the Compliance Committee has completed the Diligent Cyber Risk and Strategy Certification Program, developed by Diligent Corporation, a leading corporate governance technology company, which teaches cyber literacy for corporate directors to effectively govern significant enterprise-wide cyber risks and have meaningful conversations with management.

Management's Role Managing Risk

The CISO plays a pivotal role in informing the Compliance Committee on cybersecurity risks. The CISO, in concert with the Chief Compliance Officer and General Counsel, provides comprehensive briefings to the Compliance Committee on a regular basis. These briefings encompass a broad range of topics, including:

- Current cybersecurity landscape and emerging threats;

- Status of ongoing cybersecurity initiatives and strategies;

- Incident reports and learnings from any cybersecurity events; and

- Compliance with regulatory requirements and industry standards.

In addition to our scheduled meetings, the Compliance Committee and management maintain an ongoing dialogue regarding emerging or potential cybersecurity risks. The Compliance Committee actively participates in strategic decisions related to cybersecurity. This involvement ensures that cybersecurity considerations are integrated into the Company's broader strategic objectives.

Risk Management Personnel

Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with the CISO, Mr. Chadd Pence. With over 25 years of experience in the field of IT and cybersecurity, Mr. Pence brings a wealth of expertise to his role. His background includes experience as an enterprise CISO and his knowledge and experience are instrumental in developing and executing our cybersecurity strategies. Our CISO oversees our cybersecurity efforts and governance programs, tests our compliance with standards, remediates known risks, and provides regular guidance to management and the Board on these areas. In addition, to supplement this expertise, we periodically engage external experts, including cybersecurity consultants, to help us evaluate our risk management related policies and to help us to review and remediate cybersecurity incidents.

Monitor Cybersecurity Incidents

The CISO is continually informed about the latest developments in cybersecurity, including potential threats and innovative risk management techniques. This ongoing knowledge acquisition is crucial for effective prevention, detection, mitigation, and remediation of cybersecurity incidents. The CISO implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of a variety of security measures and system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, the CISO is equipped with a well-defined incident response plan. This plan includes immediate actions to mitigate the impact and long-term strategies for remediation and prevention of future incidents.

Reporting to Board of Directors

The CISO, in his capacity, regularly informs our Chief Financial Officer, President, and Chief Executive Officer of all aspects related to cybersecurity risks and incidents. This ensures that the highest levels of management are kept abreast of the cybersecurity posture and potential risks facing the Company. Furthermore, significant cybersecurity matters, and strategic risk management decisions are escalated to the Compliance Committee and the full Board of Directors, ensuring that they have comprehensive oversight and can provide guidance on critical cybersecurity issues.

ITEM 2. *PROPERTIES*

We lease the properties used for our clinics under non-cancellable operating leases, commonly with terms ranging from five to ten years (with an overall range of one year to 15.0 years), with the exception of the property for one clinic which we own. We intend to lease the premises for any new clinic location except in rare instances where leasing is not a cost-effective alternative. Our typical clinic occupies 1,000 to 7,000 square feet of leased space in an office building or shopping center. There are 21 clinics occupying space in the range of over 7,000 square feet to 16,500 square feet.

We also lease our executive offices located in Houston, Texas, under a non-cancelable operating lease expiring in February 2028. We currently lease approximately 44,000 square feet of space (including allocations for common areas) at our executive offices.

ITEM 3. *LEGAL PROCEEDINGS*

We are a party to various legal actions, proceedings, and claims (some of which are not insured), and regulatory and other governmental audits and investigations in the ordinary course of our business. We cannot predict the ultimate outcome of pending litigation, proceedings, regulatory and other governmental audits and investigations. These matters could potentially subject the Company to sanctions, damages, recoupments, fines, and other penalties. The Department of Justice, CMS, or other federal and state enforcement and regulatory agencies may conduct additional investigations related to our businesses in the future that may, either individually or in the aggregate, have a material adverse effect on our business, financial position, results of operations, and liquidity.

Healthcare providers are subject to lawsuits under the qui tam provisions of the federal False Claims Act. Qui tam lawsuits typically remain under seal for some time while the government decides whether or not to intervene on behalf of a private qui tam plaintiff (known as a relator) and take the lead in the litigation. These lawsuits can involve significant monetary damages and penalties and award bounties to private plaintiffs who successfully bring the suits. We have been a defendant in these cases in the past and may be named as a defendant in similar cases from time to time in the future.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not Applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock has traded on the New York Stock Exchange ("NYSE") since August 14, 2012, under the symbol "USPH". Effective May 28, 2025, our common stock now also trades on the New York Stock Exchange Texas ("NYSE TX") under the symbol "USPH".

As of February 27, 2026, there were 90 holders of record of our outstanding common stock.

DIVIDENDS

Our Board of Directors declared the following dividends during the year ended December 31, 2025:

Declaration Date	Record Date	Payment Date	Dividend Per Share	Aggregate Amount (In thousands)
2/25/2025	3/14/2025	4/11/2025	$0.45	$6,836
5/6/2025	5/23/2025	6/13/2025	$0.45	$6,842
8/5/2025	8/22/2025	9/12/2025	$0.45	$6,842
11/4/2025	11/17/2025	12/12/2025	$0.45	$6,842

There is no assurance that future dividends will be declared. The declaration and payment of dividends in the future are at the discretion of our Board of Directors after taking into account various factors, including, but not limited to, our financial condition, operating results, available cash and current and anticipated cash needs, and the terms of our Credit Agreement (as defined in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources"). We are currently restricted from paying dividends on our common stock in excess of $50.0 million in any fiscal year under the Credit Agreement.

FIVE YEAR PERFORMANCE GRAPH

The following performance graph compares the cumulative total stockholder return of our common stock to The NYSE Composite Index and the NYSE Health Care Index for the period from December 31, 2020 through December 31, 2025. The graph assumes that $100 was invested in our common stock and the common stock of each of the companies listed on The NYSE Composite Index and the NYSE Health Care Index on December 31, 2020 and that any dividends were reinvested.

Comparison of Five Years Cumulative Total Return for the Year Ended December 31, 2025



	12/20	12/21	12/22	12/23	12/24	12/25
U. S. Physical Therapy, Inc.	100	79	67	77	74	65
NYSE Healthcare Index	100	121	117	121	121	134

The foregoing performance graph and related description shall not be deemed incorporated by reference into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference. In addition, the performance graph and the related description shall not be deemed "soliciting material" or "filed" with the SEC or subject to Regulation 14A or 14C.

PURCHASES OF EQUITY SECURITIES

The following table provides information about our repurchases of our common stock, that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, during the three months ended December 31, 2025. There were no additional repurchases in the year ended December 31, 2025, and no repurchases were made in the years ended December 31 2024, and December 31, 2023.

	For the Month Ended		
	December 31, 2025	November 30, 2025	October 31, 2025
Number of shares repurchased.	—	81,322	—
Total cost of shares repurchased	$ —	$5,566,165	$ —
Average price (including brokers' commission)	$ —	$ 68.45	$ —

As of December 31, 2025, the Company had $19.4 million remaining available under its authorized share repurchase program.

ITEM 6. *RESERVED*

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of U.S. Physical Therapy, Inc. and its subsidiaries (herein referred to as "we", "us", "our" or the "Company") should be read in conjunction with the Company's consolidated financial statements and accompanying notes included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the

"Risk Factors" and "Forward-Looking Statements" sections of this Annual Report on Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

This section of this Annual Report on Form 10-K generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 3, 2025.

EXECUTIVE SUMMARY

The Company operates its business through two reportable business segments. Our physical therapy operations consist of physical therapy, speech therapy and occupational therapy clinics and home-care physical and speech therapy practices that provide pre- and post-operative care and treatment for a variety of orthopedic-related disorders, sports-related injuries, and rehabilitation of injured workers. Services provided by the industrial injury prevention services ("IIP") segment include onsite services for clients' employees including injury prevention and rehabilitation, performance optimization, post-offer employment testing, functional capacity evaluations and ergonomic assessments. The majority of IIP is contracted with and paid for directly by employers, including a number of Fortune 500 companies. IIP is performed through industrial sports medicine professionals with specialized training related to the musculoskeletal system.

During the last three years, we completed the following acquisitions of outpatient physical therapy practices, companies that manage and/or provide administrative services to outpatient physical therapy practices, and IIP businesses detailed below:

Acquisition	Date	% Interest Acquired	Number of Clinics
July 2025 Acquisition	July 31, 2025	60%	3
April 2025 Acquisition	April 30, 2025	40%*	**
February 2025 Acquisition	February 28, 2025	65%	3
November 2024 Acquisition	November 30, 2024	75%	8
October 2024 Acquisition	October 31, 2024	50%	50
August 2024 Acquisition	August 31, 2024	70%	8
April 2024 Acquisition	April 30, 2024	***	****
March 2024 Acquisition	March 29, 2024	50%	9
October 2023 Acquisition	October 31, 2023	*****	****
September 2023 Acquisition 1	September 29, 2023	70%	4
September 2023 Acquisition 2	September 29, 2023	70%	1
July 2023 Acquisition	July 31, 2023	70%	7
May 2023 Acquisition	May 31, 2023	45%	4
February 2023 Acquisition	February 28, 2023	80%	1

---

* On April 30, 2025, the Company acquired an outpatient home care practice that provides speech and occupational therapy through its 50% owned subsidiary MSO Metro LLC. ("Metro"). After the transaction, the Company's ownership interest is 40%, the local partners have an ownership interest of 40% and the practice's preacquisition owners have a 20% ownership interest.

** Home-care business.

*** On April 30, 2024, one of our primary IIP businesses, Briotix Health Limited Partnership, acquired 100% of an IIP business.

**** IIP business

***** On October 31, 2023, we concurrently acquired 100% of an IIP business and a 55% equity interest in an ergonomics software business ("October 2023 Acquisition").

Our strategy is to continue acquiring multi-clinic outpatient physical therapy practices and home-care physical and speech therapy practices, to develop outpatient physical therapy clinics as satellites in existing partnerships, and to continue acquiring companies that provide industrial injury prevention services.

The following table provides a roll forward of our clinic count for the periods presented.

Clinic Count Roll Forward[1]

	2025			2024		
	Owned	Managed	Total	Owned	Managed	Total
Number of clinics, beginning of period	722	39	761	671	43	714
Q1 additions	14	—	14	14	—	14
Q1 closed or sold	(7)	(2)	(9)	(6)	(2)	(8)
Number of clinics, end of period	729	37	766	679	41	720
Q2 additions	6	—	6	7	—	7
Q2 closed or sold	(3)	(1)	(4)	(5)	—	(5)
Number of clinics, end of period	732	36	768	681	41	722
Q3 additions	16	2	18	12	—	12
Q3 closed or sold	(3)	(4)	(7)	(32)	(2)	(34)
Number of clinics, end of period	745	34	779	661	39	700
Q4 additions	11	—	11	63	—	63
Q4 closed or sold	(10)	—	(10)	(2)	—	(2)
Number of clinics, end of period	746	34	780	722	39	761
Year-to-date 2025 and full-year 2024 additions	47	2	49	96	—	96
Year-to-date 2025 and full-year 2024 closed or sold	(23)	(7)	(30)	(45)	(4)	(49)

_____

(1)   Excludes the home care business

Recent Developments

On January 2, 2026, we acquired a 50% interest in a physical practice with eight-clinic locations. The prior owner retained a 50% ownership interest.

On January 31, 2026, we acquired an industrial injury prevention business. The prior owner retained a 30% ownership interest.

On February 24, 2026, our Board of Directors raised our quarterly dividend rate from $0.45 per share to $0.46 per share, effective immediately, and declared a quarterly dividend for the first quarter of 2026 at the higher rate. The dividend will be payable on April 10, 2026, to shareholders of record on March 13, 2026.

We repurchased 81,322 of our own shares for total consideration of $5.6 million from the open market during the three months ended December 31, 2025, which demonstrates our focus on enhancing shareholder value as well as our confidence in the long-term prospects of the Company.

Strategic Hospital Alliances

On February 2, 2026, we announced a 10-year strategic alliance between our subsidiary partner, Metro, and a prominent New York hospital system, whereby 60 of Metro's existing outpatient physical therapy clinics in New York will become part of the hospital system's clinical services network. The alliance is expected to begin operations with an initial group of clinics in mid-2026, with all 60 clinics anticipated to be operational by year-end 2026.

On February 25, 2026, we announced a 10-year strategic alliance between another of our subsidiary partners and a local hospital system whereby our subsidiary partner's existing 10 outpatient physical therapy clinics will become part of the hospital system's clinical services network.

These arrangements will be accretive to our revenue, operating income and margins.

Medicare Reimbursement

The Medicare program reimburses outpatient rehabilitation providers based on the Medicare Physician Fee Schedule ("MPFS"). Outpatient rehabilitation providers may enroll in Medicare as institutional outpatient rehabilitation facilities (i.e., rehab agencies) or individual physical or occupational therapists in private practice. The majority of our clinicians are enrolled as individual physical or occupational therapists in private practice while the remaining balance of providers are reimbursed through enrolled rehab agencies.

For calendar years 2021, 2022 and 2023, Centers for Medicare and Medicaid Services ("CMS") expected decreases in Medicare reimbursement were partially offset by one-time increases in payments as a result of other legislation passed by Congress, resulting in decreases of approximately 3.5%, 0.75% and 2.0% in each of these years, respectively. For January 1 through March 8 of 2024, CMS's final rule resulted in an approximate 3.5% decrease in Medicare payments for the therapy specialty. However, effective as of March 9, 2024, pursuant to the Consolidated Appropriations Act, 2024, Congress minimized the reduction in Medicare payments for therapy services for the balance of 2024, resulting in an approximate 1.8% reduction in Medicare payments for therapy services (rather than the 3.5% decrease). The MPFS for 2025 decreased Medicare reimbursement for therapy services by approximately 2.9% as compared to the reimbursement rates in effect for most of 2024. For 2026, the proposed MPFS is expected to increase Medicare reimbursement for therapy services by approximately 1.75% as compared to the reimbursement rates for 2025.

In the final 2020 MPFS rule, CMS clarified that when the physical therapist is involved for the entire duration of the service and the physical therapist assistant ("PTA") provides skilled therapy alongside the physical therapist, an identification of the PTA's participation (as denoted by a "CQ modifier") is not required. Also, when the same service (code) is furnished separately by the physical therapist and PTA, CMS applies the de minimis standard to each 15-minute unit of codes, not on the total physical therapist and PTA time of the service. For dates of service on and after January 1, 2022, CMS pays for physical therapy and occupational therapy services provided by PTAs and occupational therapist assistants ("OTAs") at 85% of the otherwise applicable Part B payment amount. CMS allows a timed service to be billed without a CQ (for PTA's) or CO (for OTA's) modifier when a PTA or OTA participates in providing care, but the physical therapist or occupational therapist meets the Medicare billing requirements without including the PTA's or OTA's minutes. This occurs when the physical therapist or occupational therapist provides more minutes than the 15-minute midpoint.

RESULTS OF OPERATIONS

The defined terms with their respective description used in the following discussion are listed below:

Mature clinics are clinics (physical clinic locations and home-care business units) opened or acquired prior to January 1, 2024, and are still operating as of the balance sheet date.

Net rate per patient visit is net patient revenue related to our physical therapy operations divided by total number of patient visits (defined below) during the periods presented.

Patient visits is the number of unique patient visits during the periods presented for both physical clinic locations and home-care.

Average daily visits per clinic is patient visits (excluding home-care visits) divided by the number of days in which normal business operations were conducted during the periods presented and further divided by the average number of clinics in operation during the periods presented.

Clinics are outpatient physical therapy clinics that are either owned or managed by the Company or one of its subsidiaries.

2025 Year period covering the twelve months ended December 31, 2025.

2024 Year period covering the twelve months ended December 31, 2024.

Full Year 2025 versus Full Year 2024

	For the Year Ended				Variance	
	December 31, 2025		December 31, 2024		$	%
	(In thousands, except percentages)					
Net patient revenue	$650,429	83.3%	$560,553	83.5%	$ 89,876	16.0%
Other revenue	130,561	16.7%	110,792	16.5%	19,769	17.8%
Net revenue	780,990	100.0%	671,345	100.0%	109,645	16.3%
Operating Cost:						
Salaries and related costs	461,890	59.1%	399,394	59.5%	62,496	15.6%
Rent, supplies, contract labor and other	140,431	18.0%	118,910	17.7%	21,521	18.1%
Depreciation and amortization	21,059	2.7%	17,853	2.7%	3,206	18.0%
Provision for credit losses	7,647	1.0%	6,912	1.0%	735	10.6%
Clinic closure costs - lease and other	270	0.0%	4,355	0.6%	(4,085)	*
Total operating cost	631,297	80.8%	547,424	81.5%	83,873	15.3%
Gross Profit	149,693	19.2%	123,921	18.5%	25,772	20.8%
Corporate office costs	69,260	8.9%	58,290	8.7%	10,970	18.8%
(Gain) loss on change in fair value of contingent earn-out consideration	(6,244)	-0.8%	219	*	(6,463)	*
Impairment of assets held for sale	—	0.0%	2,418	*	(2,418)	*
Operating Income	86,677	11.1%	62,994	9.4%	23,683	37.6%
Other (expense) income:						
Interest expense, debt and other	(9,459)	-1.2%	(8,015)	-1.2%	(1,444)	18.0%
Interest income from investments	105	0.0%	3,941	0.6%	(3,836)	-97.3%
Change in revaluation of put-right liability	(1,322)	-0.2%	(82)	0.0%	(1,240)	1512.2%
Equity in earnings of unconsolidated affiliate	1,477	0.2%	1,014	0.2%	463	45.7%
Loss on sale of partnership	(123)	0.0%	-	0.0%	(123)	*
Other	458	0.1%	357	0.1%	101	28.3%
Total other expense	(8,864)	-1.1%	(2,785)	-0.4%	(6,079)	218.3%
Income before taxes	77,813	10.0%	60,209	9.0%	17,604	29.2%
Provision for income taxes	19,808	2.5%	14,609	2.2%	5,199	35.6%
Net income	58,005	7.4%	45,600	6.8%	12,405	27.2%
Less: Net income attributable to non-controlling interest:						
Redeemable non-controlling interest - temporary equity	(13,849)	-1.8%	(10,044)	-1.5%	(3,805)	37.9%
Non-controlling interest - permanent equity	(4,573)	-0.6%	(4,132)	-0.6%	(441)	10.7%
	(18,422)	-2.4%	(14,176)	-2.1%	(4,246)	30.0%
Net income attributable to USPH shareholders	$ 39,583	5.1%	$ 31,424	4.7%	$ 8,159	26.0%

* Not meaningful

Total net revenue for the 2025 Year increased $109.6 million, or 16.3%, to $781.0 million from $671.3 million for the 2024 Year while operating costs increased $83.9 million, or 15.3%, to $631.3 million from $547.4 million over the same periods, respectively. Gross profit for the 2025 Year was $149.7 million, or 19.2% of net revenue, compared to $123.9 million for the 2024 Year, or 18.5% of net revenue.

Net income attributable to our shareholders (“USPH Net Income”), a generally accepted accounting principles (“GAAP”) measure, was $39.6 million for the 2025 Year compared to $31.4 million for the 2024 Year. Under GAAP, increases and decreases in the value of redeemable noncontrolling interests (related to ownership interests of

our partners in subsidiaries that are not fully owned by USPH), net of taxes, are not included in net income, but they are included in the calculation of earnings per share. Our improved performance in 2025 increased the value of these ownership interests, net of taxes, by $18.0 million, which reduced earnings per share. Earnings per share was $1.42 for the 2025 Year and $1.84 for the 2024 Year.

The table below shows the calculation of earnings per share for the periods presented.

	For the Year Ended	
	December 31, 2025	December 31, 2024
	(In thousands, except per share data)	
Computation of earnings per share - USPH shareholders:		
Net income attributable to USPH shareholders	$ 39,583	$31,424
Charges to retained earnings:		
Revaluation of redeemable non-controlling interest.	(24,521)	(4,964)
Tax effect at statutory rate (federal and state).	6,510	1,268
	$ 21,572	$27,728
Earnings per share (basic and diluted)	$ 1.42	$ 1.84
Shares used in computation:		
Basic and diluted earnings per share - weighted-average shares	15,175	15,064

We reported net earnings of $39.6 million ($1.42 per share) in 2025 and $31.4 million ($1.84 per share) in 2024.

Non-GAAP Measures

The following tables provide details of the basic and diluted earnings per share computation and reconcile net income attributable to USPH shareholders calculated in accordance with GAAP to Adjusted EBITDA, Operating Results and other non-GAAP measures. We believe providing Adjusted EBITDA, Operating Results, and other non-GAAP measures to investors is useful information for comparing our period-to-period results as well as for comparing with other similar businesses since most do not have redeemable instruments and therefore have different equity structures. Additionally, management believes that these non-GAAP measures provide useful supplemental information to investors, analysts, and other stakeholders in assessing the Company's operational performance and financial trends. We use Adjusted EBITDA, Operating Results and other non-GAAP measures, which eliminate certain items described above that can be subject to volatility and unusual costs, as the principal measures to evaluate and monitor financial performance period over period.

Adjusted EBITDA, a non-GAAP measure, is defined as net income attributable to our shareholders before interest income, interest expense, taxes, depreciation, amortization, change in fair value of contingent earn-out consideration, changes in revaluation of put-right liability, equity-based awards compensation expense, clinic closure costs, impairment on assets held for sale, business acquisition related costs, costs related to a one-time financial and human resources systems upgrade, loss on sale of a partnership and other income and related portions for non-controlling interests.

Operating Results, a non-GAAP measure, equals net income attributable to our shareholders less, changes in revaluation of a put-right liability, clinic closure costs, loss on sale of a partnership, changes in fair value of contingent earn-out consideration, business acquisition related costs, costs related to a one-time financial and human resources systems upgrade, an income tax adjustment to revalue our deferred tax assets and liabilities to the most current statutory tax rate, and any allocations to non-controlling interests, all net of taxes. Operating Results per share also excludes the impact of the revaluation of redeemable non-controlling interest and the associated tax impact.

Adjusted EBITDA, Operating Results and other non-GAAP measures presented are not measures of financial performance under GAAP. Adjusted EBITDA, Operating Results and other non-GAAP measures should not be considered in isolation or as an alternative to, or substitute for, net income attributable to our shareholders presented in the consolidated financial statements.

The tables that follow define and reconcile non-GAAP Adjusted EBITDA and non-GAAP Operating Results to the most directly comparable GAAP measure.

	For the Year Ended	
	December 31, 2025	December 31, 2024
Adjusted EBITDA (a non-GAAP measure)		
Net income attributable to USPH shareholders	$39,583	$31,424
Adjustments:		
Provision for income taxes	19,808	14,609
Depreciation and amortization	22,391	18,681
Interest expense, debt and other, net	9,459	8,015
Interest income from investments	(105)	(3,941)
Impairment of assets held for sale	—	2,418
Equity-based awards compensation expense	8,270	7,823
Change in revaluation of put-right liability	1,322	82
(Gain) loss on change in fair value of contingent earn-out consideration	(6,244)	219
Clinic closure costs[1]	270	4,355
Business acquisition related costs[2]	1,239	819
ERP implementation costs[3]	1,490	—
Loss on sale of partnership	123	—
Other income	(235)	(357)
Allocation to non-controlling interests	(2,361)	(2,379)
	$95,010	$81,768
Operating Results (a non-GAAP measure)		
Net income attributable to USPH shareholders	$39,583	$31,424
Adjustments:		
(Gain) loss on change in fair value of contingent earn-out consideration	(6,244)	219
Impairment of assets held for sale	—	2,418
Change in revaluation of put-right liability	1,322	82
Clinic closure costs[1]	270	4,355
Business acquisition related costs[2]	1,239	819
ERP implementation costs[3]	1,490	—
Loss on sale of partnership	123	—
Income tax adjustment[4]	1,499	—
Allocation to non-controlling interest	277	(521)
Tax effect at statutory rate (federal and state)	404	(1,884)
	$39,963	$36,912
Operating Results per share (a non-GAAP measure)	$ 2.63	$ 2.45

_____

(1) Costs associated with the closure of 23 owned clinics during the year ended December 31, 2025 and 45 owned clinics during the year ended December 31, 2024. See Clinic Count Roll Forward on page 33 for additional information.

(2) Primarily consists of retention bonuses, legal and consulting expenses related to the acquisitions of equity interests in certain partnerships.

(3) Consists of costs related to a one-time financial and human resources systems upgrade.

(4) Mostly consist of adjustment to revalue the Company's deferred tax assets and liabilities to the most current statutory tax rate.

Adjusted EBITDA[1], a non-GAAP measure, was $95.0 million for the 2025 Year, an increase of $13.2 million or 16.2% million, from $81.8 million for the 2024 Year.

Operating Results [1], a non-GAAP measure, was $40.0 million for 2025 Year, an increase of $3.1 million, from $36.9 million in the 2024 Year. On a per share basis, Operating Results were $2.63 in 2025 Year compared to $2.45 in the 2024 Year.

The tables below reconcile other non-GAAP measures to the most directly comparable GAAP measures.

	For the Year Ended December 31, 2025						
		Adjustments					
	Reported (GAAP)	Clinic Closure Costs	Metro Incentive Costs(1)	Business Acquisition Related Costs(2)	ERP Implementation Costs(3)	Change in Fair Value of Contingent Earn-out Consideration	Adjusted (Non-GAAP)
	(in thousands, except per visit data and percentages)						
Segment information - Physical Therapy Operations							
Salaries and related costs(4)	$ 381,556	$ —	$ (670)	$ —	$ —	$ —	$ 380,886
Operating costs(4)(5)	$ 530,763	$ (270)	$ (670)	$ —	$ —	$ —	$ 529,823
Gross profit	$ 128,056	$ 270	$ 670	$ —	$ —	$ —	$ 128,996
Gross profit margin	19.2%	*	*				19.4%
Number of visits	6,150,104						6,150,104
Salaries and related costs per visit(4)	$ 62.04	$ —	$(0.11)	$ —	$ —	$ —	$ 61.93
Operating costs per visit(4)(5)	$ 86.30	$(0.04)	$(0.11)	$ —	$ —	$ —	$ 86.15
Operating income	$ 86,677	$ 270	$ 670	$1,239	$1,490	$(6,244)	$ 84,102

	For the Year Ended December 31, 2024						
		Adjustments					
	Reported (GAAP)	Clinic Closure Costs	Metro Incentive Costs(1)	Business Acquisition Related Costs(2)	Impairment of Assets Held for Sale	Change in Fair Value of Contingent Earn-out Consideration	Adjusted (Non-GAAP)
	(in thousands, except per visit data and percentages)						
Segment information - Physical Therapy Operations							
Salaries and related costs(4)	$ 330,095	$ —	$ (218)	$ —	$ —	$ —	$ 329,877
Operating costs(4)(5)	$ 460,694	$(4,355)	$ (218)	$ —	$ —	$ —	$ 456,121
Gross profit	$ 105,914	$ 4,355	$ 218	$ —	$ —	$ —	$ 110,487
Gross profit margin	18.4%	*	*				19.2%
Number of visits	5,353,189						5,353,189
Salaries and related costs per visit(4)	$ 61.66	$ —	$(0.04)	$ —	$ —	$ —	$ 61.62
Operating costs per visit(4)(5)	$ 86.06	$ (0.81)	$(0.04)	$ —	$ —	$ —	$ 85.21
Operating income	$ 62,994	$ 4,355	$ 218	$819	$2,418	$219	$ 71,023

(1) Certain earnout bonuses and incentive costs related to the Metro acquisition.

(2) Includes expenses related to the acquisitions of equity interests in certain partnerships.

(3) Includes costs related to a one-time financial and human resources systems upgrade.

(4) Excludes costs related to management contracts.

(5) Amortization of certain intangible assets was reallocated between the physical therapy operations and IIP segments. Prior year amounts were reallocated to conform with current presentation.

* Not meaningful

Physical Therapy Operations

	For the Year Ended		Variance	
	December 31, 2025	December 31, 2024%	$	%
	(In thousands, except percentages)			
Revenue related to:				
Mature Clinics[1]	$ 523,588	$ 523,203	$ 385	0.1%
Clinic additions[2]	123,074	25,262	97,812	387.2%
Clinics sold or closed[3]	3,767	12,088	(8,321)	(68.8)%
Net Patient Revenue	650,429	560,553	89,876	16.0%
Other[4]	16,160	13,880	2,280	16.4%
Total	666,589	574,433	92,156	16.0%
Operating costs[5][7]	538,533	468,519	70,014	14.9%
Gross profit	$ 128,056	$ 105,914	$ 22,142	20.9%
Financial and operating metrics (not in thousands):				
Net rate per patient visit[1]	$ 105.76	$ 104.71	$ 1.05	1.0%
Patient visits[1]	6,150,104	5,353,189	796,915	14.9%
Average daily visits per clinic[1]	32.2	30.4	1.8	5.9%
Gross profit margin[7]	19.2%	18.4%		
Adjusted gross profit margin[4][5][6][7]	19.4%	19.2%		
Adjusted salaries and related costs per visit[6][8]	$ 61.93	$ 61.62	$ 0.31	0.5%
Adjusted operating costs per visit[6][7][8]	$ 86.15	$ 85.21	$ 0.94	1.1%

_____

(1) See Glossary of Terms - Revenue Metrics for definition.

(2) Includes 47 owned clinics added during the year ended December 31, 2025 and 96 owned clinics added during the year ended December 31, 2024. See Clinic Count Roll Forward on page 33 for additional information.

(3) Includes 23 owned clinics closed during the year ended December 31, 2025 and 45 owned clinics closed during the year ended December 31, 2024. See Clinic Count Roll Forward on page 33 for additional information.

(4) Includes revenues from management contracts.

(5) Includes costs from management contracts.

(6) Excludes $0.9 million for the 2025 Year Ended and $4.6 million for the 2024 Year Ended of certain incentive costs related to the Metro acquisition and gains or losses related to clinic closures, as applicable. See the reconciliation of non-GAAP measures to the most directly comparable GAAP measure on page 38.

(7) Amortization of certain intangible assets was reallocated between the physical therapy operations and IIP segments. Prior year amounts were reallocated to conform with current presentation.

(8) Per visit costs exclude management contract costs.

(9) Not meaningful.

Revenues

Net revenue from physical therapy operations increased $92.2 million, or 16.0% in the 2025 Year versus the comparable prior year period. Additionally, net rate per patient visit increased to $105.76 for the 2025 Year from $104.71 for the 2024 Year. Gross profit from physical therapy operations increased $22.1 million, or 20.9%, to $128.0 million for the 2025 Year from $105.9 million for the 2024 Year. Excluding certain incentive costs related to the Metro acquisition, which occurred on October 31, 2024, and clinic closures costs, adjusted gross profit (a non-GAAP measure), increased by $18.5 million or 16.8% over the comparable periods. See the reconciliation of non-GAAP measures to the most directly comparable GAAP measure on page 38.

For the 2025 Year, we had 6,150,104 total patient visits compared to 5,353,189 for the 2024 Year.

Other revenue was $16.2 million for the 2025 Year and $13.9 million for the 2024 Year, of which revenue from management contracts was $9.6 million for the 2025 Year as compared to $9.8 million for the 2024 Year.

Operating costs

Operating costs increased by $70.0 million or 15.0% to $538.5 million for the 2025 Year from $468.5 million in the 2024 Year. Operating costs were 80.8% of net revenue for the 2025 Year compared to 81.5% of net revenue for the 2024 Year. Excluding certain incentive costs related to the Metro acquisition and losses related to clinic closures for both periods, total adjusted operating costs per visit (excluding management contracts) was $86.15 in the 2025 Year compared to $85.21 in the comparable prior year period. See the reconciliation of non-GAAP measures to the most directly comparable GAAP measure on page 38.

Salaries and related costs, clinics (excluding management contracts) increased to $381.6 million in the 2025 Year from $330.1 million in the 2024 Year, an increase of $51.5 million, or 15.6% mostly due to the clinics added since the comparable prior year period. Excluding certain incentive costs related to the Metro acquisition and losses related to clinic closures, adjusted salaries and related costs per visit was $61.93 in the 2025 Year compared to $61.62 in the comparable prior period. See the reconciliation of non-GAAP measures to the most directly comparable GAAP measure on page 38.

Rent, supplies, contract labor and other costs, related to clinics (excluding management contracts) increased to $123.5 million in the 2025 Year from $104.6 million in the 2024 Year, an increase of $19.0 million, or 18.1% mostly due to clinic additions.

Depreciation and amortization increased to $17.8 million in 2025 Year from $14.8 million in the 2024 Year, an increase of $3.1 million, or 20.7%, primarily due to clinic additions in the 2025 Year compared to the 2024 Year. Amortization of certain intangible assets was reallocated between the physical therapy operations and IIP segments. Prior year amounts were reallocated to conform with current presentation.

Clinic closure costs for the 2025 Year were $0.3 million compared to $4.4 million in the 2024 Year. We closed 45 underperforming clinics in the 2024 Year compared to 23 clinics in the 2025 Year.

The provision for credit losses was $7.6 million for the 2025 Year and $6.9 million for the 2024 Year. As a percentage of net patient revenues, the provision for credit losses was 1.2% for both the 2025 Year and the 2024 Year.

Gross Profit

Gross profit from physical therapy operations increased $22.1 million or 20.9% to $128.1 million, or 19.2% as a percent of net revenues, for the 2025 Year as compared to $105.9 million, or 18.4% as a percent of net revenues, for the 2024 Year. Excluding certain incentive costs related to the Metro acquisition and clinic closure costs for both periods of $0.9 million, the adjusted gross profit margin (a non-GAAP measure) increased $18.5 million, or 16.8%, to $129.0 million, or 19.4% as a percent of net revenues for the 2025 Year compared to $110.5 million, or 19.2% as a percent of net revenues, for the 2024 Year. See the reconciliation of non-GAAP measures to the more directly comparable GAAP measure provided on page 38 for more information.

Industrial Injury Prevention Services

	For the Year Ended		Variance	
	December 31, 2025	December 31, 2024	$	%
	(In thousands, except percentages)			
Net revenue.	$114,401	$96,912	$17,489	18.0%
Operating costs[(1)]	92,764	78,905	13,859	17.6%
Gross profit.	$ 21,637	$18,007	$ 3,630	20.2%
Gross profit margin.	18.9%	18.6%		

---

(1) Amortization of certain intangible assets was reallocated between the physical therapy operations and IIP segments. Prior year amounts were reallocated to conform with current presentation.

Revenues from IIP increased $17.5 million, or 18.0%, $114.4 million for the 2025 Year from $96.9 million for the 2024 Year. Gross profit from IIP operations increased $3.6 million, or 20.2%, to $21.6 million for the 2025 Year from $18.0 million in the 2024 Year. The gross profit margin from IIP operations was 18.9% for the 2025 Year compared to 18.6% for the 2024 Year. Excluding the IIP acquisition made in April 2024, IIP revenue increased by $10.7 million in the 2025 Year and gross profit margin increased $1.5 million or 9.1% in the 2025 Year over the comparable prior year period.

Corporate Office Costs

We are in the process of implementing a new enterprise resource planning ("ERP") system designed to support certain human resources and accounting functions. The implementation is intended to enhance system integration, standardize processes, and improve operational efficiency and reporting capabilities. We expect to continue the phased implementation of the ERP system over time while maintaining existing systems and controls during the transition. Corporate office costs were $69.3 million for the 2025 Year compared to $58.3 million for the 2024 Year. As a percentage of net revenue, corporate office costs were 8.9% and 8.7% over the same periods, respectively. Excluding acquisition integration costs and the costs associated with the implementation of the new financial and human resources system of $2.4 million and $0.8 million in the comparative years, corporate office costs was 8.6% of net revenue for the 2025 Year and the 2024 Year.

Impairment of Goodwill and Other Intangible Assets, and Assets Held for Sale

During the 2024 Year, we recorded a non-cash impairment charge of $2.4 million related to the impairment of assets held for sale. There were no non-cash impairment charges for the 2025 Year.

Operating Income

Operating income was $86.7 million for the Year 2025 compared to $63.0 million for the 2024 Year. Excluding certain costs described above, adjusted operating income (a non-GAAP measure) increased to $84.1 million for the Year 2025 from $71.0 million for the 2024 Year, an increase of 18.4%. See the reconciliation of non-GAAP measures to the most directly comparable GAAP measure on page 38.

Other (Expenses) Income

Interest Expense, Debt and Other

Interest expense, debt and other was $9.5 million compared to $8.0 million in the 2024 Year as a result of increased borrowings for the 2025 Year. The interest rate on the Company's credit facilities was 5.0% for the 2025 Year and 4.7% for the 2024 Year, with an all-in effective interest rate on the credit facilities (including all associated costs), of 5.6% and 5.5% over the same periods, respectively.

Interest income from investment

Interest income from investment amounted to $0.1 million for the 2025 Year and $3.9 million for the 2024 Year.

Change in fair value of contingent earn-out consideration and put-right liabilities

We revalued contingent earn-out consideration related to certain acquisitions and recognized a net gain (a decrease in the related liabilities) of $6.2 million for the 2025 Year compared to a net loss of $0.2 million for the 2024 Year (an increase in the related liabilities).

For the 2025 Year, we revalued a put-right liability related to the future purchase of an IIP business and recognized a net non-cash expense (an increase in the related liability) of $1.3 million compared to a net non-cash expense of $0.1 million for the 2024 Year.

Equity in earnings of unconsolidated affiliate

We recognized income of $1.5 million for the 2025 Year and $1.0 million for the 2024 Year from a joint venture which provides physical therapy services for patients at hospitals. Since we are deemed to not have a controlling interest in the joint venture, our investment is accounted for using the equity method of accounting.

Provision for Income Taxes

The provision for income tax was $19.8 million, or an effective tax rate of 33.4%, for the 2025 Year and $14.6 million, or an effective tax rate of 31.7%, for the 2024 Year. Income tax expense for the 2025 Year included an adjustment of $1.2 million to revalue the Company's deferred tax assets and liabilities using the most current statutory income tax rate. The following table shows the calculation of our effective tax rate for the periods presented.

	For the Year Ended	
	December 31, 2025	December 31, 2024
	(In thousands, except percentages)	
Income before taxes.	$ 77,813	$ 60,209
Less: Net income attributable to non-controlling interest:		
Redeemable non-controlling interest - temporary equity	(13,849)	(10,044)
Non-controlling interest - permanent equity	(4,573)	(4,132)
	$(18,422)	$(14,176)
Income before taxes less net income attributable to non-controlling interest	$ 59,391	$ 46,033
Provision for income taxes	$ 19,808	$ 14,609
Effective income tax rate.	33.4%	31.7%

Net Income Attributable to Non-controlling Interest

Net income attributable to redeemable non-controlling interest (temporary equity) was $13.8 million for the 2025 Year and $10.0 million for the 2024 Year. Net income attributable to non-controlling interest (permanent equity) was $4.6 million for the 2025 Year and $4.1 million for the 2024 Year.

Other Comprehensive Income

We entered into an interest rate swap agreement in May 2022, which became effective on June 30, 2022. The maturity date of the swap agreement is June 30, 2027. It has a $150 million notional value adjusted concurrently with scheduled principal payments made on the term loan. Beginning in July 2022, we pay a fixed one-month Secured Overnight Financing Rate ("SOFR") of interest of 2.815%. The total interest rate in any period also includes an applicable margin based on the Company's consolidated leverage ratio. Unrealized gains and losses related to the fair value of the interest rate swap are recorded to accumulated other comprehensive income (loss), net of tax.

The fair value of the interest rate swap was $0.9 million, and $3.8 million at December 31, 2025 and December 31, 2024 respectively, which has been included within other assets (current and long term) in the Consolidated Balance Sheet. The impact of the interest rate swap on the accompanying Consolidated Statements of Comprehensive Income was an unrealized loss of less than $2.1 million, net of tax, for the 2025 Year and an unrealized gain of less than $0.1 million, net of tax, for the 2024 Year.

LIQUIDITY AND CAPITAL RESOURCES

We believe that our business has sufficient cash to allow us to meet our short-term cash requirements. Total cash and cash equivalents were $35.6 million as of December 31, 2025, compared to $41.4 million as of December 31, 2024.

Additionally, we had $161.8 million of outstanding borrowings and $144.5 million in available credit under our Senior Credit Facilities as of December 31, 2025, compared to $151.6 million of outstanding borrowings and $164.0 million in available credit under our Senior Credit Facilities as of December 31, 2024.

We believe that our cash and cash equivalents and availability under our Senior Credit Facilities are sufficient to fund the working capital needs of our operating subsidiaries through at least February 27, 2027.

As of December 31, 2025, we had $35.6 million of cash on hand. We plan to continue developing new clinics and making additional acquisitions. We have, from time to time, purchased from or sold to our limited partners non-controlling interests in our existing partnerships. We may purchase or sell additional non-controlling interests in the future. Generally, any acquisition or purchase of non-controlling interests is expected to be accomplished using our cash, financing, or a combination of the two.

We make reasonable and appropriate efforts to collect accounts receivable, including applicable deductible and co-payment amounts. Claims are submitted to payors daily, weekly or monthly in accordance with our policy or payor's requirements. When possible, we submit our claims electronically. The collection process is time-consuming and typically involves the submission of claims to multiple payors whose payment of claims may be dependent upon the payment of another payor. Claims under litigation and vehicular incidents can take a year or longer to collect. Medicare and other payor claims relating to new clinics awaiting CMS approval initially may not be submitted for six months or more. When all reasonable internal collection efforts have been exhausted, accounts are written off prior to sending them to outside collection firms. With managed care, commercial health plans and self-pay payor type receivables, the write-off generally occurs after the balance has been outstanding for 120 days or longer. As of December 31, 2025, we have accrued $6.5 million related to credit balances (including in accrued expenses), a portion of which is due to patients and payors. The credit balances are expected to be resolved or paid in the next twelve months.

The average accounts receivable days outstanding was 31 days on December 31, 2025, and December 31, 2024. Net patient receivables in the amounts of $7.3 million and $6.1 million were written off in 2025 and 2024, respectively.

We continue to return cash to stockholders through dividends and share repurchases. In November 2025, the Board of Directors authorized a fourth quarter dividend payment of $0.45 per share. The Board of Directors approved a share repurchase program effective August 5, 2025. The program authorizes the repurchase by the Company of up to $25.0 million of its outstanding shares of common stock over the period ending on December 31, 2026. Under the share repurchase program, shares may be repurchased from time to time in the open market or negotiated transactions at prevailing market rates, or by other means in accordance with federal securities laws. The timing and amount of share repurchases under the share repurchase program, if any, will depend on several factors, including the Company's stock price performance, ongoing capital allocation priorities and general market conditions. We repurchased 81,322 of our own shares for total consideration of $5.6 million on the open market during the three and twelve months ended December 31, 2025.

Cash Flow

A summary of our operating, investing, and financing activities is discussed below.

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Net cash provided by operating activities	$ 75,058	$ 74,940	$ 81,978
Net cash used in investing activities	(36,713)	(149,450)	(45,015)
Net cash (used in) provided by financing activities.	(44,137)	(36,953)	84,268

Operating Activities

Cash provided by operating activities increased $0.2 million to $75.1 million for the year ended December 31, 2025, as compared to $74.9 million for the year ended December 31, 2024.

Investing Activities

Cash used in investing activities during the year ended December 31, 2025, totaled $36.7 million and consisted of $25.9 million used in the purchase of majority interests in businesses and non-controlling interest, temporary and permanent equity, and $14.1 million of fixed assets purchases. These uses were partially offset by $1.4 million received in distributions from an unconsolidated affiliate.

Financing Activities

Cash used in financing activities during the year ended December 31, 2025, totaled $44.1 million and primarily consisted of $27.4 million of dividends paid to our shareholders, $19.3 million of distributions to non-controlling interests, $9.4 million of payments on the term loan, and $5.6 million paid for the repurchase of common stock. These uses were partially offset by new borrowings of approximately $19.5 million on our Senior Credit Facilities.

Senior Credit Facilities

On December 5, 2013, we entered into an Amended and Restated Credit Agreement with a commitment for a $125.0 million revolving credit facility. This agreement was amended and/or restated in August 2015, January 2016, March 2017, November 2017, and January 2021.On June 17, 2022, we entered into the Third Amended and Restated Credit Agreement (the "Credit Agreement") among Bank of America, N.A., as administrative agent ("Administrative Agent") and the lenders from time-to-time party thereto.

The Credit Agreement, which matures on June 17, 2027, provides for loans in an aggregate principal amount of $325 million. Such loans will be available through the following facilities (collectively, the "Senior Credit Facilities"):

1) Revolving Facility: $175 million, five-year, revolving credit facility ("Revolving Facility"), which includes a $12 million sublimit for the issuance of standby letters of credit and a $15 million sublimit for swingline loans (each, a "Swingline Loan").

2) Term Facility: $150 million term loan facility (the "Term Facility"). The Term Facility amortizes in quarterly installments of: (a) 0.625% in each of the first two years, (b) 1.250% in the third and fourth year, and (c) 1.875% in the fifth year of the Credit Agreement. The remaining outstanding principal balance of all term loans is due on the maturity date.

The proceeds of the Revolving Facility have been and shall continue to be used by us for working capital and other general corporate purposes of our Company and its subsidiaries, including to fund future acquisitions and invest in growth opportunities. The proceeds of the Term Facility were used by us to refinance the indebtedness outstanding under the Second Amended and Restated Credit Agreement, to pay fees and expenses incurred in connection with the loan facilities transactions, for working capital and other general corporate purposes.

We are permitted to increase the Revolving Facility and/or add one or more tranches of term loans in an aggregate amount not to exceed the sum of (i) $100 million plus (ii) an unlimited additional amount, provided that (in the case of clause (ii)), after giving effect to such increases, the pro forma Consolidated Leverage Ratio (as defined in the Credit Agreement) would not exceed 2.0:1.0, and the aggregate amount of all incremental increases under the Revolving Facility does not exceed $50,000,000.

The interest rates per annum applicable to the Senior Credit Facilities (other than in respect of Swingline Loans) will be Term SOFR as defined in the agreement plus an applicable margin or, at our option, an alternate base rate plus an applicable margin.

We also pay to the Administrative Agent, for the account of each lender under the Revolving Facility, a commitment fee equal to the actual daily excess of each lender's commitment over its outstanding credit exposure under the Revolving Facility ("unused fee"). We may prepay and/or repay the revolving loans and the term loans, and/or terminate the revolving loan commitments, in whole or in part, at any time without premium or penalty, subject to certain conditions.

The Credit Agreement contains customary covenants limiting, among other things, the incurrence of additional indebtedness, the creation of liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends, and other payments in respect of equity interests, acquisitions, investments, loans and guarantees, subject, in each case, to customary exceptions, thresholds and baskets. The Credit Agreement includes certain financial covenants which include the Consolidated Fixed Charge Coverage Ratio and the Consolidated Leverage Ratio, as defined in the Credit Agreement. The Credit Agreement also contains customary events of default.

Our obligations under the Credit Agreement are guaranteed by our wholly owned material domestic subsidiaries (each, a "Guarantor"), and our obligations and any Guarantors are secured by a perfected first priority security interest in substantially all of our existing and future personal property and each Guarantor, subject to certain exceptions.

As of December 31, 2025, $131.3 million was outstanding on the Term Facility while $30.5 million was outstanding under the Revolving Facility, resulting in $144.5 million of credit availability. As of December 31, 2025, we were in compliance with all of the covenants contained in the Credit Agreement. The interest rate for the 2025 Year on our Senior Credit Facilities, net of savings from the interest rate swap described below, was 5.0%, with an all-in interest rate, including all associated costs, of 5.6%. Interest is payable at the end of the selected interest period but no less frequently than quarterly and on the date of maturity.

Interest Rate Swap

In May 2022, we entered into an interest rate swap agreement, effective on June 30, 2022, with Bank of America, N.A, which became effective on June 30, 2022. It has a $150 million notional value adjusted concurrently with scheduled principal payments made on the term loan and has a maturity date of June 30, 2027. Beginning in July 2022, we receive 1-month SOFR, and pay a fixed rate of interest of 2.815% on 1-month SOFR on a quarterly basis. The total interest rate in any period also includes an applicable margin based on our consolidated leverage ratio. In connection with the swap, no cash was exchanged between us and the counterparty.

We designated our interest rate swap as a cash flow hedge and structured it to be highly effective. Consequently, unrealized gains and losses related to the fair value of the interest rate swap are recorded to accumulate other comprehensive income (loss), net of tax.

As of December 31, 2025, the fair value of the interest rate swap was $0.9 million, a decrease of $2.1 million, net of any income tax effect, as compared to December 31, 2024. The fair value of the interest rate swap is included in other assets (current and long term) in our consolidated balance sheet while the increase in fair value is presented as unrealized loss in our consolidated statements of comprehensive income. The interest rate swap arrangement generated $2.0 million in interest savings for the 2025 Year.

Notes Payable and Deferred Payments Related to Acquisitions

We generally enter into various notes payable as a means of financing our acquisitions. Our present outstanding notes payable primarily relate to the acquisitions of a business or acquisitions of majority interests in such businesses. At December 31, 2025, our remaining outstanding balance on these notes aggregated $1.3 million, of which $0.8 million is payable in 2026, $0.4 million is payable in 2027 and less than $0.1 million is payable in 2028. Notes are generally payable in equal annual installments of principal over two years plus any accrued and unpaid interest. Interest accrues at various interest rates ranging from 4.5% to 8.5% per annum.

On September 30, 2025, together with a local partner, we acquired a two-clinic practice for a purchase price of $0.4 million, which was paid in cash. As part of this transaction, we agreed to additional consideration if future objectives are met. The contingent consideration was valued at less than $0.1 million as of December 31, 2025.

On July 31, 2025, we acquired a 60% equity interest in a three-clinic practice with the practice owners retaining a 40% equity interest. The purchase price for the 60% equity interest was approximately $7.9 million, of which $7.6 million was paid in cash and $0.3 million in the form of a note payable. The note accrues interest at 5.0% per annum and the principal and interest is payable on July 31, 2027. As part of this transaction, we agreed to additional consideration if future operational objectives are met. The contingent consideration was valued at $2.8 million as of December 31, 2025.

On April 30, 2025, we acquired an outpatient home-care physical and speech therapy practice through our 50%-owned subsidiary, Metro. After the transaction, our ownership interest is 40%, our local partners have a partnership interest of 40% and the practice's pre-acquisition owners have a 20% ownership interest. The purchase price for the 80% equity interest was approximately $2.3 million which was paid in cash. As part of this transaction, we agreed to additional consideration if future operational objectives are met. The maximum amount of additional contingent consideration due under this agreement is $1.8 million. The contingent consideration was valued at $1.0 million as of December 31, 2025.

On February 28, 2025, we acquired a 65% interest in a physical therapy practice with three clinic locations. The prior owners retained a 35% ownership interest. The purchase price for the 65% interest was approximately $3.8 million which was paid in cash. As part of this transaction, we agreed to additional consideration if future operational objectives are met. The maximum amount of additional contingent consideration due under this agreement is $1.3 million. The contingent consideration was valued at $0.5 million as of December 31, 2025.

On November 30, 2024, we acquired a 75% equity interest in an eight-clinic physical therapy practice. The owner of the practice retained 25% of the equity interests. The purchase price for the 75% equity interest was approximately $15.9 million, of which $15.7 million was paid in cash, and $0.2 million was in the form of a note payable. The note accrues interest at 5.0% per annum and the principal and interest is due and payable on December 1, 2026.

On October 31, 2024, we acquired a 50% interest in Metro pursuant to a Equity Interest Purchase Agreement (the "Purchase Agreement") dated October 7, 2024 among U.S. Physical Therapy, Ltd. (a subsidiary of the

Company), Metro, the members of Metro, and Michael G. Mayrsohn, as Sellers' Representative. We also became the managing member of Metro. We paid a purchase price of approximately $76.5 million, $75.0 million of which was funded by our cash on hand and the remaining $1.5 million through the issuance of 18,358 shares of the Company's common stock based on a trailing five-day average as of the day immediately prior to closing. The shares of the Company's common stock were issued in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act. The Purchase Agreement also included an earnout where the sellers can earn up to another $20.0 million of additional consideration if certain performance criteria relating to the Metro business are achieved. The value of the contingent consideration at December 31, 2025 was $7.4 million.

On August 31, 2024, we acquired a 70% equity interest in an eight-clinic practice physical therapy and the original practice owners retained a 30% equity interest. The purchase price for the 70% equity interest was approximately $2.0 million. As part of the transaction, we agreed to additional contingent consideration if future operational and financial objectives are met. The maximum amount of additional contingent consideration due under this agreement is $3.6 million. The contingent consideration was valued at $0.5 million on December 31, 2025.

On April 30, 2024, we acquired 100% of an IIP business through one of its primary IIP businesses, Briotix Health Limited Partnership, for a purchase price of approximately $24.0 million, of which $0.5 million was in the form of a note payable. The principal and the interest has been paid as of December 31, 2025. As part of the transaction, we agreed to additional contingent consideration if future operational objectives are met by the business. In August 2025, we paid $1.9 million in full settlement of the contingent consideration.

On March 29, 2024, we acquired a 50% equity interest in a nine-clinic physical therapy and hand therapy practice. The original owners of the practice retained the remaining 50%. The purchase price for the 50% equity interest was approximately $16.4 million, of which $0.5 million was in the form of a note payable. The note accrues interest at 4.5% per annum and the principal and the interest are payable on March 29, 2026. As part of the transaction, we agreed to additional contingent consideration if future operational and financial objectives are met. There is no maximum payout. In November 2025, we paid $2.5 million in full settlement of the contingent consideration.

On September 29, 2023, we acquired a 70% equity interest in a four-clinic physical therapy practice. The owner of the practice retained 30% of the equity interests. The purchase price for the 70% equity interest was approximately $6.0 million, of which $5.4 million was paid in cash, and $0.6 million was in the form of a note payable. The note accrues interest at 5.0% per annum and the principal and interest are payable in two installments. The first payment of principal and interest of $0.3 million was paid in January 2024, and the second installment of $0.3 million was due on September 30, 2025. The final payment of principal and interest of $0.3 million was paid in August 2025.

In a separate transaction, on September 29, 2023, we acquired a 70% equity interest in a single clinic physical therapy practice. The owner of the practice retained 30% of the equity interests. The purchase price for the 70% equity interest was approximately $7.8 million, of which $7.4 million was paid in cash and $0.4 million was a deferred payment. The $0.4 million deferred payment was paid in full in September 2025.

On July 31, 2023, we acquired a 70% equity interest in a five-clinic practice. The practice's owners retained a 30% equity interest. The purchase price for the 70% equity interest was approximately $2.1 million, of which $1.8 million was paid in cash and $0.3 million is a deferred payment that was due on June 30, 2025. The deferred payment was paid in full in August 2025.

On May 31, 2023, we and a local partner together acquired a 75% interest in a four-clinic physical therapy practice. After the transaction, our ownership interest is 45%, our local partner's ownership interest is 30%, and the practice's pre-acquisition owners have a 25% ownership interest. The purchase price for the 75% equity interest was approximately $3.1 million, of which $1.7 million was paid in cash by us, $1.1 million was paid in cash by the local partner, and $0.3 million was in the form of a note payable (of which $0.2 million was to be paid by us and $0.1 million was to be paid by the local partner). The note was paid in full on July 1, 2024.

On February 28, 2023, we acquired 80% interest in a one-clinic physical therapy practice. The practice's owners retained 20% of the equity interests. The purchase price for 80% equity interest was approximately $6.2 million, of which $5.8 million was paid in cash and $0.4 million in the form of a note payable. The note accrued interest at 4.5% per annum. The note was paid in full on February 28, 2025.

Redeemable Non-Controlling Interest

Certain of our limited partnership agreements and operating agreements provide that, upon the triggering events, we have a call right and the selling entity or individual has a put right for the purchase and sale of the limited partnership interest held by the partner. Once triggered, the put right and the call right do not expire, even upon an individual partner's death,` and contain no mandatory redemption feature. In addition, in certain of these limited partnership agreements and operating agreements, the selling entity or individual also has a put right that can be exercised after the passage of a designated period of time or upon a termination of employment. The purchase price of the underlying equity interest upon the exercise of either the put right or the call right is calculated per the terms of the respective agreements and classified as redeemable non-controlling interest (temporary equity) in our consolidated balance sheets. The fair value of the redeemable non-controlling interest at December 31, 2025 was $293.3 million.

Contractual Obligations

We have future obligations for debt repayments and associated interest payments as well as future minimum lease payments under our non-cancellable operating leases. The obligations as of December 31, 2025, are summarized as follows:

	Total	2026	2027	2028	2029	2030	Thereafter
				(In thousands)			
Company credit facility[1]	$161,750	$ 9,375	$152,375	$ —	$ —	$ —	$ —
Notes payable[2]	1,329	841	459	29	—	—	—
Interest expense on Term Facility and notes payable[3]	7,401	5,953	1,448	—	—	—	—
Operating leases[4]	205,452	58,482	46,622	34,327	23,752	15,008	27,261
	$375,932	$74,651	$200,904	$34,356	$23,752	$15,008	$27,261

(1) Amounts due under our Company's Senior Credit Facilities discussed above.

(2) Amounts due related to certain acquisitions discussed above.

(3) Interest on our Senior Credit Facility was estimated using the average outstanding balance for the respective periods and our effective interest rate on our Term Facility for the 2025 Year of 4.7%. Interest on our other debt was estimated using the stated rate in the debt agreement.

(4) Includes variable non-lease components, including but not limited to common area maintenance.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of our assets, liabilities, net sales and expenses, and disclosure of contingent assets and liabilities. Management bases estimates on historical experience and other assumptions it believes to be reasonable given the circumstances and evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies involve a higher degree of judgment and complexity. See Item 8, Note 2, Significant Accounting Policies, to our audited consolidated financial statements which are included elsewhere in this Annual Report on Form 10-K for a complete discussion of our significant accounting policies. The following reflect the significant estimates and judgments used in the preparation of our consolidated financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606. For ASC 606, there is an implied contract between the Company and the patient upon each patient visit. Separate contractual arrangements exist between the Company and third-party payors (e.g. insurers, managed care programs, government programs, workers' compensation) which establish the amounts the third parties pay on behalf of the patients for covered services rendered. While these agreements are not considered contracts with the customer, they are used for determining the transaction price for services provided to the patients covered by the third-party payors. The payor contracts do not indicate performance obligations for the Company but indicate reimbursement rates for patients who are covered by those payors when the services are provided. At that time, the Company is obligated to provide services for the reimbursement rates stipulated in the payor contracts. The execution of the contract alone does not indicate a performance obligation. For self-paying customers, the performance obligation exists when the Company provides the services at established rates. The difference between the Company's established rate and the anticipated reimbursement rate is accounted for as an offset to revenue—contractual allowance. Payments for services rendered are typically due 30 to 120 days after receipt of the invoice.

Patient revenue

Revenues are recognized in the period in which services are rendered. Net patient revenue consists of revenues from physical therapy and occupational therapy clinics that provide pre-and post-operative care and treatment for orthopedic related disorders, sports-related injuries, preventative care, rehabilitation of injured workers and neurological-related injuries. Net patient revenue (patient revenues less estimated contractual allowances – described below) is recognized at the estimated net realizable amounts from third-party payors, patients and others in exchange for services rendered when obligations under the terms of the contract are satisfied. There is an implied contract between us and the patient upon each patient visit. Separate contractual arrangements exist between us and third-party payors (e.g. insurers, managed care programs, government programs, and workers' compensation programs) which establish the amounts the third parties pay on behalf of the patients for covered services rendered. While these agreements are not considered contracts with the customer, they are used for determining the transaction price for services provided to the patients covered by the third-party payors. The payor contracts do not indicate performance obligations for us but indicate reimbursement rates for patients who are covered by those payors when the services are provided. At that time, we are obligated to provide services for the reimbursement rates stipulated in the payor contracts. The execution of the contract alone does not indicate a performance obligation. For self-paying customers, the performance obligation exists when we provide the services at established rates. The difference between our established rate and the anticipated reimbursement rate is accounted for as an offset to revenue—contractual allowance.

Other Revenues

Revenue derived from management agreements with physicians and hospitals is included in other revenue in the consolidated statements of net income. We do not have any ownership interest in these clinics. Typically, revenues are determined based on the number of visits conducted at the clinic and recognized at the point in time when services are performed. Costs, typically salaries for our employees, are recorded when incurred.

Revenues from the IIP business, which are included in other revenues in the consolidated statements of net income, are derived from onsite services we provide to clients' employees including injury prevention, rehabilitation, ergonomic assessments, and performance optimization. Revenue from the IIP business is recognized when obligations under the terms of the contract are satisfied. Revenues are recognized at an amount equal to the consideration we expect to receive in exchange for providing injury prevention services to our clients. The revenue is determined and recognized based on the number of hours and respective rate for services provided in a given period.

Additionally, other revenue includes services we provide on-site at locations such as schools and industrial worksites for physical or occupational therapy services, athletic trainers and gym membership fees. Contract terms and rates are agreed to in advance between us and the third parties. Services are typically performed over the contract period and revenue is recorded at the point of service. If the services are paid in advance, revenue is recorded as a contract liability over the period of the agreement and recognized at the point in time when the services are performed.

Management contract revenue, which is also included in other revenue, is derived from contractual arrangements whereby the Company manages a clinic for unrelated physician groups and hospitals. Typically, revenue is determined based on the number of visits conducted at the clinic and recognized at a point in time when services are performed. Costs, typically consisting of salaries, are recorded when incurred. Management contract revenue was $9.6 million for the year ended December 31, 2025 and $9.8 million for the year ended December 31, 2024.

Contractual Allowances

The allowance for estimated contractual adjustments is based on terms of payor contracts and historical collection and write-off experience. Contractual allowances result from the differences between the rates charged for services performed and expected reimbursements by both insurance companies and government-sponsored healthcare programs for such services. Medicare regulations and the various third-party payors and managed care contracts are often complex and may include multiple reimbursement mechanisms payable for the services provided in Company clinics. The Company estimates contractual allowances based on its interpretation of the applicable regulations, payor contracts and historical calculations. Each month the Company estimates its contractual allowance for each clinic based on payor contracts and the historical collection experience of the clinic and applies an appropriate contractual allowance reserve percentage to the gross accounts receivable balances for each payor of the clinic. Based on the Company's historical experience, calculating the contractual allowance reserve percentage at the payor level is sufficient to allow the Company to provide the necessary detail and accuracy with its collectability estimates. However, the services authorized, provided and related reimbursement are subject to interpretation that could result in payments that differ from the Company's estimates. Payor terms are periodically revised necessitating continual review and assessment of the estimates made by management. The Company's billing system does not capture the exact change in its contractual allowance reserve estimate from period to period. In order to assess the accuracy of its revenues, management regularly compares its cash collections to corresponding net revenues measured both in the aggregate and on a clinic-by-clinic basis. In the aggregate, historically the difference between net revenues and corresponding cash collections for any fiscal year has generally reflected a difference not exceeding 1.5% of net revenues. As a result, the Company believes that a change in the contractual allowance reserve estimate would not likely be more than 1.0% to 1.5% on any balance sheet date.

Provision for Credit Losses

We determine allowances for credit losses based on the specific agings of receivables and payor classifications at each clinic. The provision for credit losses is included in clinic operating costs in the statements of net income. Patient accounts receivable, which are stated at the historical carrying amount net of contractual allowances, write-offs and provision for credit losses, includes only those amounts we estimate to be collectible. Our provision for credit losses was 1.0% of total net revenue for each years ended December 31, 2025 and 2024, respectively. Management believes that this is reasonable because the majority of our payors consist of highly solvent, highly regulated, commercial insurance companies as well as government programs, including Medicare.

Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill represents the excess of the amount paid and fair value of the non-controlling interests over the fair value of the acquired business assets, which include certain identifiable intangible assets. Historically, goodwill has been derived from acquisitions and, prior to 2009, from the purchase of some or all of a particular local management's equity interest in an existing clinic. Effective January 1, 2009, if the purchase price of a non-controlling interest by the Company exceeds or is less than the book value at the time of purchase, any excess or shortfall is recognized as an adjustment to additional paid-in capital.

Goodwill and other indefinite-lived intangible assets are not amortized but are instead subject to periodic impairment evaluations. The fair value of goodwill and other identifiable intangible assets with indefinite lives are evaluated for impairment at least annually and upon the occurrence of certain events or conditions and are written down to fair value if considered impaired. These events or conditions include but are not limited to a significant adverse change in the business environment, regulatory environment, or legal factors; a current period operating, or cash flow loss combined with a history of such losses or a projection of continuing losses; or a sale or disposition of a significant portion of a reporting unit. The occurrence of one of these events or conditions could significantly impact an impairment assessment, necessitating an impairment charge. We evaluate indefinite-lived tradenames in conjunction with our annual goodwill impairment test.

Impairment of Goodwill, Other Indefinite-Lived Intangible Assets and Long-Lived Assets

We operate our business through two segments consisting of our physical therapy clinics and our IIP business. For purposes of goodwill impairment analysis, each of our segments is further broken down into reporting units. Reporting units within our physical therapy business comprise of regions primarily based on each clinic's location. In addition to the seven regions, in 2025 and 2024, the IIP business consisted of two reporting units.

As part of the impairment analysis, we are first required to assess qualitatively if we can conclude whether goodwill is more likely than not impaired. If goodwill is more likely than not impaired, we are then required to complete a quantitative analysis of whether a reporting unit's fair value is less than its carrying amount. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we consider relevant events or circumstances that affect the fair value or carrying amount of a reporting unit. We consider both the income and market approach in determining the fair value of its reporting units when performing a quantitative analysis.

An impairment loss generally would be recognized when the carrying amount of the net assets of a reporting unit, inclusive of goodwill and other identifiable intangible assets, exceeds the estimated fair value of the reporting unit.

Additionally, we review property and equipment and intangible assets with finite lives for impairment upon the occurrence of certain events or circumstances that indicate the related amounts may be impaired.

During the year-ended December 31, 2024, we recorded a non-cash impairment charge of $2.4 million related to assets held for sale. There was no non-cash impairment charge in 2025.

We will continue to monitor for any triggering events or other indicators of impairment.

Redeemable Non-Controlling Interest

The non-controlling interests that are reflected as redeemable non-controlling interest in our consolidated financial statements consist of those owners, including us, that have certain redemption rights, whether currently exercisable or not, and which currently, or in the future, require that we purchase or the owner sell the non-controlling interest held by the owner, if certain conditions are met and the owners request the purchase ("Put Right"). We also have a call right ("Call Right"). Most of the Put Rights or Call Rights may be triggered by the owner or us, respectively, at such time as both of the following events have occurred: 1) termination of the owner's employment, regardless of the reason for such termination, and 2) the passage of specified number of years after the closing of the transaction, typically three to five years, as defined in the limited partnership agreement. Other Put Rights may be triggered at the discretion of the owner after a set period of time has passed. The Put Rights and Call Rights are not automatic (even upon death) and require either the owner or us to exercise our rights when the conditions triggering the Put or Call Rights have been satisfied. The purchase price is derived at a predetermined formula based on a multiple of trailing twelve months earnings performance as defined in the respective limited partnership agreements.

On the date we acquire a controlling interest in a Subsidiary and the limited partnership agreement or operating agreement, as applicable, for such Subsidiary contains redemption rights not under our control, the fair value of the non-controlling interest is recorded in the consolidated balance sheet under the caption—*Redeemable non-controlling interest*. Then, in each reporting period thereafter until it is purchased by us, the redeemable non-controlling interest is adjusted to the greater of its then current redemption value or initial value, based on the predetermined formula defined in the respective limited partnership agreement. As a result, the value of the non-controlling interest is not adjusted below its initial value. We record any adjustment in the redemption value, net of tax, directly to retained earnings and not in the consolidated statements of net income. Although the adjustments are not reflected in the consolidated statements of net income, current accounting rules require that we reflect the adjustments, net of tax, in the earnings per share calculation. The amount of net income attributable to redeemable non-controlling interest owners is included in consolidated net income on the face of the consolidated statement of income. We believe the redemption value (i.e. the carrying amount) and fair value are the same.

Non-Controlling Interest

We recognize non-controlling interests, in which we have no obligation but the right to purchase the non-controlling interests, as equity in the consolidated financial statements separate from the parent entity's equity. The amount of net income attributable to non-controlling interests is included in consolidated net income on the face of the consolidated statements of net income. Operating losses are allocated to non-controlling interests even when such allocation creates a deficit balance for the non-controlling interest partner. When we purchase a non-controlling interest and the purchase differs from the book value at the time of purchase, any excess or shortfall is recognized as an adjustment to additional paid-in capital.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We maintain an interest rate swap arrangement which is considered a derivative instrument. Our indebtedness as of December 31, 2025, was the outstanding balance on our Senior Credit Facilities of $161.8 million and the outstanding balance of seller notes from our acquisitions of $1.3 million. The Revolving Facility within our Senior Credit Facilities has a balance of $30.5 million as of December 31, 2025, and is subject to fluctuating interest rates. A 1% change in the interest rate would yield an additional $0.3 million of interest expense. See Item 8, Note 11 to our audited consolidated financial statements.

[1] These are non-GAAP Measures. See below for the definition and reconciliation of non-GAAP measures to the most directly comparable GAAP measure.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND RELATED INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
U.S. Physical Therapy, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of U.S. Physical Therapy, Inc. (a Nevada corporation) and subsidiaries (the ''Company'') as of December 31, 2025 and 2024, the related consolidated statements of net income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the consolidated financial statements''). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (''PCAOB''), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (''COSO''), and our report dated February 27, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of Patient Revenue Net of Contractual Adjustments

As further discussed in Note 2 to the consolidated financial statements, revenues are recognized in the period in which services are rendered. Net patient revenues (patient revenues less estimated contractual adjustments) are recognized at the estimated net realizable amounts from third-party payors, patients and others in exchange for services rendered when obligations under the terms of the contract are satisfied. The Company has agreements with third-party payors that provide for payments at amounts different from its established rates. Each month the Company estimates its contractual adjustment for each clinic based on the terms of third-party payor contracts and the historical collection and write-off experience of the clinic and applies a contractual adjustment reserve percentage to the gross accounts receivable balances. The Company then performs a comparison of cash collections to corresponding net revenues for the prior twelve months. We identified the measurement of contractual adjustments as a critical audit matter.

The principal consideration for our determination that the measurement of contractual adjustments is a critical audit matter is that the estimate requires a high degree of auditor subjectivity in evaluating management's assumptions related to developing future collection patterns across the various clinic locations.

Our audit procedures related to the Company's measurement of contractual adjustments included the following, among others.

- We tested the design and operating effectiveness of controls relating to billing and cash collections, net rate trend analysis and cash collections versus net revenue trend analysis.

- For a sample of patient visits, we inspected and compared underlying documents for each transaction, which included gross billing rates and cash collected (net revenue).

- For a sample of patient visits, we traced gross billings and net revenue to net revenue recorded in the general ledger and to each report used in determining and assessing the contractual adjustment calculation.

- We compared cash collections to recorded net revenue for the twelve months period ended December 31, 2025 and again for the twelve-month period ended in the first month subsequent to period end, to identify whether there were unusual trends that would indicate that the usage of historical collection patterns would no longer be reasonable to predict future collection patterns.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2004.

Houston, TX
February 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
U.S. Physical Therapy, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of U.S. Physical Therapy, Inc. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated February 27, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Houston, Texas
February 27, 2026

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 35,570	$ 41,362
Patient accounts receivable, less provision for credit losses of $3,775 and $3,506, respectively	64,249	59,040
Accounts receivable - other	24,087	26,626
Other current assets	16,084	10,555
Total current assets	139,990	137,583
Fixed assets:		
Furniture and equipment	67,891	68,128
Leasehold improvements	58,985	51,105
Fixed assets, gross	126,876	119,233
Less accumulated depreciation and amortization	(91,225)	(87,093)
Fixed assets, net	35,651	32,140
Operating lease right-of-use assets	144,197	133,936
Investment in unconsolidated affiliate	12,275	12,190
Goodwill	692,392	667,152
Other identifiable intangible assets, net	172,861	179,311
Other assets	6,644	5,155
Total assets	$1,204,010	$1,167,467
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST, USPH SHAREHOLDERS' EQUITY AND NON-CONTROLLING INTEREST		
Current liabilities:		
Accounts payable - trade	$ 6,059	$ 5,936
Accrued expenses	80,982	59,513
Current portion of operating lease liabilities	42,134	39,835
Current portion of term loan and notes payable	9,865	10,999
Total current liabilities	139,040	116,283
Notes payable, net of current portion	417	903
Revolving facility	30,500	11,000
Term loan, net of current portion and deferred financing costs	121,677	130,627
Deferred taxes	28,391	29,465
Operating lease liabilities, net of current portion	110,572	101,868
Other long-term liabilities	3,214	18,275
Total liabilities	433,811	408,421
Redeemable non-controlling interest - temporary equity	293,311	269,025
Commitments and Contingencies		
U.S. Physical Therapy, Inc. ("USPH") shareholders' equity:		
Preferred stock, $0.01 par value, 500,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 20,000,000 shares authorized, 17,418,621 and 17,309,120 shares issued, respectively	174	172
Additional paid-in capital	285,522	290,321
Accumulated other comprehensive gain	714	2,799
Retained earnings	227,216	227,265
Treasury stock at cost, (2,296,059 and 2,214,737 shares at December 31, 2025 and 2024, respectively)	(37,194)	(31,628)
Total USPH shareholders' equity	476,432	488,929
Non-controlling interest - permanent equity	456	1,092
Total USPH shareholders' equity and non-controlling interest - permanent equity	476,888	490,021
Total liabilities, redeemable non-controlling interest, USPH shareholders' equity and non-controlling interest - permanent equity	$1,204,010	$1,167,467

The accompanying notes are an integral part of these Consolidated Financial Statements.

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF NET INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	For the Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Net patient revenue	650,429	$560,553	$514,556
Other revenue	130,561	110,792	90,246
Net revenue	780,990	671,345	604,802
Operating cost:			
Salaries and related costs	461,890	399,394	353,390
Rent, supplies, contract labor and other	140,431	118,910	108,596
Depreciation and amortization	21,059	17,853	14,960
Provision for credit losses	7,647	6,912	6,172
Clinic closure costs - lease and other	270	4,355	175
Total operating cost	631,297	547,424	483,293
Gross profit	149,693	123,921	121,509
Corporate office costs	69,260	58,290	51,953
(Gain) loss on change in fair value of contingent earn-out consideration	(6,244)	219	1,550
Impairment of goodwill and other intangible assets	—	—	17,495
Impairment on assets held for sale	—	2,418	—
Operating income	86,677	62,994	50,511
Other (expense) income			
Interest expense, debt and other	(9,459)	(8,015)	(9,303)
Interest income from investments	105	3,941	3,774
Change in revaluation of put-right liability	(1,322)	(82)	2,582
Equity in earnings of unconsolidated affiliate	1,477	1,014	955
Loss on sale of partnership	(123)	—	—
Relief Funds	—	—	467
Other	458	357	390
Total other expense	(8,864)	(2,785)	(1,135)
Income before taxes	77,813	60,209	49,376
Provision for income taxes	19,808	14,609	12,156
Net income	58,005	45,600	37,220
Less: Net income attributable to non-controlling interest:			
Redeemable non-controlling interest - temporary equity	(13,849)	(10,044)	(4,426)
Non-controlling interest - permanent equity	(4,573)	(4,132)	(4,555)
	(18,422)	(14,176)	(8,981)
Net income attributable to USPH shareholders	$ 39,583	$ 31,424	$ 28,239
Basic and diluted earnings per share attributable to USPH shareholders	$ 1.42	$ 1.84	$ 1.28
Shares used in computation - basic and diluted	15,175	15,064	14,188
Dividends declared per common share	$ 1.80	$ 1.76	$ 1.72

The accompanying notes are an integral part of these Consolidated Financial Statements.

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(IN THOUSANDS)

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Net income	$ 58,005	$ 45,600	$37,220
Other comprehensive income			
Unrealized (loss) gain on cash flow hedge	(2,838)	23	(1,642)
Tax effect at statutory rate (federal and state)	753	(6)	420
Comprehensive income	$ 55,920	$ 45,617	$35,998
Comprehensive income attributable to non-controlling interest	(18,422)	(14,176)	(8,981)
Comprehensive income attributable to USPH shareholders	$ 37,498	$ 31,441	$27,017

The accompanying notes are an integral part of these Consolidated Financial Statements.

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(IN THOUSANDS)

U.S. Physical Therapy, Inc.

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Gain	Retained Earnings	Treasury Stock		Total Shareholders' Equity	Non-Controlling Interests	Total
	Shares	Amount				Shares	Amount			
Balance January 1, 2023	15,216	$152	$110,317	$ 4,004	$232,948	(2,215)	$(31,628)	315,793	$ 1,260	317,053
Net income attributable to USPH shareholders	—	—	—	—	28,239	—	—	28,239	—	28,239
Net income attributable to non-controlling interest - permanent equity	—	—	—	—	—	—	—	—	4,555	4,555
Issuance of restricted stock, net of cancellations	70	—	—	—	—	—	—	—	—	—
Issuance of common stock, pursuant to the secondary public offering, net of issuance costs	1,916	20	163,626	—	—	—	—	163,646	—	163,646
Revaluation of redeemable non-controlling interest	—	—	—	—	(13,564)	—	—	(13,564)	—	(13,564)
Compensation expense - equity-based awards	—	—	7,236	—	—	—	—	7,236	—	7,236
Sale of non-controlling interest	—	—	—	—	—	—	—	—	4	4
Purchase of partnership interests - non-controlling interest	—	—	(83)	—	—	—	—	(83)	(36)	(119)
Dividends payable to USPH shareholders	—	—	—	—	(24,128)	—	—	(24,128)	—	(24,128)
Distributions to non-controlling interest partners - permanent equity	—	—	—	—	—	—	—	—	(4,567)	(4,567)
Deferred taxes related to redeemable non-controlling interest - temporary equity	—	—	—	—	587	—	—	587	—	587
Other comprehensive loss	—	—	—	(1,222)	(2)	—	—	(1,224)	—	(1,224)
Other	—	—	—	—	(308)	—	—	(308)	—	(308)
Balance December 31, 2023	17,202	$172	$281,096	$ 2,782	$223,772	(2,215)	$(31,628)	$476,194	$ 1,216	$477,410

U.S. Physical Therapy, Inc.

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Gain	Retained Earnings	Treasury Stock		Total Shareholders' Equity	Non-Controlling Interests	Total
	Shares	Amount				Shares	Amount			
Balance January 1, 2024	17,202	$172	$281,096	$2,782	$223,772	(2,215)	$(31,628)	476,194	$ 1,216	477,410
Net income attributable to USPH shareholders	—	—	—	—	31,424	—	—	31,424	—	31,424
Net income attributable to non-controlling interest - permanent equity	—	—	—	—	—	—	—	—	4,132	4,132
Issuance of restricted stock, net of cancellations	107	—	1,500	—	—	—	—	1,500	—	1,500
Revaluation of redeemable non-controlling interest	—	—	—	—	(4,964)	—	—	(4,964)	—	(4,964)
Compensation expense - equity-based awards	—	—	7,656	—	—	—	—	7,656	—	7,656
Sale of non-controlling interest	—	—	229	—	—	—	—	229	—	229
Purchase of partnership interests - non-controlling interest	—	—	(760)	—	—	—	—	(760)	(124)	(884)
Dividends payable to USPH shareholders	—	—	—	—	(26,540)	—	—	(26,540)	—	(26,540)
Distributions to non-controlling interest partners - permanent equity	—	—	—	—	—	—	—	—	(4,133)	(4,133)
Deferred taxes related to redeemable non-controlling interest - temporary equity	—	—	—	—	540	—	—	540	—	540
Other comprehensive gain	—	—	—	17	—	—	—	17	—	17
Transfer of compensation liability for certain stock issued pursuant to long-term incentive plans	—	—	600	—	—	—	—	600	—	600
Transfer of RNCI due to separation agreement	—	—	—	—	3,033	—	—	3,033	—	3,033
Other	—	—	—	—	—	—	—	—	1	1
Balance December 31, 2024	17,309	$172	$290,321	$2,799	$227,265	(2,215)	$(31,628)	$488,929	$ 1,092	$490,021

The accompanying notes are an integral part of these Consolidated Financial Statements.

U.S. Physical Therapy, Inc.

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock		Total Shareholders' Equity	Non-Controlling Interests	Total
	Shares	Amount				Shares	Amount			
Balance January 1, 2025	17,309	$172	$290,321	$ 2,799	$227,265	(2,215)	$(31,628)	$488,929	$ 1,092	$490,021
Net income attributable to USPH shareholders	—	—	—	—	39,583	—	—	39,583	—	39,583
Net income attributable to non-controlling interest - permanent equity	—	—	—	—	—	—	—	—	4,573	4,573
Issuance of restricted stock, net of cancellations	110	2	—	—	—	—	—	2	—	2
Revaluation of redeemable non-controlling interest	—	—	—	—	(24,521)	—	—	(24,528)	—	(24,528)
Compensation expense - equity-based awards	—	—	7,812	—	—	—	—	7,812	—	7,812
Sale of non-controlling interest	—	—	(76)	—	—	—	—	(76)	(26)	(102)
Dividends paid to USPH shareholders	—	—	—	—	(27,362)	—	—	(27,362)	—	(27,362)
Distributions to non-controlling interest partners - permanent equity	—	—	—	—	—	—	—	—	(4,499)	(4,499)
Deferred taxes related to redeemable non-controlling interest - temporary equity	—	—	—	—	11,998	—	—	11,998	—	11,998
Other comprehensive gain	—	—	—	(2,085)	—	—	—	(2,085)	—	(2,085)
Transfer of compensation liability for certain stock issued pursuant to long-term incentive plans	—	—	721	—	—	—	—	721	—	721
Purchase of non-controlling interest (permanent equity)	—	—	(7,836)	—	—	—	—	(7,836)	(307)	(8,143)
Transfer from non-controlling interest (permanent equity) to redeemable non-controlling interest (temporary equity)	—	—	(5,236)	—	—	—	—	(5,236)	(518)	(5,754)
Repurchase of common stock	—	—	—	—	—	(81)	(5,566)	(5,566)	—	(5,566)
Other	—	—	(184)	—	253	—	—	76	141	217
Balance December 31, 2025	17,419	$174	$285,522	$ 714	$227,216	(2,296)	$(37,194)	$476,432	$ 456	$476,888

The accompanying notes are an integral part of these Consolidated Financial Statements.

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
OPERATING ACTIVITIES			
Net income including non-controlling interest	$ 58,005	$ 45,600	$ 37,220
Adjustments to reconcile net income including non-controlling interest to net cash provided by operating activities:			
Depreciation and amortization	22,391	18,681	15,695
Provision for credit losses	7,647	6,912	6,172
Equity-based awards compensation expense	8,270	7,823	7,236
Amortization of debt issue costs	422	422	420
Change in deferred income taxes	11,406	5,365	4,490
Change in revaluation of put-right liability	1,322	82	(2,582)
Change in fair value of contingent earn-out consideration	(6,244)	219	1,550
Equity of earnings in unconsolidated affiliate	(1,477)	(1,014)	(955)
Loss on sale of clinics and fixed assets	383	836	166
Loss on sale of partnership	123	—	—
Impairment of goodwill and other intangible assets	—	—	17,495
Impairment of assets held for sale	—	2,418	—
Changes in operating assets and liabilities:			
Patient accounts receivable, net	(11,955)	(5,346)	(5,645)
Accounts receivable - other	2,895	(6,548)	(356)
Other current and long term assets	(10,418)	(818)	(197)
Accounts payable and accrued expenses	(7,798)	1,713	15
Other long-term liabilities	86	(1,405)	1,254
Net cash provided by operating activities	75,058	74,940	81,978
INVESTING ACTIVITIES			
Purchase of fixed assets	(14,071)	(9,186)	(9,294)
Purchase of majority interest in businesses, net of cash acquired	(15,674)	(133,087)	(26,582)
Purchase of redeemable non-controlling interest, temporary equity	(9,917)	(8,052)	(10,986)
Purchase of non-controlling interest, permanent equity	(273)	(1,004)	(281)
Proceeds on sale of non-controlling interest, permanent equity	30	26	102
Repayment of notes receivable related to sales of redeemable non-controlling interest	531	551	510
Proceeds on sale of partnership interest - redeemable non-controlling interest, temporary equity	186	79	875
Distributions from unconsolidated affiliate	1,411	1,080	830
Proceeds on sale of partnership interest, clinics and fixed assets	700	—	—
Other	364	143	(189)
Net cash used in investing activities	(36,713)	(149,450)	(45,015)
FINANCING ACTIVITIES			
Proceeds from issuance of common stock pursuant to the secondary public offering, net of issuance costs	—	—	163,646
Proceeds from revolving facility	189,500	19,000	24,000
Distributions to non-controlling interest, permanent and temporary equity	(19,269)	(14,711)	(16,100)
Cash dividends paid to shareholders	(27,362)	(26,540)	(24,128)
Payments on revolving facility	(170,000)	(8,000)	(55,000)
Payments on term loan	(9,375)	(3,750)	(3,750)
Cash used for the repurchase of common stock	(5,566)	—	—
Principal payments on notes payable	(2,065)	(2,952)	(4,400)
Net cash (used in) provided by financing activities	(44,137)	(36,953)	84,268
Net (decrease) increase in cash and cash equivalents	(5,792)	(111,463)	121,231
Cash and cash equivalents - beginning of period	41,362	152,825	31,594
Cash and cash equivalents - end of period	$ 35,570	$ 41,362	$152,825

The accompanying notes are an integral part of these Consolidated Financial Statements.

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:			
Income taxes	$14,348	$ 4,823	$4,926
Interest paid	9,431	7,209	8,655
Non-cash investing and financing transactions during the period:			
Purchase of businesses - seller financing portion	300	2,060	1,815
Liabilities assumed associated with a purchase of a business	—	670	524
Fair market value of initial contingent consideration related to purchase of businesses	5,292	17,672	200
Notes payable related to purchase of redeemable non-controlling interest, temporary equity	173	71	1,087
Payable related to the purchase of redeemable non-controlling interest, temporary equity	3,934	—	—
Offset to notes receivable associated with purchase of redeemable non-controlling interest	358	726	—
Notes receivable related to sale of redeemable non-controlling interest	—	1,890	4,136
Notes payable related to the purchase of non-controlling interest, permanent equity	—	—	200
Payable related to the purchase of non-controlling interest, permanent equity	8,144	—	—
Notes receivable related to the sale of non-controlling interest, permanent equity	73	282	458
Issuance of restricted stock related to purchase of business	—	1,500	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

1. Organization, Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of U.S. Physical Therapy, Inc., its subsidiaries, and variable interest entities for which the Company has determined it is the primary beneficiary (the "Company"). All significant intercompany transactions and balances have been eliminated.

The Company operates its business through two reportable business segments. The Company's reportable segments include the physical therapy operations segment and the industrial injury prevention services ("IIP") segment. The Company's physical therapy operations consist of physical therapy and occupational therapy clinics that provide pre-and post-operative care and treatment for orthopedic-related disorders, sports-related injuries, preventive care, rehabilitation of injured workers and neurological injuries. Services provided by the IIP segment include onsite injury prevention and rehabilitation, performance optimization and ergonomic assessments.

During the last three years, the Company completed the acquisitions of the following clinic practices and IIP businesses detailed below:

Acquisition	Date	% Interest Acquired	Number of Clinics
July 2025 Acquisition	July 31, 2025	60%	3
April 2025 Acquisition	April 30, 2025	40%*	**
February 2025 Acquisition	February 28, 2025	65%	3
November 2024 Acquisition	November 30, 2024	75%	8
October 2024 Acquisition	October 31, 2024	50%	50
August 2024 Acquisition	August 31, 2024	70%	8
April 2024 Acquisition	April 30, 2024	***	****
March 2024 Acquisition	March 29, 2024	50%	9
October 2023 Acquisition	October 31, 2023	*****	****
September 2023 Acquisition 1	September 29, 2023	70%	4
September 2023 Acquisition 2	September 29, 2023	70%	1
July 2023 Acquisition	July 31, 2023	70%	7
May 2023 Acquisition	May 31, 2023	45%	4
February 2023 Acquisition	February 28, 2023	80%	1

---

* On April 30, 2025, the Company acquired an outpatient home care practice that provides speech and occupational therapy through its 50% owned subsidiary MSO Metro LLC. ("Metro"). After the transaction, the Company's ownership interest is 40%, the local partners have an ownership interest of 40% and the practice's preacquisition owners have a 20% ownership interest.

** Home-care business

*** On April 30, 2024, one of our primary IIP businesses, Briotix Health Limited Partnership, acquired 100% of an IIP business.

**** IIP business

***** On October 31, 2023, we concurrently acquired 100% of an IIP business and a 55% equity interest in an ergonomics software business ("October 2023 Acquisition").

Besides the multi-clinic acquisitions referenced in the table above, during 2025, 2024, and 2023 we purchased the assets and businesses of fourteen, eight and nine physical therapy clinics, respectively, which were tucked into larger partnerships in separate transactions.

In May 2023, the Company completed a secondary offering of 1,916,667 shares of its common stock at an offering price of $90.00 per share. Upon completion of the offering, the Company received net proceeds of approximately $163.6 million, after deducting an underwriting discount of $8.6 million and recognizing related fees and expenses of $0.2 million. A portion of the net proceeds was used to repay the $35.0 million then outstanding under the Company's credit facility while the remainder was used primarily for additional acquisitions.

2. Significant Accounting Policies

Cash Equivalents

The Company maintains its cash and cash equivalents at financial institutions. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The combined account balances at several institutions typically exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes that this risk is not significant.

Long-Lived Assets

Fixed assets are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Estimated useful lives for furniture and equipment range from three to eight years and for software purchased from three to seven years. Leasehold improvements are amortized over the shorter of the related lease term or estimated useful lives of the assets, which is generally three to five years.

Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill represents the excess of the amount paid and fair value of the non-controlling interests over the fair value of the acquired business assets, which include certain identifiable intangible assets. Historically, goodwill has been derived from acquisitions and, prior to 2009, from the purchase of some or all of a particular local management's equity interest in an existing clinic. Effective January 1, 2009, if the purchase price of a non-controlling interest by the Company exceeds or is less than the book value at the time of purchase, any excess or shortfall is recognized as an adjustment to additional paid-in capital.

Goodwill and other indefinite-lived intangible assets are not amortized but are instead subject to periodic impairment evaluations. The fair value of goodwill and other identifiable intangible assets with indefinite lives are evaluated for impairment at least annually and upon the occurrence of certain events or conditions and are written down to fair value if considered impaired. These events or conditions include but are not limited to a significant adverse change in the business environment, regulatory environment, or legal factors; a current period operating, or cash flow loss combined with a history of such losses or a projection of continuing losses; or a sale or disposition of a significant portion of a reporting unit. The occurrence of one of these events or conditions could significantly impact an impairment assessment, necessitating an impairment charge. The Company evaluates indefinite-lived tradenames in conjunction with our annual goodwill impairment test and upon the occurrence of certain events and conditions mentioned above.

Impairment of Goodwill, Other Indefinite-Lived Intangible Assets and Long-Lived Assets

The Company operates its business through two segments consisting of physical therapy clinics and an IIP business. For purposes of goodwill impairment analysis, our operating segments are further disaggregated into reporting units. Reporting units within our physical therapy business are comprised of seven regions, which are primarily based on each clinic's geographic location and are consistent with the manner in which management organizes operations and evaluates performance. In addition to the seven regions in 2025 and 2024 and six regions in 2023, the IIP business consisted of two reporting units for 2025, 2024 and 2023.

As part of the impairment analysis, the Company is first required to assess qualitatively if it can conclude whether goodwill is more likely than not impaired. If goodwill is more likely than not impaired, it is then required to complete a quantitative analysis of whether a reporting unit's fair value is less than its carrying amount. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company considers relevant events or circumstances that affect the fair value or carrying amount of a reporting unit. The Company considers both the income and market approach in determining the fair value of its reporting units when performing a quantitative analysis.

An impairment loss generally would be recognized when the carrying amount of the net assets of a reporting unit, inclusive of goodwill and other identifiable intangible assets, exceeds the estimated fair value of the reporting unit.

Additionally, the Company reviews property and equipment and intangible assets with finite lives for impairment upon the occurrence of certain events or circumstances that indicate the related amounts may be impaired.

No impairment charges were recognized in 2025. The Company recorded a non-cash impairment charge of $2.4 million related to assets held-for-sale (described in *Note 7*, *Assets Held for Sale*), of which $1.6 million was attributed to referral relationships, $0.5 million was attributed to tradename and $0.3 million was attributed to other assets, during the year ended December 31, 2024, and a non-cash impairment charge of $17.5 million, of which $15.8 million of goodwill and $1.7 million of tradename, during the year ended December 31, 2023. The impairment charge during the year ended December 31, 2023 was related to a reporting unit in the IIP business as a result of a change in the reporting unit's current and projected operating income as well as various market inputs based on current market conditions.

The Company will continue to monitor for any triggering events or other indicators of impairment.

Variable interest entities

A variable interest entity ("VIE") is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support, or is structured such that its equity holders do not have power over the activities of the entity; have voting rights, as a group, that are not proportionate to their economic interests; or are not exposed to the residual losses or benefits of the entity.

At the inception of a contractual agreement, the Company determines whether it holds a variable interest in a legal entity that is a VIE and whether it is the primary beneficiary of the VIE. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. If the Company concludes it is the primary beneficiary of a VIE, the Company consolidates the accounts of that VIE. The Company regularly reviews and reconsiders previous conclusions regarding whether the Company holds a variable interest in a potential VIE, the status of an entity as a VIE, and whether it is the primary beneficiary of a VIE.

Investment in unconsolidated affiliates

Investments in unconsolidated affiliates, in which the Company has less than a controlling interest, are accounted for under the equity method of accounting and, accordingly, are adjusted for capital contributions, distributions and the Company's equity in net earnings or loss of the respective joint venture.

Redeemable Non-Controlling Interest

The non-controlling interest that is reflected as redeemable non-controlling interest in the consolidated financial statements consists of those in which the owners and the Company have certain redemption rights, whether currently exercisable or not, and which currently, or in the future, require that the Company purchase or the owner sell the non-controlling interest held by the owner, if certain conditions are met. The purchase price is derived at a predetermined formula based on a multiple of trailing twelve months earnings performance as defined in the respective limited partnership agreements. Most of these redemption rights can be triggered by the owner or the Company at such time as both of the following events have occurred: 1) termination of the owner's employment, regardless of the reason for such termination, and 2) the passage of specified number of years after the closing of the transaction, typically three to five years, as defined in the limited partnership agreement. Other redemption rights can be triggered by the owner after the passage of a certain period of time. The redemption rights are not automatic or mandatory (even upon death) and require either the owner or the Company to exercise its rights when the conditions triggering the redemption rights have been satisfied.

On the date the Company acquires a controlling interest in a partnership, and the limited partnership agreement for such partnership contains redemption rights not under the control of the Company, the fair value of the non-controlling interest is recorded in the consolidated balance sheet under the caption—Redeemable non-controlling interest – temporary equity. Then, in each reporting period thereafter until it is purchased by the Company, the redeemable non-controlling interest is adjusted to the greater of its then current redemption value or initial carrying value, based on the predetermined formula defined in the respective limited partnership agreement. As a result, the value of the non-controlling interest is not adjusted below its initial carrying value. The Company records any adjustment in the redemption value, net of tax, directly to retained earnings and are not reflected in the consolidated statements of net income. Although the adjustments are not reflected in the consolidated statements of net income, current accounting rules require that the Company reflects the adjustments, net of tax, in the earnings per share calculation. The amount of net income attributable to redeemable non-controlling interest owners is included in consolidated net income on the face of the consolidated statements of net income. Management believes the redemption value (i.e. the carrying amount) and fair value are the same.

Non-Controlling Interest

The Company recognizes non-controlling interest, in which the Company has no obligation but the right to purchase the non-controlling interest, as permanent equity in the consolidated financial statements separate from the parent entity's equity. The amount of net income attributable to non-controlling interests is included in consolidated net income on the face of the statements of net income. Changes in a parent entity's ownership interest in a subsidiary that do not result in deconsolidation are treated as equity transactions if the parent entity retains its controlling financial interest. The Company recognizes a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the non-controlling equity investment on the deconsolidation date.

When the purchase price of a non-controlling interest by the Company exceeds the book value at the time of purchase, any excess or shortfall is recognized as an adjustment to additional paid-in capital. Additionally, operating losses are allocated to non-controlling interests even when such allocation creates a deficit balance for the non-controlling interest partner.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606. For ASC 606, there is an implied contract between us and the patient upon each patient visit. Separate contractual arrangements exist between us and third-party payors (e.g. insurers, managed care programs, government programs, workers' compensation) which establish the amounts the third parties pay on behalf of the patients for covered services rendered. While these agreements are not considered contracts with the customer, they are used for determining the transaction price for services provided to the patients covered by the third-party payors. The payor contracts do not indicate performance obligations for us but indicate reimbursement rates for patients who are covered by those payors when the services are provided. At that time, the Company is obligated to provide services for the reimbursement rates stipulated in the payor contracts. The execution of the contract alone does not indicate a performance obligation. For self-paying customers, the performance obligation exists when we provide the services at established rates. The difference between the Company's established rate and the anticipated reimbursement rate is accounted for as an offset to revenue—contractual allowance. Payments for services rendered are typically due 30 to 120 days after receipt of the invoice.

Patient revenue

Net patient revenue consists of revenues for physical therapy and occupational therapy clinics that provide pre-and post-operative care and treatment for orthopedic related disorders, sports-related injuries, preventative care, rehabilitation of injured workers and neurological-related injuries. Net patient revenues (patient revenues less estimated contractual adjustments, see – *Contractual Adjustments*, for additional information) are recognized at the estimated net realizable amounts from third-party payors, patients and others in exchange for services rendered when obligations under the terms of the contract are satisfied. There is an implied contract between us and the patient upon each patient visit. Generally, this occurs as the Company (or a physical therapist owned practice managed by the Company) provides physical and occupational therapy services, as each service provided is distinct and future services rendered are not dependent on previously rendered services. The Company has agreements with third-party payors that provide payments to the Company at amounts different from its established rates.

Other Revenue

Revenue from the IIP business, which is included in other revenue in the consolidated statements of net income, is derived from onsite services the Company provides to clients' employees including injury prevention, rehabilitation, ergonomic assessments, post-offer employment testing and performance optimization. Revenue from the Company's IIP business is recognized when obligations under the terms of the contract are satisfied. Revenues are recognized at an amount equal to the consideration the company expects to receive in exchange for providing injury prevention services to its clients. The revenue is determined and recognized based on the number of hours and respective rate for services provided in a given period.

Revenue from management agreements with third-party physicians and hospitals, which is also included in other revenue, is derived from contractual arrangements whereby the Company manages a clinic for third party physicians and hospitals. The Company does not have any ownership interest in these clinics. Typically, revenue is determined based on the number of visits conducted at the clinic and recognized at a point in time when services are performed. Costs, typically salaries for the Company's employees, are recorded when incurred. Management contract revenue was $9.6 million, $9.8 million, and $8.6 million for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, respectively.

Additionally, other revenue from physical therapy operations includes services the Company provides on-site at locations such as schools and industrial worksites for physical or occupational therapy services, athletic trainers and gym membership fees. Contract terms and rates are agreed to in advance between the Company and the third parties. Services are typically performed over the contract period and revenue is recorded at the point of service. If the services are paid in advance, revenue is recorded as a contract liability over the period of the agreement and recognized at the point in time, when the services are performed.

Contractual Allowances

The allowance for estimated contractual adjustments is based on terms of payor contracts and historical collection and write-off experience. Contractual allowances result from the differences between the rates charged for services performed and expected reimbursements by both insurance companies and government sponsored healthcare programs for such services. Medicare regulations and the various third-party payors and managed care contracts are often complex and may include multiple reimbursement mechanisms payable for the services provided in Company clinics. The Company estimates contractual allowances based on its interpretation of the applicable regulations, payor contracts and historical calculations. Each month the Company estimates its contractual allowance for each clinic based on payor contracts and the historical collection experience of the clinic and applies an appropriate contractual allowance reserve percentage to the gross accounts receivable balances for each payor of the clinic. Based on the Company's historical experience, calculating the contractual allowance reserve percentage at the payor level is sufficient to allow the Company to provide the necessary detail and accuracy with its collectability estimates. However, the services authorized and provided and related reimbursement are subject to interpretation that could result in payments that differ from the Company's estimates. Payor terms are periodically revised necessitating continual review and assessment of the estimates made by management. The Company's billing system does not capture the exact change in its contractual allowance reserve estimate from period to period in order to assess the accuracy of its revenues and hence its contractual allowance reserves. Management regularly compares its cash collections to corresponding net revenues measured both in the aggregate and on a clinic-by-clinic basis. In the aggregate, historically the difference between net revenues and corresponding cash collections for any fiscal year has generally reflected a difference not exceeding 1.5% of net revenues.

Provision for Credit Losses

The Company determines allowances for credit losses based on the specific agings and payor classifications at each clinic. The provision for credit losses is included in operating costs in the consolidated statements of net income. Patient accounts receivable, which are stated at the historical carrying amount net of contractual allowances, write-offs and provision for credit losses, includes only those amounts the Company estimates to be collectible. The Company's accounts receivable balance, less provision for credit losses was $64.2 million as of December 31, 2025, $59.0 million as of December 31, 2024 and $51.8 million as of December 31, 2023.

Leases

We account for leases in accordance with ASC 842 - Leases which requires certain leases to be recognized on the balance sheet.

The Company evaluates whether a contract is or contains a lease at the inception of the contract. Upon lease commencement, the date on which a lessor makes the underlying asset available to the Company for use, the Company classifies the lease as either an operating or finance lease. Most of the Company's facility leases are classified as operating leases.

A right-of-use asset represents the Company's right to use an underlying asset for the lease term while the lease liability represents an obligation to make lease payments arising from a lease. Right-of-use assets and lease liabilities are measured at the present value of the remaining fixed lease payments at lease commencement. As most of the Company's leases do not specify an implicit rate, the Company uses its incremental borrowing rate, which coincides with the lease term at the commencement of a lease, in determining the present value of its remaining lease payments. The Company's operating lease terms are generally five years or less. The Company's leases may also specify extension or termination clauses; these options are factored into the measurement of the lease liability when it is reasonably certain that the Company will exercise the option. Operating fixed lease expense is recognized on a straight-line basis over the lease term. Variable lease payment amounts that cannot be determined at the commencement of the lease such as increases in lease payments based on changes in index rates or usage are not included in the right-of-use assets or operating lease liabilities. These are expensed as incurred and recorded as variable lease expense. These variable lease payment amounts include, but are not limited to, taxes, insurance, utilities, common area maintenance, and other operating costs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount to be recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The CARES Act includes changes to certain tax law related to net operating losses and the deductibility of interest expense and depreciation. ASC 740, Income Taxes requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. The legislation had no effect on the Company's deferred income taxes and current income taxes payable during the years ended December 31, 2025, 2024 and 2023.

The Company records interest or penalties in interest and other expense, in the consolidated statements of net income. The Company did not have any interest or penalties in each of the years ended December 31, 2025, 2024 and 2023.

On July 4, 2025, the President signed H.R. 1, the One Big Beautiful Bill Act, into law. The legislation did not have a material impact on the Company's income tax expense for the year ended December 31, 2025, nor did it materially change the Company's effective income tax rate for 2025. The Company will continue to evaluate interpretive guidance and any incremental impacts in subsequent periods.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation at the measurement date.

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.
- Level 3 – Unobservable inputs based on the Company's own assumptions.

The carrying amounts reported in the balance sheets for cash and cash equivalents, contingent earn-out payments, accounts receivable, accounts payable and notes payable approximate their fair values due to the short-term maturity of these financial instruments. The carrying amount under the Credit Agreement approximates the fair value due to the proximity of the debt issue date and the balance sheet date and the variable component of interest on debt. The interest rate on the Credit Agreement is variable and is based, at the Company's election, on either the Secured Overnight Financing Rate ("SOFR") or the prime rate, in each case plus an applicable margin.

The put right allows the current owners of an IIP business to sell up to 94% of their equity interests to the Company. The put right represents a derivative liability and is measured at fair value on a recurring basis using Level 3 inputs. Gains or losses from the remeasurement of this liability are recognized in the income statement as a component of other income (expense).

The put right was valued at approximately $2.3 million and $1.0 million on December 31, 2025 and 2024, respectively, and is included in Other long-term liabilities in the Company's consolidated balance sheets.

In determining the value of the put right as of December 31, 2025 and 2024, the Company used a Monte Carlo simulation model utilizing the following unobservable inputs: (i) the current estimated market value of the equity interests (ii) expected volatility based on observable trading history of peer companies and (iii) discount rate. The estimated market value of the equity interests was $68.4 million and $38.2 million as of December 31, 2025 and December 31, 2024, respectively. The expected volatility was 20% for both December 31, 2025 and 2024. The discount rate used in the Monte Carlo simulation was 10.91% and 11.59% as of December 31, 2025, and 2024 respectively.

The holders of the put right may first exercise this right beginning in January 2027. Whether the holders exercise the put right is outside of the Company's control. If the put right is exercised, the Company is required to purchase a designated portion of the separate company's equity interests at a purchase price based on the separate business' historical earnings, multiplied by the EBITDA multiple expressed in the agreement, and multiplied again by the percentage of equity interests subject to the put right. If the put right were to be exercised at December 31, 2025, it is estimated that the Company would pay $52.4 million for an 80% stake in the business. Because the formula in the put right uses a pre-determined multiple of the separate business' historical earnings, the resulting purchase price may vary compared to the fair value of such equity interests at the time of exercise.

The valuation of the Company's interest rate derivative is measured as the present value of all expected future cash flows based on SOFR-based yield curves. The present value calculation uses discount rates that have been adjusted to reflect the credit quality of the Company and its counterparty which is a Level 2 fair value measurement. The fair value of the interest rate swap on December 31, 2025, was $0.9 million, of which $0.7 million has been included within other current assets and $2.0 million has been included in other assets in the accompanying Consolidated Balance Sheet. The impact of the interest rate swap on the accompanying Consolidated Statements of Comprehensive Income was an unrealized loss of $2.1 million, net of tax for the year December 31, 2025, and an unrealized gain of $0.1 million, net of tax, for the year ended December 31, 2024.

The consideration for some of the Company's acquisitions includes future payments that are contingent upon the occurrence of future operational objectives being met. The Company estimates the fair value of contingent consideration obligations through valuation models designed to estimate the probability of such contingent payments based on various assumptions and incorporating estimated success rates. These fair value measurements are based on significant inputs not observable in the market. Substantial judgment is employed in determining the appropriateness of these assumptions as of the acquisition date and for each subsequent period. Accordingly, changes in assumptions could have a material impact on the amount of contingent consideration expense the Company records in any given period. The Company determined the fair value of its contingent consideration obligations to be $12.3 million and $17.6 million on December 31, 2025, and 2024, respectively.

The redemption value of redeemable non-controlling interests approximates the fair value. See Note 6 for the changes in the fair value of redeemable non-controlling interest.

Segment Reporting

Operating segments are components of an enterprise for which separate financial information is available that is evaluated regularly by chief operating decision makers in determining the allocation of resources and in assessing performance. The Company currently operates through two segments: physical therapy operations and industrial injury prevention services.

Use of Estimates

In preparing the Company's consolidated financial statements, management makes certain estimates and assumptions, especially in relation to, but not limited to, goodwill impairment, tradenames, allocations of purchase price, allowance for receivables, tax provision and contractual allowances, that affect the amounts reported in the consolidated financial statements and related disclosures. Actual results may differ from these estimates.

Self-Insurance Program

The Company utilizes a self-insurance plan for its employee group health and dental insurance coverage administered by a third party. Predetermined loss limits have been arranged with the insurance company to minimize the Company's maximum liability and cash outlay. Accrued expenses include the estimated incurred but unreported costs to settle unpaid claims and estimated future claims. The management believes that the current accrued amounts are sufficient to pay claims arising from self-insurance claims incurred through December 31, 2025.

Restricted Stock

Restricted stock issued to employees and directors is subject to continued employment or continued service on the board, respectively. Generally, restrictions on the stock granted to employees lapse in equal annual installments on the following four anniversaries of the date of grant. For those shares granted to directors, the restrictions will lapse in equal quarterly installments during the first year after the date of grant. For those granted to officers and senior management, the restriction will lapse in equal quarterly installments during the four years following the date of grant. Compensation expense for grants of restricted stock is recognized based on the fair value per share on the date of grant amortized over the vesting period. The Company recognizes any forfeitures as they occur. The restricted stock issued is included in basic and diluted shares for the earnings per share computation.

Reclassification of Prior Period Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Recently Adopted Accounting Guidance

On July 4, 2025, the President signed H.R. 1, the One Big Beautiful Bill Act, into law. The legislation did not have a material impact on the Company's income tax expense for the year ended December 31, 2025, nor did it materially change the Company's effective income tax rate for 2025.

On December 14, 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disclosure on an annual basis, a tabular reconciliation, including both amount and percentage of specific categories of the effective tax rate reconciliation, including state and local income taxes (net of Federal taxes), foreign taxes, effects of changes in tax laws and regulations, effects of cross-border tax laws, tax credits, changes in valuation allowances, nontaxable and nondeductible items and changes in unrecognized tax benefits. Additional disclosures are required for certain items exceeding five percent of income from continuing operations multiplied by the statutory income tax rate. The standard also requires disclosure of income taxes paid between Federal, state and foreign jurisdictions, including further disaggregation of those payments exceeding five percent of the total income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, and early adoption is permitted. The Company adopted this standard as of January 1, 2025, utilizing the prospective application as permitted in the standard and has included all required disclosures with this Form 10-K for the year ended December 31, 2025. See Note 14 for further information on the Company's income taxes.

Recently Accounting Guidance Not Yet Adopted

In November 2024, FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)*, which is intended to improve the disclosures of expenses by providing more detailed information about the types of expenses in commonly presented expense captions. The ASU requires entities to disclose the amounts of purchases of inventory, employee compensation, depreciation and intangible asset amortization included in each relevant expense caption; as well as a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. The amendment also requires disclosure of the total amount of selling expense and, in annual reporting periods, an entity's definition of selling expenses.

The ASU is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027; however early adoption is permitted. The ASU can be applied either prospectively or retrospectively. The Company is currently reviewing the impact that ASU 2024-03 will have on the disclosures in our consolidated financial statements.

3. Earnings Per Share

Basic and diluted earnings per share is computed using the two-class method, which is an earnings allocation method that determines earnings per share for common shares and participating securities. The restricted stock the Company grants are participating securities containing non-forfeitable rights to receive dividends. Accordingly, any unvested shares of restricted stock is included in the basic and diluted earnings per share computation. Additionally, in accordance with current accounting guidance, the revaluation of redeemable non-controlling interest (see *Note* 6 *Redeemable Non-Controlling Interest*), net of tax, charged directly to retained earnings is included in the earnings per basic and diluted share calculation. We compute basic and diluted earnings per common share by dividing net earnings by the respective weighted average number of common shares outstanding for the periods presented.

The table below shows the calculation of basic and diluted earnings for the periods presented. The Company's improved performance during the twelve months ended December 31, 2025, increased the value of redeemable non-controlling interests by $24.5 million, which reduced earnings per share.

	For the Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
	(In thousands, except per share data)		
Computation of earnings per share - USPH shareholders:			
Net income attributable to USPH shareholders	$ 39,583	$31,424	$ 28,239
Charges to retained earnings:			
Revaluation of redeemable non-controlling interest	(24,521)	(4,964)	(13,565)
Tax effect at statutory rate (federal and state)	6,510	1,268	3,466
	$ 21,572	$27,728	$ 18,140
Earnings per share (basic and diluted)	$ 1.42	$ 1.84	$ 1.28
Shares used in computation:			
Basic and diluted earnings per share - weighted-average shares	15,175	15,064	14,188

4. Acquisitions of Businesses

The Company's strategy is to continue acquiring and managing multi-clinic outpatient physical therapy practices, to develop outpatient physical therapy clinics as satellites in existing partnerships and to continue acquiring companies that provide and serve the IIP sector. The consideration paid for each acquisition is derived through arm's length negotiations and funded through working capital, borrowings under the Company's revolving credit facilities or proceeds from the secondary offering discussed in Note 1.

The finalized purchase prices plus the fair value of the non-controlling interests for the acquisitions in 2024 and 2023 were allocated to the fair value of the assets acquired, inclusive of identifiable intangible assets, i.e. trade names, referral relationships and non-compete agreements, and liabilities assumed based on the fair values at the acquisition date, with the amount exceeding the fair values being recorded as goodwill. For the acquisitions in 2025, the Company is in the process of completing its formal valuation analysis to identify and determine the fair value of tangible and identifiable intangible assets acquired and the liabilities assumed. Thus, the final allocation of the purchase price may differ from the preliminary estimates used at December 31, 2025 based on additional information obtained and completion of the valuation of the identifiable intangible assets. Changes in the estimated valuation of the tangible assets acquired, the completion of the valuation of identifiable intangible assets and the completion by the Company of the identification of any unrecorded pre-acquisition contingencies, where the liability is probable and the amount can be reasonably estimated, will likely result in adjustments to goodwill. The Company does not expect the adjustments to be material.

During 2025, 2024 and 2023, the Company acquired a majority interest in the following businesses:

2025 Acquisitions

Acquisition	Date	% Interest Acquired	Number of Clinics
July 2025 Acquisition	July 31, 2025	60%	3
April 2025 Acquisition	April 30, 2025	40%**	*
February 2025 Acquisition	February 28, 2025	65%	3

_____

* Home-care business

** On April 30, 2025, the Company acquired an outpatient home care practice that provides speech and occupational therapy through its 50% owned subsidiary Metro. After the transaction, the Company's ownership interest is 40%, the local partners have an ownership interest of 40% and the practice's preacquisition owners have a 20% ownership interest.

The purchase price plus the fair value of the non-controlling interest for the acquisitions after December 31, 2024 was allocated to the fair value of the assets acquired, inclusive of identifiable intangible assets (i.e. tradenames, referral relationships, customer relationships and non-compete agreements) and liabilities assumed based on the estimated fair values at the acquisition date, with the amount in excess of fair values being recorded as goodwill. The Company is in the process of completing its formal valuation analysis of the above-mentioned acquisitions in order to identify and determine the fair value of tangible and identifiable intangible assets acquired and the liabilities assumed. Thus, the final allocation of the purchase price may differ from the preliminary estimates used on December 31, 2025, based on additional information obtained and completion of the valuation of the identifiable intangible assets. Changes in the estimated valuation of the tangible assets acquired, the completion of the valuation of identifiable intangible assets and the completion by the Company of the identification of any unrecorded pre-acquisition contingencies, where the liability is probable and the amount can be reasonably estimated, will likely result in adjustments to goodwill. The Company does not expect the adjustments to be material. The Company continues to evaluate the components for the purchase price allocations for acquisitions after December 31, 2024.

On July 31, 2025, the Company acquired a 60% equity interest in a three-clinic practice with the practice owners retaining a 40% equity interest. The purchase price for the 60% equity interest was approximately $7.9 million, of which $7.6 million was paid in cash and $0.3 million is in the form of a note payable. The note accrues interest at 5.0% per annum and the principal and interest is payable on July 31, 2027. As part of this transaction, the Company agreed to additional consideration if future operational objectives are met. The contingent consideration was valued at $2.8 million as of December 31, 2025.

On April 30, 2025, the Company acquired an outpatient home-care physical and speech therapy practice through its 50%-owned subsidiary, Metro. After the transaction, the Company's ownership interest is 40%, the local partners have an ownership interest of 40% and the practice's preacquisition owners have a 20% ownership interest. The purchase price for the 80% equity interest was approximately $2.3 million which was paid in cash. As part of this transaction, the Company agreed to additional consideration if future operational objectives are met. The maximum amount of additional contingent consideration due under this agreement is $1.8 million. The contingent consideration was valued at $1.0 million as of December 31, 2025.

On February 28, 2025, the Company acquired a 65% interest in a physical therapy practice with three clinic locations. The prior owner retained a 35% ownership interest. The purchase price for the 65% interest was approximately $3.8 million, which was paid in cash. As part of this transaction, the Company agreed to additional consideration if future operational objectives are met by the business. The maximum amount of additional contingent consideration due under this agreement is $1.3 million. The contingent consideration was valued at $0.5 million as of December 31, 2025.

Besides the multi-clinic acquisitions referenced above, the Company purchased the assets and business of 14 physical therapy clinics during 2025, which were tucked into larger partnerships in separate transactions.

The following table provides details on the preliminary purchase price allocation for the 2025 acquisitions described above.

	Physical Therapy Operations
	(In thousands)
Cash paid, net of cash acquired	$15,614
Contingent payments	5,730
Payable	300
Total consideration	$21,644
Estimated fair value of net tangible assets acquired:	
Total current assets	$ 918
Total non-current assets	345
Total liabilities	(495)
Net tangible assets acquired	768
Customer and referral relationships	5,981
Non-compete agreement	310
Tradenames	1,442
Goodwill	21,198
Fair value of non-controlling interest (classified as redeemable non-controlling interest)	(8,055)
	$21,644

Total current assets primarily represent accounts receivable while total non-current assets consist of fixed assets and equipment.

For the acquisitions in 2025, the values assigned to the customer and referral relationships and non-compete agreement are being amortized on a straight-line basis over their respective estimated lives. For customer and referral relationships, the weighted-average amortization period is 12.0 years. For the non-compete agreements, the weighted-average amortization period is 6.0 years. The values assigned to tradenames are tested annually for impairment.

2024 Acquisitions

Acquisition	Date	Acquired	Clinics
November 2024 Acquisition	November 30, 2024	75%	8
October 2024 Acquisition	October 31, 2024	50%	50
August 2024 Acquisition	August 31, 2024	70%	8
April 2024 Acquisition	April 30, 2024	**	*
March 2024 Acquisition	March 29, 2024	50%	9

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*   IIP business

**   On April 30, 2024, one of our primary IIP businesses, Briotix Health Limited Partnership, acquired 100% of an IIP business.

On November 30, 2024, the Company acquired a 75% equity interest in an eight-clinic physical therapy practice. The owner of the practice retained 25% of the equity interests. The purchase price for the 75% equity interest was approximately $15.9 million, of which $15.7 million was paid in cash, and $0.2 million was in the form of a note payable. The note accrues interest at 5.0% per annum and the principal and interest is payable on December 1, 2026.

On October 31, 2024, the Company acquired a 50% interest in Metro pursuant to an Equity Interest Purchase Agreement (the "Purchase Agreement") dated October 7, 2024 among U.S. Physical Therapy, Ltd. (a subsidiary of the Company), Metro, the members of Metro, and Michael G. Mayrsohn, as Sellers' Representative. The Company also became the managing member of Metro.

The Company paid a purchase price of approximately $76.5 million, $75.0 million of which was funded by our cash on hand and the remaining $1.5 million through the issuance of 18,358 shares of the Company's common stock based on a trailing five-day average as of the day immediately prior to closing. The shares of the Company's common stock were issued in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act. The Purchase Agreement also included an earnout where the sellers can earn up to $20.0 million of additional consideration if certain performance criteria relating to the Metro business are achieved. The contingent consideration was valued at $7.4 million on December 31, 2025.

On August 31, 2024, the Company acquired a 70% equity interest in an eight-clinic practice physical therapy and the original practice owners retained a 30% equity interest ("August 2024 Acquisition"). The purchase price for the 70% equity interest was approximately $2.0 million. As part of the transaction, the Company agreed to additional contingent consideration if future operational and financial objectives are met. The maximum amount of additional contingent consideration due under this agreement is $3.6 million. The contingent consideration was valued at $0.5 million on December 31, 2025.

On April 30, 2024 the Company acquired 100% of an IIP business ("April 2024 Acquisition"), through one of its primary IIP businesses, Briotix Health Limited Partnership, for a purchase price of approximately $24.0 million, of which $0.5 million was in the form of a note payable. The principal and the interest has been paid as of December 31, 2025. As part of the transaction, the Company agreed to additional contingent consideration if future operational objectives are met by the business. The maximum amount of additional contingent consideration due under this agreement is $10.0 million. In August 2025, the Company paid $1.9 million in full settlement of the contingent consideration.

On March 29, 2024, the Company acquired a 50% equity interest in a nine-clinic physical therapy and hand therapy practice ("March 2024 Acquisition"). The original owners of the practice retained the remaining 50%. The purchase price for the 50% equity interest was approximately $16.4 million, of which $0.5 million was in the form of a note payable. The note accrues interest at 4.5% per annum and the principal and the interest are payable on March 29, 2026. As part of the transaction, the Company agreed to additional contingent consideration if future operational and financial objectives are met. There is no maximum payout. In November 2025, the Company paid $2.5 million in full settlement of the contingent consideration.

For the year ended December 31, 2024, besides the multi-clinic acquisitions referenced above, the Company purchased the assets and business of eight physical therapy clinics, which were tucked into larger partnerships in separate transactions.

The following table provides details on the purchase price allocations for the acquisitions completed in the twelve months ended December 31, 2024.

	For the Year Ended December 31, 2024		
	IIP	Physical Therapy Operations	Total
	(In thousands)		
Cash paid, net of cash acquired.	$23,106	$109,981	$133,087
Seller note	455	1,220	1,675
Deferred payments	—	1,500	1,500
Contingent payments.	2,100	15,571	17,671
Note Payable	—	302	302
Total consideration	$25,661	$128,574	$154,235
Estimated fair value of net tangible assets acquired:			
Total current assets	$ 1,132	$ 9,175	$ 10,307
Total non-current assets.	563	30,360	30,923
Total liabilities.	(463)	(29,403)	(29,866)
Net tangible assets acquired	1,232	10,132	11,364

	For the Year Ended December 31, 2024		
	IIP	Physical Therapy Operations	Total
		(In thousands)	
Customer and referral relationships	6,500	46,554	53,054
Non-compete agreement	210	3,818	4,028
Tradenames	1,400	16,567	17,967
Goodwill	16,319	151,645	167,964
Fair value of non-controlling interest (classified as redeemable non-controlling interest)	—	(100,142)	(100,142)
	$25,661	$ 128,574	$ 154,235

The purchase price plus the fair value of the non-controlling interests for the acquisitions in 2024 were allocated to the fair value of the assets acquired, inclusive of identifiable intangible assets, (i.e. trade names, referral relationships and non-compete agreements) and liabilities assumed based on the fair values at the acquisition date, with the amount exceeding the fair values being recorded as goodwill.

For the acquisitions in 2024, the values assigned to the customer and referral relationships and non-compete agreements are being amortized to expense equally over the respective estimated lives. For customer and referral relationships, the weighted-average amortization period is 15.6 years. For non-compete agreements, the weighted-average amortization period is 5.9 years. The values assigned to tradenames are tested annually for impairment.

Following are the supplemental consolidated financial results of U.S. Physical Therapy Inc. on an unaudited pro forma basis, as if the 2024 acquisitions had been consummated on January 1, 2024.

	For the Year Ended	
	December 31, 2024	December 31, 2023
	(In thousands)	
Net revenue.	$763,954	$678,743
Net income	$ 52,927	$ 42,421

These pro forma results were based on estimates and assumptions which the Company believes are reasonable. They are not necessarily indicative of the Company's consolidated results of operations in future periods. The pro forma results include adjustments related to purchase accounting, primarily amortization of intangible assets, and other adjustments which are included in the earliest period presented.

Variable Interest Entities

During 2024, the Company acquired interests in the March 2024 Acquisition and Metro and paid the purchase prices of approximately $16.4 million and $77 million, respectively, as of the dates and to the extent below.

Acquisition	Date	Acquired	Clinics
Metro	October 31, 2024	50%	50
March 2024 Acquisition.	March 29, 2024	50%	9

The Company's acquisitions include future payments that are contingent upon the occurrence of future operational objectives being met. The Company estimates the fair value of contingent consideration obligations through valuation models designed to estimate the probability of such contingent payments based on various assumptions and incorporating estimated success rates. These fair value measurements are based on significant inputs not observable in the market. Substantial judgment is employed in determining the appropriateness of these assumptions as of the acquisition date and for each subsequent period. As of December 31, 2025, the Company's contingent consideration obligation totaled $7.4 million related to the Metro acquisition. The contingent consideration associated with the March 2024 acquisition, which had a fair value of $2.5 million, was paid in full in November 2025.

Certain states prohibit the "corporate practice of medicine," which restricts the Company from owning physical therapy practices which directly employ therapists and from exercising control over medical decisions by therapists. In these states, the Company enters into long-term management agreements with medical practices that are owned by licensed therapists, which, in turn, employ or contract with therapists who provide professional services.

Based on the provisions of the management agreements, the Company determined that these entities are variable interest entities. The Company's ownership percentages in these entities is 50% as of December 31, 2025. The Company consolidates the VIEs since it controls the management and operating activities that are most significant to the VIEs' economic performance and its ownership interests expose the Company to the risks and benefits that could potentially be significant to each VIE.

The assets of the VIEs recognized in consolidation may only be used to settle obligations of each respective VIE and may not be used to satisfy claims of the Company, and the creditors of each VIE do not have recourse to the Company's general credit. As of December 31, 2025, and December 31, 2024, the total assets of the Company's VIEs were $255.3 million and $231.3 million, respectively. As of December 31, 2025, and December 31, 2024, the total liabilities of the Company's VIEs were $49.5 million and $31.9 million respectively.

The table below presents the operating results of the VIEs.

	December 31, 2025	December 31, 2024
	(In thousands)	
Net revenue	$90,579	$19,138
Operating cost:		
Salaries and related costs	53,901	11,903
Rent, supplies, contract labor and other	19,704	3,760
Depreciation and amortization	3,863	1,123
Provision for credit losses	592	188
Total operating cost	78,060	16,974
Gross profit	12,519	2,164
(Gain) on fair value adjustments	(758)	—
Other expense	14	3
Provision for income taxes	219	—
Net Income	$13,044	$ 2,161

2023 Acquisitions

Acquisition	Date	% Interest Acquired	Number of Clinics
October 2023 Acquisition	October 31, 2023	**	*
September 2023 Acquisition 1	September 29, 2023	70%	4
September 2023 Acquisition 2	September 29, 2023	70%	1
July 2023 Acquisition	July 31, 2023	70%	7
May 2023 Acquisition	May 31, 2023	45%	4
February 2023 Acquisition	February 28, 2023	80%	1

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*   IIP business

**   On October 31, 2023, we concurrently acquired 100% of an IIP business and a 55% equity interest in an ergonomics software business ("October 2023 Acquisition").

On October 31, 2023, the Company concurrently acquired 100% of an IIP business and a 55% equity interest in the ergonomics software business. The previous owner of the ergonomics software business retained a 45% equity interest. The total purchase price of the combined businesses was approximately $4.0 million and was paid in cash.

On September 29, 2023, the Company acquired a 70% equity interest in a four-clinic physical therapy practice. The owner of the practice retained 30% of the equity interests. The purchase price for the 70% equity interest was approximately $6.0 million, of which $5.4 million was paid in cash, and $0.6 million was in the form of a note payable. The note accrues interest at 5.0% per annum and the principal and interest are payable in two installments. The first payment of principal and interest of $0.3 million was paid in January 2024, and the second installment of $0.3 million was due on September 30, 2025. The note was paid in full in August 2025.

In a separate transaction, on September 29, 2023, the Company acquired a 70% equity interest in a single clinic physical therapy practice. The owner of the practice retained 30% of the equity interests. The purchase price for the 70% equity interest was approximately $7.8 million, of which $7.4 million was paid in cash and $0.4 million was due as a deferred payment in September 2025. The note was paid in full on September 30, 2025.

On July 31, 2023, the Company acquired a 70% equity interest in a five-clinic practice. The practice's owners retained a 30% equity interest. The purchase price for the 70% equity interest was approximately $2.1 million, of which $1.8 million was paid in cash and $0.3 million was due as a deferred payment in June 2025. The note was paid in full on June 30, 2025.

On May 31, 2023, the Company and a local partner together acquired a 75% interest in a four-clinic physical therapy practice. After the transaction, the Company's ownership interest is 45%, the Company's local partner's ownership interest is 30%, and the practice's pre-acquisition owners have a 25% ownership interest. The purchase price for the 75% equity interest was approximately $3.1 million, of which $1.7 million was paid in cash by the Company, $1.1 million was paid in cash by the local partner, and $0.3 million was in the form of a note payable. The note was paid in full on July 1, 2024 ($0.2 million was paid by the Company and $0.1 million was paid by the local partner).

On February 28, 2023, the Company acquired an 80% interest in a one-clinic physical therapy practice. The practice's owners retained 20% of the equity interests. The purchase price for the 80% equity interest was approximately $6.2 million, of which $5.8 million was paid in cash and $0.4 million in the form of a note payable. The note accrues interest at 4.5% per annum. The note was paid in full on February 28, 2025.

The purchase price for the 2023 acquisitions has been allocated as follows.

	IIP	Physical Therapy Operations	Total
		(In thousands)	
Cash paid, net of cash acquired	$3,955	$ 22,627	$ 26,582
Seller notes	—	985	985
Contingent payments	—	830	830
Total consideration	—	200	200
	$3,955	$ 24,642	$ 28,597
Total current assets	$ 392	$ 1,141	$ 1,533
Total non-current assets	335	3,149	3,484
Total liabilities	(41)	(3,163)	(3,204)
Net tangible assets acquired	686	1,127	1,813
Customer and referral relationships	757	6,819	7,576
Non-compete agreements	37	329	366
Tradenames	187	1,680	1,867
Goodwill	2,562	25,521	28,083
Fair value of non-controlling interest (classified as redeemable non-controlling interest)	(274)	(10,834)	(11,108)
	$3,955	$ 24,642	$ 28,597

Total current assets primarily represent accounts receivable while total non-current assets consist of fixed assets and equipment used in the practice.

The purchase price plus the fair value of the non-controlling interests for the acquisitions in 2023 were allocated to the fair value of the assets acquired, inclusive of identifiable intangible assets, (i.e. trade names, referral relationships and non-compete agreements) and liabilities assumed based on the fair values at the acquisition date, with the amount exceeding the fair values being recorded as goodwill.

For the acquisitions in 2023, the values assigned to the customer and referral relationships and non-compete agreements are being amortized to expense equally over the respective estimated lives. For customer and referral relationships, the weighted-average amortization period is 12.0 years. For non-compete agreements, the weighted-average amortization period is 5.2 years. The values assigned to tradenames are tested annually for impairment.

5.   Acquisitions and Sales of Non-Controlling Interests

During 2025, the Company acquired additional interests in partnerships which are included in non-controlling interests - permanent equity. The additional interests purchased in each of the partnerships ranged from 3% to 35.0%. The aggregated purchase price for acquired non-controlling interests – permanent equity was $8.4 million. The Company also sold interests in two partnerships for an aggregate price of $0.1 million. The non-controlling interests - permanent equity sold in each of the partnerships ranged from 1.0% to 12.9%.

During 2024, the Company acquired additional interests in partnerships which are included in non-controlling interests - permanent equity. The additional interests purchased in each of the partnerships ranged from 0.1% to 35.0%. The aggregated purchase price for acquired non-controlling interests – permanent equity was $0.8 million. The Company also sold interests in six partnerships for an aggregate price of $0.3 million. The non-controlling interests - permanent equity sold in each of the partnerships ranged from 0.15% to 10.0%.

During 2023, the Company acquired additional interests in three partnerships which are included in non-controlling interests - permanent equity. The additional interests purchased in each of the partnerships ranged from 0.15% to 35.0%. The aggregated purchase price for these acquired interests was $0.5 million. The Company also sold interests in four partnerships for an aggregate price of $0.6 million. The non-controlling interests - permanent equity sold in each of the partnerships ranged from 0.5% to 8.0%.

6.   Redeemable Non-Controlling Interest

In most of the Company's acquired partnerships, the former practice owner retains an equity interest in our subsidiary which the Company is required to purchase upon the exercise of either the put right or the call right. The applicable purchase price is calculated per the terms of the respective agreements and classified as redeemable non-controlling interest (temporary equity) in our consolidated balance sheets. The terms and conditions regarding repurchase rights and obligations for most of the redeemable con-controlling interests, are summarized below under "Physical Therapy Practice Acquisitions". However, the Company has an agreement that provides for different rights and obligations regarding the particular redeemable non-controlling interests involved in that agreement – described below under "ProgressiveHealth Acquisition".

Physical Therapy Practice Acquisitions

When the Company acquires a majority interest (the "Acquisition") in a physical therapy clinic (referred to as "Therapy Practice"), these Therapy Practice transactions typically occur in a series of steps which are described below.

1. Prior to the Acquisition, the Therapy Practice exists as a separate legal entity (the "Seller Entity"). The Seller Entity is owned by one or more individuals (the "Selling Shareholders") most of whom are physical therapists that work in the Acquired Therapy Practice and provide physical therapy services to patients.

2. In conjunction with the Acquisition, the Seller Entity contributes the acquired Therapy Practice into a newly-formed limited partnership ("NewCo"), in exchange for one hundred percent (100%) of the limited and general partnership interests in NewCo. Therefore, in this step, NewCo becomes a wholly-owned subsidiary of the Seller Entity.

3. The Company enters into an agreement (the "Purchase Agreement") to acquire from the Seller Entity a majority (ranges from 50% to 90%) of the limited partnership interest and in all cases 100% of the general partnership interest in NewCo. The Company does not purchase 100% of the limited partnership interest because the Selling Shareholders, through the Seller Entity, want to maintain an ownership percentage. The consideration for the Acquisition is primarily payable in the form of cash at closing and a two-year note in lieu of an escrow (the "Purchase Price"). In some of the acquired therapy practice transactions, the Purchase Agreement contains an earn-out or other contingent consideration that is payable to the Seller Entity or the Selling Shareholders.

4. The Company and the Seller Entity also execute a partnership agreement (the "Partnership Agreement") for NewCo that sets forth the rights and obligations of the limited and general partners of NewCo. After the Acquisition, the Company is the general partner of NewCo.

5. As noted above, the Company does not purchase 100% of the limited partnership interests in NewCo and the Seller Entity retains a portion of the limited partnership interest in NewCo ("Seller Entity Interest").

6. In most cases, some or all of the Selling Shareholders enter into an employment agreement (the "Employment Agreement") with NewCo with an initial term that ranges from three to five years (the "Employment Term"), with automatic one-year renewals, unless employment is terminated prior to the end of the Employment Term. As a result, a Selling Shareholder becomes an employee ("Employed Selling Shareholder") of NewCo. The employment of an Employed Selling Shareholder can be terminated by the Employed Selling Shareholder or NewCo, with or without cause, at any time. In a few situations, a Selling Shareholder does not become employed by NewCo and is not involved with NewCo following the closing; in those situations, such Selling Shareholders sell their entire ownership interest in the Seller Entity as of the closing of the Acquisition.

7. The compensation of each Employed Selling Shareholder is specified in the Employment Agreement and is customary and commensurate with his or her responsibilities based on other employees in similar capacities within NewCo, the Company and the industry.

8. The Company and the Selling Shareholder (including both Employed Selling Shareholders and Selling Shareholders not employed by NewCo) execute a non-compete agreement (the "Non-Compete Agreement") which restricts the Selling Shareholder from engaging in competing Therapy Practice activities for a specified period of time (the "Non-Compete Term"). A Non-Compete Agreement is executed with the Selling Shareholders in all cases. That is, even if the Selling Shareholder does not become an Employed Selling Shareholder, the Selling Shareholder is restricted from engaging in a competing Therapy Practice during the Non-Compete Term.

9. The Non-Compete Term commences as of the date of the Acquisition and typically expires on the later of:

   a. Two years after the date an Employed Selling Shareholders' employment is terminated (if the Selling Shareholder becomes an Employed Selling Shareholder) or

   b. Five to six years from the date of the Acquisition, as defined in the Non-Compete Agreement, regardless of whether the Selling Shareholder is employed by NewCo.

10. The Non-Compete Agreement applies to a restricted region which is defined as a mileage radius from the Acquired Therapy Practice. That is, an Employed Selling Shareholder is permitted to engage in competing Therapy Practices or activities outside the designated geography (after such Employed Selling Shareholder no longer is employed by NewCo) and a Selling Shareholder who is not employed by NewCo immediately is permitted to engage in the competing Therapy Practice or activities outside the designated geography.

The Partnership Agreement contains provisions for the redemption of the Seller Entity Interest, either at the option of the Company (the "Call Right") or at the option of the Seller Entity (the "Put Right") as follows:

1. Put Right

   a. In the event that any Selling Shareholder's employment is terminated under certain circumstances prior to a specified number of years following the Closing Date, the Seller Entity thereafter may have an irrevocable right to cause the Company to purchase from Seller Entity the Terminated Selling Shareholder's Allocable Percentage of Seller Entity's Interest at the purchase price described in "3" below.

   b. In the event that any Selling Shareholder is not employed by NewCo as of the specified date and the Company has not exercised its Call Right with respect to the Terminated Selling Shareholder's Allocable Percentage of Seller Entity's Interest, Seller Entity thereafter has the Put Right to cause the Company to purchase from Seller Entity the Terminated Selling Shareholder's Allocable Percentage of Seller Entity's Interest at the purchase price described in "3" below.

c.   In the event that any Selling Shareholder's employment with NewCo is terminated for any reason on or after the specified date, the Seller Entity has the Put Right, and upon the exercise of the Put Right, the Terminated Selling Shareholder's Allocable Percentage of Seller Entity's Interest shall be redeemed by the Company at the purchase price described in "3" below.

2.   Call Right

a.   If any Selling Shareholder's employment by NewCo is terminated prior to the specified date after the Closing Date, the Company thereafter has an irrevocable right to purchase from Seller Entity the Terminated Selling Shareholder's Allocable Percentage of Seller Entity's Interest, in each case at the purchase price described in "3" below.

b.   In the event that any Selling Shareholder's employment with NewCo is terminated for any reason on or after the specified date, the Company has the Call Right, and upon the exercise of the Call Right, the Terminated Selling Shareholder's Allocable Percentage of Seller Entity's Interest shall be redeemed by the Company at the purchase price described in "3" below.

3.   For the Put Right and the Call Right, the purchase price is derived from a formula based on a specified multiple of NewCo's trailing twelve months of earnings before interest, taxes, depreciation, amortization, and the Company's internal management fee, plus an Allocable Percentage of any undistributed earnings of NewCo (the "Redemption Amount"). NewCo's earnings are distributed monthly based on available cash within NewCo; therefore, the undistributed earnings amount is small, if any.

4.   The Purchase Price for the initial equity interest purchased by the Company is also based on the same specified multiple of the trailing twelve-month earnings that is used in the Put Right and the Call Right noted above.

5.   The Put Right and the Call Right do not have an expiration date.

The Put Right and the Call Right never apply to Selling Shareholders who do not become employed by NewCo, since the Company requires that such Selling Shareholders sell their entire ownership interest in the Seller Entity at the closing of the Acquisition.

An Employed Selling Shareholder's ownership of his or her equity interest in the Seller Entity predates the Acquisition and the Company's purchase of its partnership interest in NewCo. The Employment Agreement and the Non-Compete Agreement do not contain any provision to escrow or "claw back" the equity interest in the Seller Entity held by such Employed Selling Shareholder, nor the Seller Entity Interest in NewCo, in the event of a breach of the employment or non-compete terms. More specifically, even if the Employed Selling Shareholder is terminated for "cause" by NewCo, such Employed Selling Shareholder does not forfeit his or her right to his or her full equity interest in the Seller Entity and the Seller Entity does not forfeit its right to any portion of the Seller Entity Interest. The Company's only recourse against the Employed Selling Shareholder for breach of either the Employment Agreement or the Non-Compete Agreement is to seek damages and other legal remedies under such agreements. There are no conditions in any of the arrangements with an Employed Selling Shareholder that would result in a forfeiture of the equity interest held in the Seller Entity or of the Seller Entity Interest.

ProgressiveHealth Acquisition

On November 30, 2021, the Company acquired a majority interest in ProgressiveHealth Companies, LLC ("Progressive"), which owns a majority interest in certain subsidiaries ("Progressive Subsidiaries") that operate in the IIP business. The Progressive transaction was completed in a series of steps which are described below.

1.   Prior to the acquisition, the Progressive Subsidiaries were owned by a legal entity ("Progressive Parent") controlled by its individual owners (the "Progressive Selling Shareholders"), who work in and manage the Progressive business.

2.   In conjunction with the acquisition, the Progressive Selling Shareholders caused the Progressive Parent to transfer its ownership of the Progressive Subsidiaries into a newly-formed limited liability company ("Progressive NewCo"), in exchange for one hundred percent (100%) of the membership interests in Progressive NewCo. Therefore, in this step, Progressive NewCo became wholly-owned by the Progressive Selling Shareholders.

3.   The Company entered into an agreement (the "Progressive Purchase Agreement") to acquire from the Progressive Selling Shareholders a majority of the membership interest in Progressive NewCo. The

consideration for the acquisition is primarily payable in the form of cash at closing, a relatively small portion paid in cash after the closing contingent on certain performance criteria, and a small note in lieu of an escrow (the "Progressive Purchase Price").

4. The Company and the Progressive Selling Shareholders also executed an operating agreement (the "Progressive Operating Agreement") for Progressive NewCo that sets forth the rights and obligations of the members of Progressive NewCo.

5. As noted above, the Company did not purchase 100% of the membership interests in Progressive NewCo and the Progressive Selling Shareholders retained a portion of the membership interest in Progressive NewCo ("Progressive Selling Shareholders' Interest").

6. The Company and the Progressive Selling Shareholders executed a non-compete agreement (the "Progressive Non-Compete Agreement") which restricts the Progressive Selling Shareholders from competing for a specified period of time (the "Progressive Non-Compete Term").

7. The Progressive Non-Compete Term commences as of the date of the Progressive acquisition and expires on the later of:

   a. Two years after the date a Progressive Selling Shareholder no longer is involved in the management of Progressive NewCo or

   b. Seven years from the date of the acquisition.

8. The Progressive Non-Compete Agreement applies to the entire United States.

9. The Progressive Put Right (as defined below) and the Progressive Call Right (as defined below) do not have an expiration date. The Progressive Operating Agreement contains provisions for the redemption of the Progressive Selling Shareholder's Interest, either at the option of the Company (the "Progressive Call Right") or at the option of the Progressive Selling Shareholder (the "Progressive Put Right") as follows:

   1. Progressive Put Right

      a. Each of the Progressive Selling Shareholders has the right to sell 30% of their respective residual interests on each of the 4th and 5th anniversaries of the acquisition closing, and then 10% on each of the 6th and 7th anniversaries.

      b. In the event that any Progressive Selling Shareholder terminates his management relationship with Progressive NewCo for any reason on or after the seventh anniversary of the Closing Date, the Progressive Selling Shareholder has the Progressive Put Right, and upon the exercise of the Progressive Put Right, the Progressive Selling Shareholder's Interest shall be redeemed by the Company at the purchase price described in "3" below.

   2. Progressive Call Rights

      a. If any Progressive Selling Shareholder's ceases to perform management services on behalf of Progressive NewCo, the Company thereafter shall have an irrevocable right to purchase from such Progressive Selling Shareholder his Interest, in each case at the purchase price described in "3" below.

   3. For the Progressive Put Right and the Progressive Call Right, the purchase price is derived from a formula based on a specified multiple of Progressive NewCo's trailing twelve months of earnings before interest, taxes, depreciation, amortization, and the Company's internal management fee, plus an Allocable Percentage of any undistributed earnings of Progressive NewCo. Progressive NewCo's earnings are distributed monthly based on available cash within Progressive NewCo; therefore, the undistributed earnings amount is small, if any.

   4. The Progressive Purchase Price for the initial equity interest purchased by the Company is also based on the same specified multiple of the trailing twelve-month earnings that is used in the Progressive Put Right and the Progressive Call Right noted above.

   5. The Progressive Put Right and the Progressive Call Right do not have an expiration date.

Neither the Progressive Operating Agreement nor the Progressive Non-Compete Agreement contain any provision to escrow or "claw back" the equity interest in Progressive NewCo held by the Progressive Selling Shareholders, in the event of a breach of the operating agreement or non-compete terms, or the management services agreement pursuant to which the Progressive Selling Shareholders perform services on behalf of Progressive NewCo. The Company's only recourse against the Progressive Selling Shareholder for breach of any of these agreements is to seek damages and other legal remedies under such agreements. There are no conditions in any of the arrangements with a Progressive Selling Shareholder that would result in a forfeiture of the equity interest in Progressive NewCo held by a Progressive Selling Shareholder.

<u>Metro Acquisition</u>

On October 31, 2024, the Company acquired a fifty percent (50%) equity interest in Metro, which is a management services organization providing management and administrative services to physical-therapist outpatient physical therapy clinics. The Company serves as the Managing Member of Metro. The Metro transaction was completed as described below.

1. The Company entered into an agreement (the "Metro Purchase Agreement") to acquire from the Metro owners (the "Metro Owners") a 50% membership interest in Metro. The consideration for the acquisition was payable in the form of cash at closing and also contingent additional purchase price based on certain specified performance criteria (collectively, the "Metro Purchase Price").

2. The Company and the Metro Owners also executed an amended and restated operating agreement (the "Metro Operating Agreement") for Metro that sets forth the rights and obligations of the members of Metro.

3. As noted above, the Company did not purchase 100% of the membership interests in Metro and the Metro Owners retained a portion of the membership interest in Metro ("Metro Owners' Interest").

4. The Company and the Metro Owners executed a non-compete agreement (the "Metro Non-Compete Agreement") which restricts the Metro Owners from competing for a specified period of time (the "Metro Non-Compete Term").

5. The Metro Non-Compete Term commences as of the date of the closing of the Metro acquisition (the "Metro Closing Date") and expires six years from the Metro Closing Date.

6   The Metro Non-Compete Agreement applies to the geography that is within 20 miles of any outpatient physical therapy practice owned or managed by Metro as of the Closing Date.

7. The Metro Interim Put Right (as defined below) the Metro Put Right (as defined below), and the Metro Call Right (as defined below) do not have an expiration date. The Metro Operating Agreement contains provisions for the redemption of the Metro Owners' Interest, either at the option of the Company (the "Metro Call Right") or at the option of the Metro Owners (the "Metro Interim Put Right" and the "Metro Put Right"), as described below as follows:

    a. Metro Interim Put Right. The Metro Owners have the right to sell to the Company an aggregate of 20% of the Metro owners' interests commencing on the 3rd anniversary of the Metro Closing Date;

    b. Metro Put Right. Each of the Metro Owners has the right to sell their respective residual interests on or after the 6th anniversary of the Metro Closing Date, in the event the Metro chief executive officer ("Metro CEO") no longer is employed by Metro, at the purchase price described below; and

    c. Metro Call Right. If the Metro CEO's employment with Metro is terminated, the Company thereafter shall have an irrevocable right to purchase from the Metro Owners their interests, in each case at the purchase price described below.

For the Metro Interim Put Right, the Metro Put Right and the Metro Call Right, the purchase price is derived from a formula based on a specified multiple of Metro's trailing twelve months of earnings before interest, taxes, depreciation, amortization, and the Company's internal management fee, less an allocable portion of any outstanding indebtedness (the "Metro Redemption Amount").

The Metro Interim Put Right, the Metro Put Right and the Metro Call Right do not have an expiration date.

Neither the Metro Operating Agreement nor the Metro Non-Compete Agreement contain any provision to escrow or "claw back" the equity interest in Metro held by the Metro Owners, in the event of a breach of the operating agreement or non-compete terms, or the employment agreement pursuant to which the Metro Owners perform services on behalf of Metro. The Company's only recourse against the Metro Owners for breach of any of these agreements is to seek damages and other legal remedies under such agreements. There are no conditions in any of the arrangements with a Metro Owner that would result in a forfeiture of the equity interest in Metro held by a Metro Owner.

For the scenarios described above, an employed Metro Owner's ownership of his or her equity interest in Metro predates the Metro Acquisition and the Company's purchase of its membership interest in Metro. The employment agreement and the Metro Non-Compete Agreement do not contain any provision to escrow or "claw back" the equity interest in Metro held by such employed Metro Owners, in the event of a breach of the employment or non-compete terms. More specifically, even if the employed Metro Owner is terminated for "cause" by Metro, such employed Metro Owner does not forfeit his or her right to his or her full equity interest in Metro and Metro does not forfeit its right to any portion of the Metro Owners' Interest. The Company's only recourse against the Employed Metro Owner for breach of either the employment agreement or the Metro Non-Compete Agreement is to seek damages and other legal remedies under such agreements. There are no conditions in any of the arrangements with an employed Metro Owner that would result in a forfeiture of the equity interest held in Metro or of the Metro Interest.

Carrying Amounts of Redeemable Non-Controlling Interests

For the years ended December 31, 2025, 2024 and 2023, the following table details the changes in the carrying amount (fair value) of the redeemable non-controlling interests.

	For the Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
	(In thousands)		
Beginning balance	$269,025	$174,828	$167,515
Net income allocated to redeemable non-controlling interest	13,849	10,044	4,426
Distributions to redeemable non-controlling interest partners	(14,768)	(10,579)	(11,533)
Changes in the fair value of redeemable non-controlling interest	24,521	4,964	13,565
Purchases of redeemable non-controlling interest	(14,382)	(8,122)	(12,073)
Acquired interest	7,991	100,336	11,007
Transfer from non-controlling interest to redeemable non-controlling interest (permanent equity)	5,753	—	—
Sales of redeemable non-controlling interest	2,433	1,969	5,012
Changes in notes receivable related to redeemable non-controlling interest	(1,206)	(1,016)	(3,091)
Reduction due to separation agreement	—	(3,033)	—
Adjustments in notes receivables related to the sales of redeemable non-controlling interest	—	(366)	—
Other	95	—	—
Ending balance	$293,311	$269,025	$174,828

The following table categorizes the carrying amount (fair value) of the redeemable non-controlling interests.

	As of the Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
	(In thousands)		
Contractual time period has lapsed but holder's employment has not terminated	$ 79,773	$ 74,668	$96,876
Contractual time period has not lapsed and holder's employment has not terminated	213,538	194,357	77,952

	As of the Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
	(In thousands)		
Holder's employment has terminated and contractual time period has expired.	—	—	—
Holder's employment has terminated and contractual time period has not expired.	—	—	—
	$293,311	$269,025	$174,828

7. Assets Held for Sale

In December 2024, the Company signed a non-binding Letter of Intent to sell an underperforming business unit within the physical therapy operations segment. The decision to divest was based on performance considerations and strategic realignment.

As of December 31, 2024, the business unit met the criteria for classification as held for sale under ASC 360. A $2.4 million impairment charge was recorded to write down the business unit's carrying value to fair value, less estimated costs to sell. The impairment was included in impairment on assets held for sale on the consolidated statements of net income. The impairment charges primarily related to intangible assets. Assets held for sale were valued at $0.6 million on December 31, 2024, and have been presented within other current assets in the accompanying balance sheets.

The transaction was completed in February 2025 and the related loss on sale of $0.1 million was recognized in the consolidated statements of net income for the year ended December 31, 2025.

8. Goodwill

The changes in the carrying amount of goodwill consisted of the following.

	For the Year Ended	
	December 31, 2025	December 31, 2024
	(In thousands)	
Beginning balance	$667,152	$509,571
Acquisitions	21,198	164,529
Adjustments for purchase price allocation of businesses acquired in prior year	4,224	(6,551)
Other	(182)	(397)
Ending balance	$692,392	$667,152

There was no goodwill impairment recognized in the twelve months ended December 31, 2025, or the twelve months ended December 31, 2024.

9. Intangible Assets, net

The Company's intangible assets, net, consisted of the following.

	As of the Year Ended					
	December 31, 2025			December 31, 2024		
	Gross Amount	Accumulated Amortization	Net Carrying Amount	Gross Amount	Accumulated Amortization	Net Carrying Amount
	(In thousands)					
Customer and referral relationships	$155,056	$(49,295)	$105,761	$156,747	$(39,218)	$117,529
Tradenames	62,809	—	62,809	57,041	—	57,041
Non-compete agreements	13,826	(9,535)	4,291	13,077	(8,336)	4,741
	$231,691	$(58,830)	$172,861	$226,865	$(47,554)	$179,311

Tradenames, customer and referral relationships and non-compete agreements are related to the businesses acquired. The value assigned to tradenames has an indefinite life and is tested at least annually for impairment using the relief from royalty method in conjunction with the Company's annual goodwill impairment test. The value assigned to customer and referral relationships is being amortized over their respective estimated useful lives which range from 8.0 to 16.0 years. Non-compete agreements are amortized over the respective terms of the agreements which range from 5.0 to 6.0 years. During the year ended December 31, 2024, the Company recognized charges of $2.0 million related to the impairment of assets held for sale. These impairment losses are presented in the impairment of goodwill and other intangible assets and impairment on assets held for sale in the Consolidated Statements of Income.

The following table details the amount of amortization expense recorded for intangible assets for the periods presented.

	For the Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
	(In thousands)		
Customer and referral relationships.	$10,077	$8,804	$6,678
Non-compete agreements	1,199	742	595
	$11,276	$9,546	$7,273

The remaining balances of the customer and referral relationships and non-compete agreements are expected to be amortized as follows.

For the Year Ending December 31,	Customer and Referral Relationships	Non-Compete Agreements
	(In thousands)	
2026	$10,254	$1,079
2027	10,091	953
2028	9,822	874
2029	9,444	710
2030	9,279	650
Thereafter	$56,871	$ 25

10. Accrued Expenses

Accrued expenses consisted of the following for the periods presented.

	As of the Year Ended	
	December 31, 2025	December 31, 2024
	(In thousands)	
Salaries and related costs	$37,270	$34,886
Contingency payable	12,275	3,043
Payable related to purchase of non-controlling interest (temporary and permanent equity).	12,078	—
Credit balances due to patients and payors	6,468	6,359
Group health insurance claims	2,538	2,462
Closure costs	1,523	2,828
Federal income taxes payable	993	4,544
Professional fees.	890	860
Interest payable	393	402
Other property taxes payable	313	371
Other.	6,241	3,758
	$80,982	$59,513

11. Borrowings

Amounts outstanding under the Credit Agreement (as defined below) and notes payable consisted of the following.

	As of the Year Ended					
	December 31, 2025			December 31, 2024		
	Principal Amount	Unamortized Debt Issuance Cost[2]	Net Debt	Principal Amount	Unamortized Debt Issuance Cost[2]	Net Debt
	(In thousands)					
Term Facility	$131,250	$(620)	$130,630	$140,625	$(1,049)	$139,576
Revolving Facility	30,500	—	30,500	11,000	—	$ 11,000
Other[1]	1,329	—	1,329	2,953	—	$ 2,953
Total debt	163,079	(620)	162,459	154,578	(1,049)	153,529
Less: Current portion of long-term debt	10,287	(422)	9,865	11,422	(423)	10,999
Long-term debt, net of current portion	$152,792	$(198)	$152,594	$143,156	$ (626)	$142,530

_____

(1) The long-term portion is included as part of Other Long-Term Liabilities in the Consolidated Balance Sheet.

(2) Debt issuance costs are amortized over the term of the Term Loan and recorded to interest expense.

Effective December 5, 2013, the Company entered into an Amended and Restated Credit Agreement with a commitment for a $125.0 million revolving credit facility. This agreement was amended and/or restated in August 2015, January 2016, March 2017, November 2017, and January 2021. On June 17, 2022, the Company entered into the Third Amended and Restated Credit Agreement (the "Credit Agreement") among Bank of America, N.A., as administrative agent ("Administrative Agent") and the lenders from time-to-time party thereto.

The Credit Agreement, which matures on June 17, 2027, provides for loans in an aggregate principal amount of $325 million. Such loans were made available through the following facilities (collectively, the "Senior Credit Facilities"):

1) Revolving Facility: $175 million, five-year, revolving credit facility ("Revolving Facility"), which includes a $12 million sublimit for the issuance of standby letters of credit and a $15 million sublimit for swingline loans (each, a "Swingline Loan").

2) Term Facility: $150 million term loan facility (the "Term Facility"). The Term Facility amortizes in quarterly installments of: (a) 0.625% in each of the first two years, (b) 1.250% in the third and fourth year, and (c) 1.875% in the fifth year of the Credit Agreement. The remaining outstanding principal balance of all term loans is due on the maturity date.

The proceeds of the Revolving Facility shall be used by the Company for working capital and other general corporate purposes of the Company and its subsidiaries, including to fund future acquisitions and invest in growth opportunities. The proceeds of the Term Facility were used by the Company to refinance the indebtedness outstanding under the Amended Credit Agreement, to pay fees and expenses incurred in connection with the transactions involving the loan facilities, for working capital and other general corporate purposes of the Company and its subsidiaries.

The Company is permitted to increase the Revolving Facility and/or add one or more tranches of term loans in an aggregate amount not to exceed the sum of (i) $100 million plus (ii) an unlimited additional amount, provided that (in the case of clause (ii)), after giving effect to such increases, the pro forma Consolidated Leverage Ratio (as defined in the Credit Agreement) would not exceed 2.0:1.0, and the aggregate amount of all incremental increases under the Revolving Facility does not exceed $50,000,000.

The interest rates per annum applicable to the Senior Credit Facilities (other than in respect of Swingline Loans) will be Term SOFR (as defined in the Credit Agreement) plus an applicable margin or, at the option of the Company, an alternate base rate plus an applicable margin. Each Swingline Loan shall bear interest at the base rate plus the applicable margin. The applicable margin for Term SOFR borrowings ranges from 1.50% to 2.25%, and the applicable margin for alternate base rate borrowings ranges from 0.50% to 1.25%, in each case, based on the Consolidated Leverage Ratio of the Company and its subsidiaries. Interest is payable at the end of the selected interest period but no less frequently than quarterly and on the date of maturity.

The Company is also required to pay to the Administrative Agent, for the account of each lender under the Revolving Facility, a commitment fee equal to the actual daily excess of each lender's commitment over its outstanding credit exposure under the Revolving Facility ("unused fee"). Such unused fee will range between 0.25% and 0.35% per annum and is also based on the Consolidated Leverage Ratio of the Company and its subsidiaries. The Company may prepay and/or repay the revolving loans and the term loans, and/or terminate the revolving loan commitments, in whole or in part, at any time without premium or penalty, subject to certain conditions.

The Credit Agreement contains customary covenants limiting, among other things, the incurrence of additional indebtedness, the creation of liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other payments in respect of equity interests, acquisitions, investments, loans and guarantees, subject, in each case, to customary exceptions, thresholds and baskets. The Credit Agreement includes certain financial covenants which include the Consolidated Fixed Charge Coverage Ratio, and the Consolidated Leverage Ratio, as defined in the Credit Agreement. The Credit Agreement also contains customary events of default.

The Company's obligations under the Credit Agreement are guaranteed by its wholly-owned material domestic subsidiaries (each, a "Guarantor"), and the obligations of the Company and any Guarantors are secured by a perfected first priority security interest in substantially all of the existing and future personal property of the Company and each Guarantor, subject to certain exceptions.

As of December 31, 2025, $131.3 million was outstanding on the Term Facility while $30.5 million was outstanding under the Revolving Facility resulting in $144.5 million of credit availability. As of December 31, 2025, the Company was in compliance with all of the covenants contained in the Credit Agreement.

The Company generally enters into various notes payable as a means of financing acquisitions. As of December 31, 2025, the Company's remaining outstanding balance on these notes amounted to $1.3 million, of which less than $0.8 million is due in 2026, $0.4 million is due in 2027, and less than $0.1 million is due in 2028. Notes are generally payable in equal annual installments of principal over two years plus any accrued and unpaid interest. Interest accrues at various interest rates ranging from 4.5% to 8.5% per annum.

12.   Derivative Instruments

The Company is exposed to certain market risks during the ordinary course of business due to adverse changes in interest rates. The exposure to interest rate risk primarily results from the Company's variable-rate borrowing. The Company may elect to use derivative financial instruments to manage risks from fluctuations in interest rates. The Company does not purchase or hold derivatives for trading or speculative purposes. Fluctuations in interest rates can be volatile and the Company's risk management activities do not eliminate these risks.

Interest Rate Swap

In May 2022, the Company entered into an interest rate swap agreement, effective on June 30, 2022, with Bank of America, N.A. The swap has a $150 million notional value adjusted concurrently with scheduled principal payments made on the term loan. The swap has a maturity date of June 30, 2027. Beginning in July 2022, the Company receives a 1-month SOFR, and pays a fixed rate of interest of 2.815% on 1-month SOFR on a quarterly basis. The total interest rate in any period will also include an applicable margin based on the Company's consolidated leverage ratio.

In connection with the swap, no cash was exchanged between the Company and the counterparty.

The Company designated its interest rate swap as a cash flow hedge and structured it to be highly effective. Consequently, unrealized gains and losses related to the fair value of the interest rate swap are recorded to accumulated other comprehensive income (loss), net of tax.

Savings from the interest rate swap arrangement totaled $2.0 million for the year ended December 31, 2025, compared to $3.4 million for the year ended December 31, 2024. These savings reduce the amount of interest expense, debt and other in the accompanying consolidated statements of income.

The impacts of the Company's derivative instruments on the accompanying Consolidated Statements of Comprehensive Income are presented in the table below.

	For the Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
	(In thousands)		
Net income	$ 58,005	$ 45,600	$37,220
Other comprehensive (loss) gain			
Unrealized (loss) gain on cash flow hedge	(2,838)	23	(1,642)
Tax effect at statutory rate (federal and state)	753	(6)	420
Comprehensive income	$ 55,920	$ 45,617	$35,998
Comprehensive income attributable to non-controlling interest	(18,422)	(14,176)	(8,981)
Comprehensive income attributable to USPH shareholders	$ 37,498	$ 31,441	$27,017

The valuations of the Company's interest rate derivatives are measured as the present value of all expected future cash flows based on SOFR-based yield curves. The present value calculation uses discount rates that have been adjusted to reflect the credit quality of the Company and its counterparty, which is a Level 2 fair value measurement.

The carrying and fair value of the Company's interest rate derivatives (included in other current assets and other assets) were as follows:

	As of the Year Ended	
	December 31, 2025	December 31, 2024
	(In thousands)	
Other current assets	$743	$1,752
Other assets	177	2,006
	$920	$3,758

13. Leases

The Company has operating leases for its corporate offices and operating facilities. The Company determines if an arrangement is a lease at the inception of a contract. Right-of-use assets represent the Company's right to use an underlying asset during the lease term and operating lease liabilities represent net present value of the Company's obligation to make lease payments arising from the lease. Right-of-use assets and operating lease liabilities are recognized at commencement date based on the net present value of the fixed lease payments over the lease term. The Company's operating lease terms are generally five years or less. The Company's lease terms include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. As most of the Company's operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Operating fixed lease expense is recognized on a straight-line basis over the lease term. Variable lease payment amounts that cannot be determined at the commencement of the lease such as increases in lease payments based on changes in index rates or usage are not included in the right-of-use assets or operating lease liabilities. These are expensed as incurred and recorded as variable lease expense.

The components of lease expense were as follows.

	For the Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
	(In thousands)		
Operating lease cost	$49,031	$41,751	$38,559
Short-term lease cost	1,469	1,163	1,353
Variable lease cost	9,891	9,739	9,438
Sublease income	(437)	(481)	(526)
Total lease cost	$59,954	$52,172	$48,824

Lease costs are reflected in the consolidated statements of net income in the line item — rent, supplies, contract labor and other.

The supplemental cash flow information related to leases was as follows.

| | For the Year Ended | | |
| | December 31, 2025 | December 31, 2024 | December 31, 2023 |
		(In thousands)	
Cash paid for amounts included in the measurement of operating lease liabilities	$49,455	$42,934	$39,813
Right-of-use assets obtained in exchange for new operating lease liabilities	$54,192	$70,729	$36,264

The aggregate future lease payments for operating leases as of December 31, 2025, were as follows.

Fiscal Year	Amount (In thousands)
2026	$ 48,399
2027	39,300
2028	28,965
2029	20,167
2030 and thereafter	35,251
Total lease payments	$172,082
Less: imputed interest	19,376
Total operating lease liabilities	$152,706

Average lease terms and discount rates were as follows:

| | As of the Year Ended | | |
	December 31, 2025	December 31, 2024	December 31, 2023
Weighted-average remaining lease term	4.8 years	4.5 years	3.9 years
Weighted-average discount rate	5.0%	4.7%	4.0%

The Company leases certain properties from Michael G. Mayrsohn (lessor), who is the President of Metro. Mr. Mayrsohn was also elected to the Board of Directors by the Company's shareholders as of May 20, 2025. The two leases are classified as operating leases that expire on April 30, 2030, and December 31, 2031. During the year ended December 31, 2025, the Company paid a total of $0.5 million of lease payments to Mr. Mayrsohn. Metro has made leasehold improvements valued at $0.3 million as of December 31, 2025. The total of minimum future rental payments under these related party lease agreements is $2.6 million as of December 31,2025.

14.   Income Taxes

Significant components of deferred tax assets and liabilities included in the consolidated balance sheets as of the periods below were as follows.

| | As of the Year Ended | |
| | December 31, 2025 | December 31, 2024 |
	(In thousands)	
Deferred tax assets:		
Compensation	$ 2,045	$ 2,370
Provision for credit losses	792	747
Lease obligations - including closed clinics	29,888	36,205
Other	94	—
Deferred tax assets	$32,819	$39,322

	As of the Year Ended	
	December 31, 2025	**December 31, 2024**
	(In thousands)	
Deferred tax liabilities:		
Depreciation and amortization	$(31,274)	$(32,392)
Operating lease right-of-use assets	(28,109)	(34,221)
Gain on cash flow hedge	(244)	(960)
Change in revaluation of put-right liability	(312)	(638)
Other	(1,271)	(576)
Deferred tax liabilities	(61,210)	(68,787)
Net deferred tax liabilities	$(28,391)	$(29,465)

The deferred tax assets and liabilities related to purchased interests not yet finalized may result in an immaterial adjustment.

As of December 31, 2025, the Company has a federal tax payable of $0.9 million and state tax receivables of $3.1 million. The federal tax payable is included in accrued expenses and the state income tax receivable is included in other current assets on the accompanying consolidated balance sheets.

For the years ended December 31, 2025, 2024, and 2023 income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate of 21% as shown as in the following table:

	Year Ended December 31, 2025	
U.S. federal statutory rate	$12,472	21.0%
State and local income taxes, net of federal income tax effect[1]	5,068	8.5%
Non-deductible expenses	133	0.2%
Shortfall equity compensation deduction	330	0.6%
Non-deductible executive compensation	1,186	2.0%
Other reconciling items	619	1.1%
Income tax expense	$19,808	33.4%

_____

[1] State and local income taxes primarily consist of taxes in Tennessee, Maryland, Pennsylvania, Oregon, Georgia, New Jersey, and Virginia (which collectively represent the majority of this category).

	Year Ended December 31, 2024	
U.S. tax at statutory rate	$ 9,667	21.0%
State income taxes, net of federal benefit	2,946	6.4%
Shortfall equity compensation deduction	75	0.2%
Non-deductible expenses	907	2.0%
Return to provision adjustments	1,014	2.1%
Income tax expense	$14,609	31.7%

	Year Ended December 31, 2023	
U.S. tax at statutory rate	$ 8,483	21.0%
State income taxes, net of federal benefit	2,135	5.3%
Shortfall equity compensation deduction	123	0.3%
Non-deductible expenses	710	1.8%
Return to provision adjustments	705	1.7%
Income tax expense	$12,156	30.1%

Significant components of the provision for income taxes for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

	December 31, 2025	December 31, 2024	December 31, 2023
Current income tax expense:			
Federal	$ 6,753	$ 5,805	$ 6,996
State	2,456	3,930	512
Total current expense	9,209	9,735	7,508
Deferred income tax expense:			
Federal	7,471	4,006	3,819
State	3,128	868	829
Total deferred expense	10,599	4,874	4,648
Total income tax expense	$19,808	$14,609	$12,156

The components of income taxes paid for the period ended December 31, 2025, were as follows:

	December 31, 2025
Total Income Taxes Paid	$14,348
Federal	$ 9,647
State & Local:	
TN	$ 1,181
Other	$ 3,520

For 2025, 2024 and 2023, the Company performed a detailed reconciliation of its federal and state taxes payable and receivable accounts along with its federal and state deferred tax asset and liability accounts. The adjustments were immaterial. The Company considers this reconciliation process to be an annual control.

The Company is required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income in the periods which the deferred tax assets are deductible, management believes that a valuation allowance is not required, as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The Company's U.S. federal returns remain open to examination for 2022 through 2024 and U.S. state jurisdictions are open for periods ranging from 2021 through 2024.

The Company does not believe that it has any significant uncertain tax positions at December 31, 2025 and December 31, 2024, nor is this expected to change within the next twelve months due to the settlement and expiration of statutes of limitation.

The Company did not have any accrued interest or penalties associated with any unrecognized tax benefits nor was any interest expense recognized during the years ended December 31, 2025, 2024 and 2023.

15. Segment Information

The Company's reportable segments include the physical therapy operations segment and the IIP segment. Also included in the physical therapy operations segment are revenues from management contract services and other services which include services the Company provides on-site, such as athletic trainers for schools.

Physical Therapy Operations

The physical therapy operations segment primarily operates through subsidiary clinic partnerships ("Clinic Partnerships"), in which the Company generally owns a 1% general partnership interest in all the Clinic Partnerships. The Company's limited partnership interests generally range from 65% to 75% (the range is 30% -

99%) in the Clinic Partnerships. The managing therapist of each clinic owns, directly or indirectly, the remaining limited partnership interest in most of the clinics (hereinafter referred to as "Clinic Partnerships"). Some of the Clinic Partnerships serve as management services organizations which manage and provide staffing and a variety of administrative services to physical therapy provider entities in which the Company does not have an ownership interest. These Clinic Partnerships similarly are owned collectively by the Company and one or more physical therapists who are involved in the management of the operations. To a lesser extent, the Company operates some clinics through wholly-owned subsidiaries (hereinafter referred to as "Wholly-Owned Facilities").

The Company continues to seek to attract for employment physical therapists who have established relationships with physicians and other referral sources, by offering these therapists a competitive salary and incentives based on the profitability of the clinic that they manage. For multi-site clinic practices in which a controlling interest is acquired by the Company, the prior owners typically continue on as employees to manage the clinic operations, retain a non-controlling ownership interest in the clinics and receive a competitive salary for managing the clinic operations. In addition, the Company has developed satellite clinic facilities as part of existing Clinic Partnerships and Wholly-Owned Facilities, with the result that a substantial number of Clinic Partnerships and Wholly-Owned Facilities operate more than one clinic location.

Clinic Partnerships

For non-acquired Clinic Partnerships, the earnings and liabilities attributable to the non-controlling interests, typically owned by the managing therapist, directly or indirectly, are recorded within the balance sheets and income statements as *non-controlling interest—permanent equity*. For acquired Clinic Partnerships with redeemable non-controlling interests, the earnings attributable to the redeemable non-controlling interests are recorded within the consolidated balance sheets and income statements as *redeemable non-controlling interest—temporary equity*.

Wholly-Owned Facilities

For Wholly-Owned Facilities with profit sharing arrangements, an appropriate accrual is recorded for the amount of profit sharing due the clinic partners/directors. The amount is expensed as compensation and included in clinic operating costs—salaries and related costs. The respective liability is included in current liabilities—*accrued expenses* on the consolidated balance sheets.

Industrial Injury Prevention Services

Services provided in the IIP segment include onsite injury prevention and rehabilitation, performance optimization, post offer employment testing, functional capacity evaluations, and ergonomic assessments. The majority of these services are contracted with and paid for directly by employers, including a number of Fortune 500 companies. Other clients include large insurers and their contractors. The Company performs these services through industrial sports medicine professionals, consisting primarily of specialized certified athletic trainers.

Segment Financials

The Company, including its chief operating decision maker, the Chief Executive Officer, uses gross profit in its budget-to-actual, forecasting, and other analytical processes to assess segment performance and allocate resources.

The Company has provided additional information regarding its reportable segments which contributes to the understanding of the Company and provides useful information.

	For the Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
		(In thousands)	
Net revenue:			
Physical therapy operations	$666,589	$574,433	$526,548
Industrial injury prevention services	114,401	96,912	78,254
Total Company	$780,990	$671,345	$604,802

	For the Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
	(In thousands)		
Operating Costs:			
Salaries and related costs:			
Physical therapy operations	$388,641	$337,466	$302,765
Industrial injury prevention services	73,249	61,928	50,625
Total salaries and related costs	$461,890	$399,394	$353,390
Rent supplies, contract labor and other:			
Physical therapy operations	$124,226	$105,019	$ 97,873
Industrial injury prevention services	16,205	13,891	10,723
Total rent, supplies, contract labor and other	$140,431	$118,910	$108,596
Depreciation and amortization:			
Physical therapy operations	$ 17,834	$ 14,775	$ 12,576
Industrial injury prevention services	3,225	3,078	2,384
Total depreciation and amortization	$ 21,059	$ 17,853	$ 14,960
Provision for credit losses:			
Physical therapy operations	$ 7,562	$ 6,904	$ 6,129
Industrial injury prevention services	85	8	43
Total provision for credit losses	$ 7,647	$ 6,912	$ 6,172
Clinic closure costs:			
Physical therapy operations	$ 270	$ 4,355	$ 175
Industrial injury prevention services	—	—	—
Total clinic closure costs	$ 270	$ 4,355	$ 175
Total Company	$631,297	$547,424	$483,293
Gross profit:			
Physical therapy operations	$128,056	$105,914	$107,030
Industrial injury prevention services	21,637	18,007	14,479
Total Company	$149,693	$123,921	$121,509
Impairment of goodwill and other intangible assets			
Industrial injury prevention services	$ —	$ —	$ 17,495
Total impairment of goodwill and other intangible assets	$ —	$ —	$ 17,495
Impairment of assets held for sale			
Physical therapy operations	$ —	$ 2,418	$ —
Total impairment of assets held for sale	$ —	$ 2,418	$ —
Unallocated amounts			
Corporate office costs	$ 69,260	$ 58,290	$ 51,953
Interest expense, debt and other	9,459	8,015	9,303
Interest income from investments	(105)	(3,941)	(3,774)
Change in fair value of contingent earn-out consideration	(6,244)	219	1,550
Change in revaluation of put-right liability	1,322	82	(2,582)

	For the Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
	(In thousands)		
Equity in earnings of unconsolidated affiliate	(1,477)	(1,014)	(955)
Loss on sale of partnership	123	—	—
Relief Funds	—	—	(467)
Other	(458)	(357)	(390)
Total unallocated amounts	71,880	61,294	54,638
Income before taxes	$77,813	$60,209	$49,376

	December 31, 2025	December 31, 2024
Assets:		
Goodwill:		
Physical therapy operations	$ 604,440	$ 579,046
Industrial injury prevention services	87,952	88,106
Total goodwil	$ 692,392	$ 667,152
All other assets:		
Physical therapy operations	434,804	$ 415,039
Industrial injury prevention services	76,814	85,276
Total all other assets	511,618	500,315
Total Assets	$1,204,010	$1,167,467

Amortization of certain intangible assets was reallocated between the physical therapy operations and IIP segments. Prior year amounts were reallocated to conform with current presentation.

16. Investment in Unconsolidated Affiliate

Through one of its subsidiaries, the Company has a 49% joint venture interest in a company which provides physical therapy services for patients at hospitals. Since the Company is deemed to not have a controlling interest in the company, the Company's investment is accounted for using the equity method of accounting. The investment balance of this joint venture as of December 31, 2025, is $12.3 million and the earnings amounted to approximately $1.5 million. The investment balance of this joint venture as of December 31, 2024, was $12.2 million and the earnings amounted to approximately $1.0 million.

17. Equity Based Plans

U.S. Physical Therapy Stock Incentive Plans

Amended and Restated 1999 Employee Stock Option Plan

The Amended and Restated 1999 Employee Stock Option Plan (the ''Amended 1999 Plan'') permits the Company to grant to non-employee directors and employees of the Company up to 600,000 non-qualified options to purchase shares of common stock and restricted stock (subject to proportionate adjustments in the event of stock dividends, splits, and similar corporate transactions). The exercise prices of options granted under the Amended 1999 Plan are determined by the Compensation Committee. The period within which each option will be exercisable is determined by the Compensation Committee.

Amended and Restated 2003 Stock Option Plan

The Amended and Restated 2003 Stock Option Plan (the ''Amended 2003 Plan'') permits the Company to grant to key employees and outside directors of the Company incentive and non-qualified options and shares of restricted stock covering up to 2,600,000 shares of common stock (subject to proportionate adjustments in the event of stock dividends, splits, and similar corporate transactions). As of December 31, 2025, there were 0.3 million shares remaining that can be subject to new awards under the Amended 2003 Plan.

Stock-based compensation expense related to the Amended 1999 Plan and Amended 2003 Plan was approximately $8.3 million, $7.8 million, and $7.7 million for the years ended December 31, 2025, 2024 and 2023 respectively. As of December 31, 2025, the remaining $11.7 million compensation expense will be recognized over a weighted average period of 2.47 years.

Restricted Stock Awards

During 2025, 2024 and 2023, the Company granted the following shares of restricted stock to directors, officers, and employees pursuant to its equity plans as follows:

Year Granted	Number of Shares	Weighted Average Fair Value Per Share
2025	110,079	$ 88.98
2024	90,810	$101.30
2023	73,384	$102.79

During 2025, 2024 and 2023, the following shares were cancelled due to employee terminations prior to restrictions lapsing:

Year Cancelled	Number of Shares	Weighted Average Fair Value Per Share
2025	578	$ 94.98
2024	2,339	$103.81
2023	4,086	$103.99

Generally, restrictions on the stock granted to employees lapse in equal annual installments on the following four anniversaries of the date of grant. For those shares granted to directors, the restrictions will lapse in equal quarterly installments during the first year after the date of grant. For those granted to officers, the restriction will lapse in equal quarterly installments during the four years following the date of grant.

There were 164,163 and 140,276 shares outstanding as of December 31, 2025, and December 31, 2024, respectively, for which restrictions had not lapsed. The restrictions will lapse from 2026 through 2029.

Metro Equity Incentive Plan

The MSO Metro LLC 2024 Incentive Plan ("Metro Plan") was approved on October 31, 2024. The Metro Plan permits MSO Metro to grant to employee participants up to 5,000 Units of MSO Metro upon the attainment of certain EBITDA thresholds, subject to continuous employment. Upon vesting, the Units will contain both a call right and a put right at a fixed price based on the level of EBITDA that is reached. As the Units are subject to repurchase upon issuance at a fixed purchase price, the share-based compensation is classified as a liability.

The following table summarizes the Metro Plan activity during the years ended December 31, 2025 and December 31, 2024:

	Number of Units	Grant-Date Fair Value per Unit
Unvested as of January 1, 2024	—	—
Granted	4,650	1,530
Vested	—	—
Unvested as of December 31, 2024	4,650	1,530
Granted	—	—
Vested	—	—
Unvested as of December 31, 2025	4,650	1,530

The Company recognized $0.7 million of compensation expense related to the Metro Plan for the twelve months ended December 31, 2025. During the same period the fair value of the associated liability decreased $3.2 million. Unrecognized compensation expense related to the Metro Plan was $2.1 million as of December 31, 2025, to be amortized over a remaining period of approximately 4.0 years. There were no forfeitures during the twelve months ended December 31, 2025.

18. Preferred and Common Stock

Preferred Stock

The Board is empowered, without approval of the shareholders, to cause shares of preferred stock to be issued in one or more series and to establish the number of shares to be included in each such series and rights, powers, preferences, and limitations of each series. There are no provisions in the Company's Articles of Incorporation specifying the vote required by the holders of preferred stock to take action. All such provisions would be set out in the designation of any series of preferred stock established by the Board. The bylaws of the Company specify that, when a quorum is present at any meeting, the vote of the holders of at least a majority of the outstanding shares entitled to vote who are present, in person or by proxy, shall decide any question brought before the meeting, unless a different vote is required by law of the Company's Articles of Incorporation.

Because the Board has the power to establish the preferences and rights of each series, it may afford the holders of any series of preferred stock, preferences, powers, and rights, voting or otherwise, senior to the right of holders of common stock. The issuance of the preferred stock could have the effect of delaying or preventing a change in control of the Company.

Common Stock

In May 2023, the Company completed a secondary offering of 1,916,667 shares of its common stock at an offering price of $90.00 per share. Upon completion of the offering, the Company received net proceeds of approximately $163.6 million, after deducting an underwriting discount of $8.6 million and recognizing related fees and expenses of $0.2 million.

From September 2001 through December 31, 2008, the Board authorized the Company to purchase, in the open market or in privately negotiated transactions, up to 2,250,000 shares of the Company's common stock. In March 2009, the Board authorized the repurchase of up to 10% or approximately 1,200,000 shares of its common stock ("March 2009 Authorization"). Under the March 2009 Authorization, the Company has purchased a total of 859,499 shares. The Company is required to retire shares purchased under the March 2009 Authorization. In November 2023, the Board terminated the March 2009 Authorization such that any such proposed repurchase of our common stock would be considered and determined by the Board at such time.

The Company's Board of Directors approved a share repurchase program effective August 5, 2025. The program authorizes the repurchase by the Company of up to $25.0 million of its outstanding shares of common stock over the period ending on December 31, 2026. Under the share repurchase program, shares may be repurchased from time to time in the open market or negotiated transactions at prevailing market rates, or by other means in accordance with federal securities laws. The timing and amount of share repurchases under the share repurchase program, if any, will depend on several factors, including the Company's stock price performance, ongoing capital allocation priorities and general market conditions. During the year ended December 31, 2025, the Company purchased 81,322 shares of its common stock under the Share Repurchase Program that were each cancelled at the time of repurchase for a total of $5.6 million. As of December 31, 2025, $19.4 million remained available for repurchases under the Company's share repurchase program.

The following table summarizes the Company's repurchase activity for the periods presented. The cost of repurchased shares is presented as treasury stock in the consolidated balance sheets.

	For the Month Ended		
	December 31, 2025	November 30, 2025	October 31, 2025
Number of shares repurchased.	—	81,322	—
Total cost of shares repurchased	$—	$5,566,165	$—
Average price (including brokers' commission)	$—	$ 68.45	$—

19. Defined Contribution Plan

The Company has several 401(k) profit sharing plans covering certain employees with three months of service. For certain plans, the Company makes matching contributions. The Company may also make discretionary contributions of up to 50% of employee contributions. The Company did not make any discretionary contributions for the years ended December 31, 2025, 2024 and 2023.The Company matching contributions totaled $3.7 million, $2.6 million and $2.2 million, respectively, for the years ended December 31, 2025, 2024 and 2023.

20. Contingencies

The Company is a party to various legal actions, proceedings, and claims (some of which are not insured), and regulatory and other governmental audits and investigations in the ordinary course of our business.

21. Subsequent Events

On January 2, 2026, the Company acquired an eight-clinic practice with eight clinic locations. The prior owners retained 50% ownership interest.

On January 31, 2026, the Company acquired 70% of an industrial injury prevention business. The previous owners retained a 30% ownership interest.

On February 2, 2026, we announced a 10-year strategic alliance between our subsidiary partner, Metro, and a prominent New York hospital system, whereby 60 of Metro's existing outpatient physical therapy clinics in New York will become part of the hospital system's clinical services network. The alliance is expected to begin operations with an initial group of clinics in mid-2026, with all 60 clinics anticipated to be operational by year-end 2026.

On February 24, 2026, the Company's Board of Directors raised the Company's quarterly dividend rate from $0.45 per share to $0.46 per share, effective immediately, and declared a quarterly dividend for the first quarter of 2026 at the higher rate. The dividend will be payable on April 10, 2026, to shareholders of record on March 13, 2026.

On February 25, 2026, the Company announced a 10-year strategic alliance between another of its subsidiary partners and a local hospital system whereby the subsidiary partner's existing 10 outpatient physical therapy clinics will become part of the hospital system's clinical services network.

ITEM 9. CHANGES IN DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Exchange Act) as of the end of the fiscal period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that the information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. U.S. Physical Therapy, Inc. and subsidiaries' (the "Company") internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, the risk. Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria described in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The Company's internal control over financial reporting has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report included on page 56.

Changes in Internal Control over Financial Reporting

In October 2024, we entered into an Equity Interest Purchase Agreement with MSO Metro, LLC and became the managing member. As part of our ongoing integration activities, we implemented new internal controls and procedures at Metro.

Except for the implementation of new internal controls and procedures at the new entity noted above, there were no changes in our internal control over financial reporting during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   *OTHER INFORMATION*

Not applicable.

ITEM 9C.   *DISCLOSURE REGARDING FOREIGN JURISDICATIONS THAT PREVENT INSPECTION*

Not applicable.

PART III

ITEM 10.   *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required in response to this Item 10 is incorporated herein by reference to our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year covered by this report.

ITEM 11.   *EXECUTIVE COMPENSATION*

The information required in response to this Item 11 is incorporated herein by reference to our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year covered by this report.

ITEM 12.   *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMEMNT AND RELATED STOCKHOLDER MATTERS*

The information required in response to this Item 12 is incorporated herein by reference to our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year covered by this report.

ITEM 13.   *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required in response to this Item 13 is incorporated herein by reference to our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year covered by this report.

ITEM 14.   *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required in response to this Item 14 is incorporated herein by reference to our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year covered by this report.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

Documents filed as a part of this report:

1. *Financial Statements* Reference is made to the Index to Financial Statements and Related Information under Item 8 in Part II hereof, where these documents are listed.

2. *Financial Statement Schedules* See page 106 for Schedule II — Valuation and Qualifying Accounts. All other schedules are omitted because of the absence of conditions under which they are required or because the required information is shown in the financial statements or notes thereto.

3. *Exhibits* The exhibits listed in List of Exhibits on the next page are filed or incorporated by reference as part of this report.

EXHIBIT INDEX
LIST OF EXHIBITS

Number	Description
1.1	Underwriting Agreement dated May 24, 2023, by and between U.S. Physical Therapy, and BofA Securities, Inc. and J.P. Morgan Securities LLC., as representatives of the several underwriters named therein. [incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the SEC on May 25, 2023.]
3.1	Articles of Incorporation of the Company [filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference].
3.2	Amendment to the Articles of Incorporation of the Company [filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference].
3.3	Amended and Restated Bylaws of U.S. Physical Therapy, Inc. effective as of August 5, 2025 [incorporated by reference to Exhibit 3.2 filed on the Company's Form 10-Q filed with the SEC on August 8, 2025].
3.4	Bylaws of the Company, as amended [filed as an exhibit to the Company's Form 10-KSB for the year ended December 31, 1993 and incorporated herein by reference—Commission File Number—1-11151].
4.1	Description of Company Securities [incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K filed with the SEC on February 28, 2020.]
10.1	1999 Employee Stock Option Plan (as amended and restated May 20, 2008) [incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 17, 2008].
10.2	U.S. Physical Therapy, Inc. 2003 Stock Incentive Plan, (as amended and restated effective March 26, 2016) [incorporated herein by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2016.]
10.3	First Amendment to U.S. Physical Therapy, Inc. 2003 Stock Incentive Plan, (as amended and restated effective March 26, 2016) effective on March 1, 2022 [incorporated herein by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 4, 2022.]
10.4	Form of Restricted Stock Agreement [incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on March 16, 2016].
10.5	Third Amended and Restated Employment Agreement by and between the Company and Christopher J. Reading dated effective May 21, 2019 [incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 22, 2019]
10.6	Amended & Restated Employment Agreement commencing by and between the Company and Graham Reeve dated effective May 21, 2019 [incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on May 22, 2019]
10.7	Form of Restricted Stock Agreement [incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on March 22, 2019]
10.8	Amendment to Employment Agreement entered into as of March 26, 2020 by and between the Company and Christopher Reading [incorporated by reference to Exhibit 10.3 to the Company Current Report on Form 8-K filed with the SEC on March 26, 2020].
10.9	Amendment to Employment Agreement entered into as of March 26, 2020 by and between the Company and Graham Reeve [incorporated by reference to Exhibit 10.4 to the Company Current Report on Form 8-K filed with the SEC on March 26, 2020].

Number	Description

10.10   Employment Agreement by and between the Company and Eric Williams entered into on December 3, 2020 and commencing as of July 1, 2021 [filed by reference to Exhibit 10.1 to the Company Current Report on Form 8-K filed with the SEC on December 7, 2020.]

10.11   U. S. Physical Therapy, Inc. Objective Long-Term Incentive Plan for Senior Management for 2021, effective March 17, 2021 [incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 16, 2021]

10.12   U. S. Physical Therapy, Inc. Discretionary Long-Term Incentive Plan for Senior Management for 2021, effective March 17, 2021 [incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 16, 2021]

10.13   Third Amended and Restated Credit Agreement dated as of June 17, 2022 among the Company, as the borrower, and Bank of America, N.A., as Administrative Agent, Regions Capital Markets as Syndication Agent, BofA Securities Inc. and Regions Capital Markets as Joint Load Arrangers, BofA Securities Inc., as Sole Bookrunner and the lenders named therein. [incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 10-Q filed with the SEC on June 21, 2022]

10.14   Employment Agreement by and between the Company and Rick Binstein entered into on March 23, 2022 [incorporated by reference to Exhibit 10.1 to the Company Current Report on Form 8-K filed with the SEC on March 23, 2022]

10.15   U. S. Physical Therapy, Inc. Objective Long-Term Incentive Plan for Senior Management for 2022, effective March 14, 2022 [incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 14, 2022]

10.16   U. S. Physical Therapy, Inc. Discretionary Long-Term Incentive Plan for Senior Management for 2022, effective March 14, 2022 [incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 14, 2022]

10.17   U. S. Physical Therapy, Inc. Objective Cash/RSA Bonus Plan for Senior Management for 2022, effective March 14, 2022 [incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 14, 2022]

10.18   U. S. Physical Therapy, Inc. Discretionary Cash/RSA Bonus Plan for Senior Management for 2022, effective March 14, 2022 [incorporated by reference to Exhibit 99.4 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 14, 2022]

10.19   U. S. Physical Therapy, Inc. Objective Long-Term Incentive Plan for Senior Management for 2023, effective March 2, 2023 [incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 8, 2023]

10.20   U. S. Physical Therapy, Inc. Discretionary Long-Term Incentive Plan for Senior Management for 2023, effective March 2, 2023 [incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 8, 2023]

10.21   U. S. Physical Therapy, Inc. Objective Cash/RSA Bonus Plan for Senior Management for 2023, effective March 2, 2023 [incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 8, 2023]

10.22   U. S. Physical Therapy, Inc. Discretionary Cash/RSA Bonus Plan for Senior Management for 2023, effective March 2, 2023 [incorporated by reference to Exhibit 99.4 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 8, 2023]

Number	Description
10.23	Employment Agreement entered into as of November 9, 2020 by and between U.S. Physical Therapy and Carey Hendrickson [incorporated by reference to Exhibit 10.1 to the Company Current Report on Form 8-K filed with the SEC on September 23, 2020.]
10.24	U. S. Physical Therapy, Inc. Objective Long-Term Incentive Plan for Senior Management for 2024, effective March 6, 2024 [incorporated by reference to Exhibit 99.1 to the Company Current Report on Form 8-K filed with the SEC on March 7, 2024].
10.25	U. S. Physical Therapy, Inc. Discretionary Long-Term Incentive Plan for Senior Management for 2024, effective March 6, 2024 [incorporated by reference to Exhibit 99.2 to the Company Current Report on Form 8-K filed with the SEC on March 7, 2024].
10.26	U. S. Physical Therapy, Inc. Objective Cash/RSA Bonus Plan for Senior Management for 2024, effective March 6, 2024 [incorporated by reference to Exhibit 99.3 to the Company Current Report on Form 8-K filed with the SEC on March 7, 2024].
10.27	U. S. Physical Therapy, Inc. Discretionary Cash/RSA Bonus Plan for Senior Management for 2024, effective March 6, 2024 [incorporated by reference to Exhibit 99.4 to the Company Current Report on Form 8-K filed with the SEC on March 7, 2024].
10.28	U. S. Physical Therapy, Inc. First Amendment to Third Amended and Restated Employment Agreement, entered into as of May 27, 2024, by and between the Company and Christopher Reading [incorporated by reference to Exhibit 99.1 to the Company Current Report on Form 8-K filed with the SEC on May 31, 2024].
10.29	U. S. Physical Therapy, Inc. First Amendment to Employment Agreement, entered into as of May 27, 2024, by and between the Company and Eric Williams [incorporated by reference to Exhibit 99.2 to the Company Current Report on Form 8-K filed with the SEC on May 31, 2024].
10.30	U. S. Physical Therapy, Inc. First Amendment to Amended and Restated Employment Agreement, entered into as of May 27, 2024, by and between the Company and Graham Reeve [incorporated by reference to Exhibit 99.3 to the Company Current Report on Form 8-K filed with the SEC on May 31, 2024].
10.31	U. S. Physical Therapy, Inc. First Amendment to Employment Agreement, entered as of May 27, 2024, by and between the Company and Carey Hendrickson [incorporated by reference to Exhibit 99.4 to the Company Current Report on Form 8-K filed with the SEC on May 31, 2024].
10.32	U. S. Physical Therapy, Inc. First Amendment to Amended and Restated Employment Agreement, entered as of May 27, 2024, by and between the Company and Richard Binstein [incorporated by reference to Exhibit 99.5 to the Company Current Report on Form 8-K filed with the SEC on May 31, 2024].
10.33	Equity Interest Purchase Agreement dated as of October 7, 2024 among U.S. Physical Therapy, Ltd., MSO Metro, LLC, the member of MSO Metro, LLC and Michael G. Mayrsohn as Sellers' Representative. [incorporated by reference}
10.34	Second Amendment to the Credit Agreement dated as of September 27, 2024 among the Company, as the borrower, and Bank of America, N.A., as Administrative Agent, Regions Capital Markets as Syndication Agent, BofA Securities Inc. and Regions Capital Markets as Joint Load Arrangers, BofA Securities Inc., as Sole Bookrunner and the lenders named therein [incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by U.S. Physical Therapy, Inc. on November 8, 2024].
10.35	Form of Amendment to the Restricted Stock Agreements.
10.36	Form of Restricted Stock Agreement.

Number	Description
10.37	U. S. Physical Therapy, Inc. Objective Long-Term Incentive Plan for Senior Management for 2025, effective March 26, 2025. [incorporated by reference to Exhibit 99.1 on the Company's Current Report on Form 8-K filed with the SEC on March 28, 2025.]
10.38	U. S. Physical Therapy, Inc. Discretionary Long-Term Incentive Plan for Senior Management for 2025, effective March 26, 2025. [incorporated by reference to Exhibit 99.2 on the Company's Current Report on Form 8-K filed with the SEC on March 28, 2025.]
10.39	U.S. Physical Therapy, Inc. Objective Cash/RSA Bonus Plan for Senior Management for 2025, effective March 26, 2025. [incorporated by reference to Exhibit 99.3 on the Company's Current Report on Form 8-K filed with the SEC on March 28, 2025.]
10.40	U.S. Physical Therapy, Inc. Discretionary Cash/RSA Bonus Plan for Senior Management for 2025, effective March 26, 2025. [incorporated by reference to Exhibit 99.4 on the Company's Current Report on Form 8-K filed with the SEC on March 28, 2025.]
97.1+	U.S. Physical Therapy Compensation Clawback Policy [incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with SEC on February 29, 2024]
19.1*	U.S. Physical Therapy, Inc. Insider Trading Policy
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm—Grant Thornton LLP
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
32*	Certification of 18 U.S.C 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

_____

*   Filed herewith

FINANCIAL STATEMENT SCHEDULE*
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
(In Thousands)

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at End of Period
YEAR ENDED DECEMBER 31, 2025:					
Reserves and allowances deducted from asset accounts:					
Allowance for credit losses[1] . . .	$3,506	$7,647	—	$7,294[2]	$3,859
YEAR ENDED DECEMBER 31, 2024:					
Reserves and allowances deducted from asset accounts:					
Allowance for credit losses[1] . . .	$2,736	$6,912	—	$6,142[2]	$3,506
YEAR ENDED DECEMBER 31, 2023:					
Reserves and allowances deducted from asset accounts:					
Allowance for credit losses[1] . . .	$2,829	$6,172	—	$6,265[2]	$2,736

---

[1]   Related to patient accounts receivable and accounts receivable—other.

[2]   Uncollectible accounts written off, net of recoveries.

*   All other schedules are omitted because of the absence of conditions under which they are required or because the required information is shown in the financial statements or notes thereto.

ITEM 16.   *FORM 10-K SUMMARY*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. PHYSICAL THERAPY, INC.
(Registrant)

By: /s/ Carey Hendrickson
_____

Carey Hendrickson
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: February 27, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of the date indicated above.

/s/ Carey Hendrickson **Carey Hendrickson**	Chief Financial Officer(Principal Financial Officer and Principal Accounting Officer)	February 27, 2026
/s/ Chris J. Reading **Chris J. Reading**	Chief Executive Officer, and Chairman of the Board of Directors(Principal Executive Officer)	February 27, 2026
/s/ Bernard A. Harris **Dr. Bernard A. Harris, Jr.**	Lead Independent Director	February 27, 2026
/s/ Kathleen A. Gilmartin **Kathleen A. Gilmartin**	Director	February 27, 2026
/s/ Anne B. Motsenbocker **Anne Motsenbocker**	Director	February 27, 2026
/s/ Regg E. Swanson **Regg E. Swanson**	Director	February 27, 2026
/s/ Clayton K. Trier **Clayton K. Trier**	Director	February 27, 2026
/s/ Nancy J. Ham **Nancy J. Ham**	Director	February 27, 2026
/s/ Michael G. Mayrsohn **Michael G. Mayrsohn**	Director	February 27, 2026

EXHIBIT 4.1

The Company's authorized capital stock consists of 500,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), and 20,000,000 Common Stock.

The following is a summary of the material provisions of the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation") and Amended and Restated By-laws (the "By-laws"), insofar as they relate to the material terms of the Common Stock. This description summarizes the material terms and provisions of the Common Stock, but it is not complete. This summary is qualified in its entirety by reference to the Certificate of Incorporation and By-laws, which are incorporated herein by reference.

Each holder of the Common Stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock would be entitled to share in the Company's assets remaining after the payment of the Company's debts and liabilities. Holders of the Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we may designate in the future.

The Common Stock is not convertible into, or exchangeable for, any other class or series of the Company's capital stock. Holders of the Common Stock do not have preemptive or other rights to subscribe for or purchase additional securities of the Company. Certain provisions of the Company's articles of incorporation and bylaws may delay, discourage, prevent or render more difficult an attempt to obtain control of the Company, whether through a tender offer, business combination, proxy contest or otherwise. These provisions include the charter authorization of "blank check" preferred stock (as described above) and a restriction on the ability of stockholders to call a special meeting.

EXHIBIT 21.1

Name	DBA	State of Formation
1 On 1 Physical Therapy, LLC		DE
2037953 Ontario, Inc.		Canada
Ability Health PT Management GP, LLC		TX
Ability Health Services and Rehabilitation, L.P.	Ability Rehabilitation SST Rehab	TX
Achieve Management GP, LLC		TX
Achieve Physical Therapy and Performance, Limited Partnership		TX
Action Therapy Centers, Limited Partnership	Action Physical Therapy Houston Hand Therapy PT Professionals	TX
Adams County Physical Therapy, Limited Partnership		TX
Advance Rehabilitation & Consulting, Limited Partnership		TX
Advance Rehabilitation Management GP, LLC		TX
Agape Physical Therapy & Sports Rehabilitation, Limited Partnership	Impact Sports Impact Sports PT	TX
Agape Physical Therapy Management GP, LLC		TX
Agility Spine & Sports PT Management GP LLC		TX
Agility Spine & Sports Physical Therapy and Rehabilitation, Limited Partnership	Sol Physical Therapy	TX
ARC Iowa PT Plus, LLC		TX
ARC Physical Therapy Plus, Limited Partnership		TX
ARC PT Management GP, LLC		TX
ARCH Physical Therapy and Sports Medicine, Limited Partnership		TX
Arrow Physical Therapy, Limited Partnership	Broken Arrow Physical Therapy	TX
Arrowhead Physical Therapy, Limited Partnership	Elite Sports Medicine & Physical Therapy	TX
Ashland Physical Therapy, Limited Partnership		TX
Atlas PT Management GP, LLC		TX
Atlas Physical Therapy, Limited Partnership	Vertical Motion Physical Therapy	CO
Audubon Physical Therapy, Limited Partnership		TX
Barren Ridge Physical Therapy, Limited Partnership		TX
Bayside Management GP, LLC		TX
Bayside Physical Therapy & Sports Rehabilitation, Limited Partnership		TX
Beaufort Physical Therapy, Limited Partnership		TX
Bow Physical Therapy & Spine Center, Limited Partnership		TX
Brazos Valley Physical Therapy, Limited Partnership		TX
Brick Hand & Rehabilitative Services, Limited Partnership		TX
Briotix Health, Limited Partnership	InSite Health (6/25/2020 - Per Cyndi M. and Leon P. this dba is no longer used).	DE

Name	DBA	State of Formation
Briotix Management GP, LLC		TX
BTE Workforce Solutions, LLC (formerly BTE Technoligies, Inc.)		DE
C. Foster Physical Therapists, Limited Partnership		TX
C. Foster PT Management GP, LLC		TX
Cape Cod Hand Therapy, Limited Partnership	Cape Cod Hand & Upper Extremity Therapy	TX
Carbon County Therapy, LLC		WY
Carolina Physical Therapy and Sports Medicine, Limited Partnership		TX
Carolina PT Management GP, LLC		TX
Center for Physical Rehabilitation and Therapy, Limited Partnership		DE
Cleveland Physical Therapy, Ltd.		TX
Clinical Partnership Solutions, LLC	ProgressiveHealth Clinical Partnership Solutions	IN
Clinical Management Solutions, LLC	ProgressiveHealth Clinical Management Solutions	IN
Comprehensive Hand & Physical Therapy, Limited Partnership		TX
Coppell Spine & Sports Rehab, Limited Partnership	North Davis/Keller Physical Therapy Physical Therapy of Colleyville Physical Therapy of North Texas Physical Therapy of Corinth Trinity Sports & Physical Therapy Physical Therapy of Flower Mound Southlake Physical Therapy Physical Therapy of Trophy Club Heritage Trace Physical Therapy Therapy Partners of Frisco/Little Elm Therapy Partners of North Texas Pelvic Health Specialists at Therapy Partners of North Texas Clair Physical Therapy	TX
CPR Management GP, LLC		TX
Cross Creek Physical Therapy, Limited Partnership		TX
Crossroads Physical Therapy, Limited Partnership	Green Oaks Physical Therapy - Fort Worth Green Oaks Physical Therapy	TX
Crossroads Rehabilitation, Limited Partnership	Crossroads Physical Therapy	TX
Custom Physical Therapy, Limited Partnership	Custom Physical Therapy (Washoe County)	TX
Cutting Edge Physical Therapy, Limited Partnership		TX
Dearborn Physical Therapy, Ltd.	Advanced Physical Therapy	TX
Decatur Hand and Physical Therapy Specialists, Limited Partnership		TX

Name	DBA	State of Formation
Dekalb Comprehensive Physical Therapy, Limited Partnership		TX
Denali Physical Therapy, Limited Partnership		TX
DHT Hand Therapy, Limited Partnership	Arizona Desert Hand Therapy Services Desert Hand and Physical Therapy	TX
DHT Management GP, LLC		TX
Dynamic Hand Therapy & Rehabilitation, Limited Partnership		TX
Eastgate Physical Therapy, Limited Partnership	Summit Physical Therapy	TX
Edge Physical Therapy, Limited Partnership	River's Edge Physical Therapy	TX
Elite PT Management GP, LLC		TX
Elite Spine and Sports Physical Therapy, LP		TX
STAR Performance and Concierge, LLC		TX
Empower Physical Therapy, Limited Partnernship		TX
Enid Therapy Center, Limited Partnership	Enid Physical Therapy	TX
ESSMC Management GP, LLC		TX
East Suburban Sports Medicine Center, LP	East Suburban Sports Medicine Center (ESSMC): Greensburg East Suburban Sports Medicine Center (ESSMC): Kiski East Suburban Sports Medicine Center (ESSMC): Monroeville East Suburban Sports Medicine Center (ESSMC): Murrysville East Suburban Sports Medicine Center (ESSMC): North Huntingdon East Suburban Sports Medicine Center (ESSMC): Penn Hills East Suburban Sports Medicine Center (ESSMC): Penn Township East Suburban Sports Medicine Center (ESSMC): Plum East Suburban Sports Medicine Center (ESSMC): Scottdale	TX
Everett Management, LLC		WA
Evergreen Physical Therapy, Limited Partnership		TX
Excel Physical Therapy, Limited Partnership		TX
Excel PT Texas GP, LLC		TX
Excel Orthopedic PT Management GP, LLC		TX
Excel Orthopedic Physical Therapy, Limited Partnership	Excel Physical Therapy	TX
Fit2WRK, Inc.		TX
Five Rivers Therapy Services, Limited Partnership	Peak Physical Therapy	TX
Flannery Physical Therapy, Limited Partnership	Physical Therapy Plus	TX
Four Pines PT Management GP, LLC		TX
Four Pines Physical Therapy, Limited Partnership		TX

Name	DBA	State of Formation
Fredericksburg Physical Therapy, Limited Partnership		TX
Fremont PT Management GP, LLC		TX
Fremont Therapy Group, Limited Partnership		TX
Frisco Physical Therapy, Limited Partnership	PT of Prosper	TX
Gahanna Physical Therapy, Limited Partnership	Cornerstone Physical Therapy	TX
Genesee Valley Physical Therapy, Limited Partnership		TX
Green Oaks Physical Therapy, Limited Partnership		TX
Hamilton Physical Therapy Services, LP		TX
Hand and Physical Therapy of Wyoming, Limited Partnership		TX
Hands-On Sports Medicine, Limited Partnership	Metro Spine and Sports Rehabilitation	TX
Hanoun Medical, Inc.	BTE Workforce Solutions Briotix Health	Ontario, Canada
Harbor Physical Therapy, Limited Partnership		TX
HH Rehab Associates, Inc.	Genesee Valley Physical Therapy Theramax Physical Therapy	MI
High Plains Physical Therapy, Limited Partnership		TX
Highlands Physical Therapy & Sports Medicine, Limited Partnership		TX
Horizon Rehabilitation PT Management GP, LLC		TX
Horizon Rehabilitation and Sports Medicine, Limited Partnership		TX
Houston On Demand Physical Therapy, LLC		TX
HPTS Management GP, LLC		TX
Indy ProCare Physical Therapy, Limited Partnership		TX
Integrated Rehab PT Management GP, LLC		TX
Integrated Rehabilitation Services, Limited Partnershp		TX
Integrius, LLC		GA
InSite Health Limited Partnership		DE
Intermountain Physical Therapy, Limited Partnership		TX
Jackson Clinics PT Management GP , LLC		TX
Jackson Clinics, Limited Partnership		TX
Jaco Rehab Honolulu Management GP, LLC		TX
Jaco Kapolei Management GP, LLC		TX
Jaco Mililani Management GP LLC		TX
Jaco Waikele Management GP LLC		TX
Jaco Rehab Honolulu, Limited Partnership		TX
Jaco Rehab Kapolei, Limited Partnership		TX
Jaco Rehab Mililani, Limited Partnership		TX
Jaco Rehab Waikele, Limited Partnership		TX
Joan Ostermeier Physical Therapy, Limited Partnership	Sport & Spine Clinic of Wittenberg	TX
Julie Emond Physical Therapy, Limited Partnership	Maple Valley Physical Therapy	TX

Name	DBA	State of Formation
Kelly Lynch Physical Therapy, Limited Partnership	Sport & Spine Clinic of Watertown	TX
Kennebec Physical Therapy, LLC		TX
Kingwood Physical Therapy, Ltd.	Spring-Klein Physical Therapy West Woodlands Physical Therapy Lake Conroe Sports Medicine and Rehabilitation Cypress Oaks Physical Therapy Star Therapy Services of Fairfield; Grand Oaks Sports Medicine and Rehabilitation Star Therapy Services of Lakewood	TX
Lake Houston Physical Therapy, Limited Partnership	Northern Oaks Orthopedic & Sports PT	TX
Leader Physical Therapy, Limited Partnership	Memphis Physical Therapy	TX
Life Fitness Physical Therapy, LLC	In Balance Physical Therapy Herbst Physical Therapy	MD
Life Strides Physical Therapy and Rehabilitation, Limited Partnership		TX
LiveWell Physical Therapy, Limited Partnership		TX
Madden and Gilbert PT GP, LLC		TX
Madden and Gilbert Physical Therapy, LP		TX
Madison Physical Therapy, Limited Partnership		TX
Madison Spine, Limited Partnership		TX
Max Motion Physical Therapy, Limited Partnership		TX
Merrill Physical Therapy, Limited Partnership		TX
Metro Allstar LLC		NY
Metro PT Amityville LLC		NY
Metro Ardsley LLC		NY
Metro Bayshore LLC		NY
Metro Bethpage, LLC		NY
Metro Buchanan LLC		NY
Metro Court ST LLC		NY
Metro Center Moriches LLC		NY
Metro Commack LLC		NY
Metro Croton LLC		NY
Metro East Northport LLC		NY
Metro Franklin Square, LLC		NY
Metro Forest Ave. LLC		NY
Metro Great Neck South LLC		NY
Metro Greenvale LLC		NY
Metro Hampton Bays LLC		NY
Metro Hauppauge LLC		NY
Metro Hewlett LLC		NY
Metro Holtsville LLC		NY
Metro Huntington LLC		NY

Name	DBA	State of Formation
Metro Jericho 314 LLC		NY
Metro Long Beach House LLC		NY
Metro Mineola PT LLC		NY
Metro Mohegan Lake LLC		NY
Metro Mystic LLC		CT
Metro Oakdale LLC		NY
Metro Oceanside LLC		NY
Metro OCR Basement LLC		NY
Metro PT Patchogue LLC		NY
Metro Plainview LLC		NY
Metro Port Wash LLC		NY
Metro Riverhead LLC		NY
Metro Rocky Point LLC		NY
Metro Ronkonkoma LLC		NY
Metro RVC, LLC		NY
Metro Setauket Old Town Road LLC		NY
Metro Setauket Tech LLC		NY
Metro P.T. Selden LLC		NY
Metro PT Smithtown LLC		NY
Metro Wading River LLC		NY
Metro West Babylon LLC		NY
Metro Westerly LLC		RI
Metro Physical Therapy, LLC		TX
Mishock Physical Therapy, Limited Partnership	Xcelerate Physical Therapy	TX
Mishock PT Management GP, LLC		TX
Mission Rehabilitation and Sports Medicine, Limited Partnership	RYKE Rehabilitation	TX
Mobile Spine and Rehabilitation, Limited Partnership		TX
Momentum Physical & Sports Rehabilitation, L.P.	Momentum Physical Therapy & Sports Rehab; Momentum On-Demand Momentum Mobile PT Momentum Physical Therapy	TX
Mountain View Physical Therapy, Limited Partnership	Mountain View Physical and Hand Therapy	TX
MSO Metro, LLC		NY
MSPT Management GP, LLC		TX
National Rehab Delaware, Inc.		DE
National Rehab GP, Inc.		TX
National Rehab Management GP, Inc.		TX
New Horizons Physical Therapy, Limited Partnership		TX
Norman Physical Therapy, Limited Partnership		TX

Name	DBA	State of Formation
North Jersey Game On Physical Therapy, Limited Partnership	Madison Spine & Physical Therapy	TX
North Lake Physical Therapy and Rehab, Limited Partnership		TX
North Lake PT Management GP, LLC		TX
Northern Edge PT Management GP, LLC		TX
Northern Edge Physical Therapy, Limited Partnership		DE
Northern Lights Physical Therapy, Limited Partnership		TX
Northwest PT Management GP, LLC		TX
Northwoods Physical Therapy, Limited Partnership		TX
OPR Management Services, Inc.		TX
OSR Physical Therapy, Limited Partnership		TX
OSR Physical Therapy Management GP LLC		TX
One to One PT Management GP LLC		TX
One to One Physical Therapy, Limited Partnership		DE
Oregon Spine & Physical Therapy, Limited Partnership	Peak State Physical Therapy	TX
P4 Physical Therapy, Limited Partnership	Southern Rehab & Sports Medicine ACT Physical Therapy	TX
Peak Performance PT Management GP, LLC		TX
Peak Performance Physical Therapy, Limited Partnership		TX
Pelican State Physical Therapy, Limited Partnership	Audubon Physical Therapy	TX
Penns Wood Physical Therapy, Limited Partnership		TX
PerformancePro Sports Medicine and Rehabilitation, Limited Partnership		TX
Phoenix Physical Therapy, Limited Partnership		TX
Physical Restoration and Sports Medicine, Limited Partnership		TX
Physical Therapy Northwest, Limited Partnership		TX
Physical Therapy and Spine Institute, Limited Partnership		TX
Physical Therapy Solutions, Limited Partnership		DE
Pinnacle Therapy Services, LLC		DE
Pioneer Physical Therapy, Limited Partnership		TX
Plymouth Physical Therapy Specialists, Limited Partnership		TX
Port City Physical Therapy, Limited Partnership		TX
Precision Physical Therapy, Limited Partnership		TX
Premier Physical Therapy and Sports Performance, Limited Partnership		DE
Premier Management GP, LLC		DE
ProActive Physical Therapy, Limited Partnership		TX
ProCare Physical Therapy Management GP, LLC		TX

Name	DBA	State of Formation
ProCare PT, Limited Partnership		TX
ProgressiveHealth Companies, LLC		DE
ProgressiveHealth Occ Health, LLC		IN
ProgressiveHealth HealthSpot, LLC		IN
ProgressiveHealth, LLC		IN
ProgressiveHealth Rehabilitation Solutions, Inc.		GA
Progressive Physical Therapy Clinic, Ltd.	Progressive Hand and Physical Therapy	TX
PTS GP Management, LLC		TX
Quad City Physical Therapy & Spine, Limited Partnership		TX
RACVA GP, LLC		TX
R. Clair Physical Therapy, Limited Partnership	Clair Physical Therapy	TX
Radtke Physical Therapy, Limited Partnership		TX
Reaction Physical Therapy, LLC		DE
Rebound Physical Therapy, Limited Partnership		TX
Rebound PT Management GP, LLC		TX
Red River Valley Physical Therapy, Limited Partnership		TX
Redmond Ridge Management, LLC		WA
Regional Physical Therapy Center, Limited Partnership		TX
Rehab Partners #1, Inc.		TX
Rehab Partners #2, Inc.		TX
Rehab Partners #3, Inc.		TX
Rehab Partners #4, Inc.		TX
Rehab Partners #5, Inc.		TX
Rehab Partners #6, Inc.		TX
Rehab Partners Acquisition #1, Inc.		TX
Rehabilitation Associates of Central Virginia, Limited Partnership	Rehab Associates of Central Virginia (Campbell County)	TX
Rice Rehabilitation Associates, Limited Partnership		TX
Riverview Physical Therapy, Limited Partnership (formerly Yarmouth Physical Therapy)		TX
Roepke Physical Therapy, Limited Partnership	Elite Hand & Upper Extremity Clinic	TX
RYKE Management GP, LLC		TX
Saginaw Valley Sport and Spine, Limited Partnership	Sport & Spine Physical Therapy and Rehab; Evergreen PT	TX
Saline Physical Therapy of Michigan, Ltd.	Physical Therapy in Motion	TX
San Antonio On Demand Physical Therapy, LLC		TX
SC&AW, Limited Partnership		TX
Seacoast Physical Therapy, Limited Partnership		TX
Signature Physical Therapy, Limited Partnership		TX
Snohomish Management, LLC		WA

Name	DBA	State of Formation
South Tulsa Physical Therapy, Limited Partnership	Physical Therapy of Jenks South Tulsa Physical Therapy Jenks Physical Therapy	TX
Spectrum Physical Therapy, Limited Partnership	Southshore Physical Therapy	TX
Sport & Spine Clinic of Fort Atkinson, Limited Partnership	Sport & Spine Clinic of Sauk City Sport & Spine Clinic of Madison Sport & Spine Clinic of Jefferson Sport & Spine Edgerton	TX
Sport & Spine Clinic, L.P.	Sport & Spine Sport & Spine Clinic of Edgar Sport & Spine Minocqua Sport & Spine - Rib Mountain	DE
SportsCare and Armworks Management GP, LLC		TX
Spracklen Physical Therapy, Limited Partnership		TX
STAR PT Management GP, LLC		TX
STAR Physical Therapy, LP		TX
Star Therapy Centers, Limited Partnership	Star Therapy Services of Copperfield Star Therapy Services of Cy-Fair Star Therapy Services of Fulshear Star Therapy Services of Katy Star Therapy Services of Magnolia Star Therapy Services of Spring Cypress Star Therapy Services of Cinco Ranch	TX
Summit Hand Management GP, LLC		TX
Summit Hand Therapy, Limited Partnership		DE
Summit PT Management GP, LLC		TX
Summit Physical Therapy, Limited Partnership	Brookeville Physical Therapy	TX
Texstar Physical Therapy, Limited Partnership		TX
The Hale Hand Center, Limited Partnership		TX
The U.S. Physical Therapy Foundation		TX
Therapyworks Physical Therapy, LLC	Therapyworks	DE
Thibodeau Physical Therapy, Limited Partnership		TX
Thomas Hand and Rehabilitation Specialists, Limited Partnership	CoreFit Rehabilitation	TX
Thunder Physical Therapy, Limited Partnership		TX
TX - P4 PT Management GP, LLC		TX
TJC Concierge, LLC		TX
U.S. Physical Therapy, Inc. PAC		TX
U.S. Physical Therapy, Ltd.		TX
U.S. PT - Delaware, Inc.		DE
U.S. PT Alliance Rehabilitation Services, Inc.	Alliance Rehabilitation Services	TX
U.S. PT Management, Ltd.		TX
U.S. PT Michigan #1, Limited Partnership	Genesee Valley Physical Therapy	TX
U.S. PT Michigan #2, Limited Partnership	Physical Therapy Solutions	TX
U.S. PT Solutions, Inc.	Physical Therapy Solutions	TX

Name	DBA	State of Formation
U.S. PT Texas, Inc.	Kinetix Physical Therapy	TX
U.S. PT Therapy Services, Inc. (formerly U.S. Surgical Partners, Inc.)	Capstone Physical Therapy Carolina Hand and Wellness Center Hand Therapy of North Texas - Frisco Hand Therapy of North Texas - Coppell Innovative Physical Therapy Lake City Hand Therapy Life Sport Physical Therapy Life Sport Physical Therapy - Glen Ellyn Metro Hand Rehabilitation Missouri City Physical Therapy Mountain View Physical Therapy of Medford Mountain View Physical Therapy of Talent Northern Illinois Therapy Services Propel Physical Therapy ReAction Physical Therapy Therapeutic Concepts Tulsa Hand Therapy Waco Sports Medicine and Rehabilitation	DE
U.S. PT Turnkey Services, Inc. (formerly Surgical Management GP, Inc.	The Hand & Orthopedic Rehab Clinic	TX
U.S. Therapy, Inc.	First Choice Physical Therapy	TX
	The Facilities Group, Inc.	
University Physical Therapy, Limited Partnership		TX
USPT Physical Therapy, Limited Partnership	Body Basics Physical Therapy	TX
Victory Physical Therapy, Limited Partnership		TX
West Texas Physical Therapy, Limited Partnership		TX
Wright PT Management GP, LLC		TX
Wright Physical Therapy, Limited Partnership		TX
Wyoming Hand and PT Management GP, LLC		TX

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated February 27, 2026, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of U.S. Physical Therapy, Inc. on Form 10-K for the year ended December 31, 2025. We consent to the incorporation by reference of said reports in the Registration Statements of U.S. Physical Therapy, Inc. on Form S-3 (File No. 333-272147) and Forms S-8 (File No. 333-30071, 333-64159, 333-67678, 333-67680, 333-82932, 333-103057, 333-113592, 333-116230, 333-153051, 333-185381, 333-200832, 333-230368, and 333-267090).

/s/ GRANT THORNTON LLP
Houston, Texas
February 27, 2026

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EXHIBIT 31.1

CERTIFICATION

I, Christopher J. Reading, certify that:

1. I have reviewed this annual report on Form 10-K of U.S. Physical Therapy, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

/s/ Christopher J. Reading

Christopher J. Reading
Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Carey Hendrickson, certify that:

1. I have reviewed this annual report on Form 10-K of U.S. Physical Therapy, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

/s/ Carey Hendrickson

Carey Hendrickson
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of U.S. Physical Therapy, Inc. (the ''registrant'') on Form 10-K for the year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the ''report''), we, Christopher J. Reading, and Carey Hendrickson, Chief Executive Officer and Chief Financial Officer respectively, of the registrant, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

(1) The report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

February 27, 2026

/s/ Christopher J. Reading

Christopher J. Reading
Principal Executive Officer

/s/ Carey Hendrickson

Carey Hendrickson
Principal Financial and Accounting Officer

A signed original of this written statement required by Section 906 has been provided to U. S. Physical Therapy, Inc. and will be retained by U. S. Physical Therapy, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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